UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada
(State or other jurisdiction of incorporation or organization)

None
(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F ✓

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ______ No ✓

The following documents are being submitted herewith:

1. Annual Report for the year ended December 31, 2001;
2. Notice of Meeting;
3. Management Information Circular; and
4. Form of Proxy and Voting Instructions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: March 26, 2002 By: ______________________

Blaine G. Melnyk
Corporate Secretary

Expanding Our North American Footprint

ENBRIDGE



2001 Annual Report

In 2001, Enbridge continued to build on its core businesses in Canada and the United States, to expand our North American footprint. The Company also grew internationally.

1 **January** Enbridge announced its participation in a proposed pipeline to deliver East Coast offshore natural gas to markets in New Brunswick, Quebec and Ontario. Enbridge has a 50% interest in the proposed Cartier Pipeline.

2 **March** Enbridge announced the acquisition of Midcoast Energy Resources, Inc. of Houston. Midcoast – renamed Enbridge Midcoast Energy, Inc. – gathers, transports, processes and markets natural gas and other products through over 80 company-owned pipelines, primarily in the United States Gulf Coast and Midcontinent regions. The acquisition, with a total transaction value of approximately $900 million, significantly expanded Enbridge's presence in the United States, and Houston became headquarters for Enbridge's United States energy delivery business activities.

3 **April** Enbridge announced its participation in construction and operation of a wind power project in southwest Saskatchewan. The $20 million SunBridge Wind Power Project will generate more than 11 megawatts of electricity for distribution through the Saskatchewan power grid. Enbridge has a 50% interest and operates the facility.

4 **May** The National Energy Board approved Phase II of the Terrace Expansion program for Enbridge's crude oil mainline. The $100 million expansion adds approximately 40,000 barrels per day of capacity, and was in service at the beginning of 2002.

5 **June** Enbridge announced that, beginning in late 2002, it will transport up to 10,000 barrels per day of bitumen from PanCanadian's Christina Lake oil sands project to Enbridge's Kirby Lake Pipeline Terminal. There the bitumen will be blended with diluent and transported on the Enbridge Athabasca Pipeline to the Hardisty, Alberta, terminal.

6 **June** Enbridge received industry notification to proceed with Phase III of the Terrace Expansion program. The $450 million Phase III will add 140,000 barrels per day of capacity to the Enbridge crude oil mainline with an anticipated in-service date of mid-2003.

7 **July** Enbridge entered into a partnership with BC Gas to develop and operate a new company to provide meter reading, billing, call centre, field work appointment scheduling and other customer services. The company, called CustomerWorks, will initially serve more than 3.5 million customers, including customers of Enbridge's gas distribution business and BC Gas.

8 **September** Enbridge Atlantic Energy Services Inc. was created to sell natural gas commodity contracts to customers in New Brunswick.

9 **September** Lakehead Pipe Line changed its name to Enbridge Energy Partners, L.P., and its New York Stock Exchange listing symbol to EEP. Enbridge operates and has a 13.6% interest in the Partnership.

10 **October** Enbridge announced it was purchasing natural gas gathering, treating and transmission assets in south Texas. The US$50 million acquisition was the first to be completed by Enbridge's Houston-based Transportation South business group, created at the time of the Midcoast Energy acquisition.

11 **October** Enbridge listed and began trading on the New York Stock Exchange. The listing supports Enbridge's objectives of increasing its North American footprint and of expanding its United States shareholder base. Enbridge shares trade under the symbol ENB.

12 **November** Enbridge announced plans to acquire a 25% interest in Compañia Logistica de Hidrocarburos CLH, S.A., Spain's largest refined products transportation and storage business.

HIGHLIGHTS

Annual growth in earnings per share has averaged 16.5% since 1997.

Earnings Per Common Share
(dollars per share)


1.58
1.66
1.91
2.54
2.91
97
98
99
00
01

Dividends Per Common Share
(dollars per share)


1.060
1.120
1.195
1.270
1.400
97
98
99
00
01

Financial *(millions of dollars, except per share amounts)*	**2001**	2000	1999
Earnings Applicable to Common Shareholders			
Continuing Operations	**413.2**	357.7	287.9
Discontinued Operations	**45.3**	34.6	–
	458.5	392.3	287.9
Per Common Share Amounts *(dollars per share)*			
Earnings – Continuing Operations	**2.63**	2.32	1.91
Earnings – Discontinued Operations	**0.28**	0.22	–
	2.91	2.54	1.91
Cash Provided from Operating Activities	**0.85**	1.71	3.28
Dividends	**1.400**	1.270	1.195
Cash Provided from Operating Activities	**133.9**	263.5	495.1
Common Share Dividends Paid	**227.5**	202.1	186.4
Return on Average Common Shareholders' Equity	**18.6%**	18.6%	14.3%
Debt to Debt Plus Shareholders' Equity at Year End	**71.2%**	67.8%	67.4%

Operating	**2001**	2000	1999
Energy Transportation[1]			
Deliveries *(thousands of barrels per day)*	**2,196**	2,164	2,023
Barrel miles *(billions)*	**699**	743	696
Average haul *(miles)*	**872**	941	946
Energy Distribution[2]			
Volume of gas distributed *(billion cubic feet)*	**427**	421	402
Number of active customers *(thousands)*	**1,571**	1,520	1,466
Degree day deficiency[3] *(degrees Celsius)*			
Actual	**3,743**	3,569	3,460
Forecast based on normal weather	**3,816**	3,929	4,060

1 Energy Transportation operating highlights include the statistics of the 13.6% owned Lakehead System.
2 Highlights of Energy Distribution reflect the results of Enbridge Consumers Gas and other gas distribution operations on a one quarter lag basis for the years ended September 30, 2001, 2000 and 1999. Energy Distribution volumes and the number of active customers are derived from the aggregate of buy/sell and transportation service supply arrangements.
3 Degree day deficiency is a measure of coldness. It is calculated by accumulating for each day in the fiscal period the total number of degrees by which the daily mean temperature fall below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

"In this year's Letter to Shareholders, Enbridge Board Chair Don Taylor and I would like to share a few observations and tell you how we're progressing on several fronts. We hope that you find this a useful summary of our goals and objectives, how Enbridge differs from its peers, how we did in 2001, and where we are headed in the next few years. If there's one message that we would like to leave with you it's that the Enbridge management team is very excited about the Company's prospects and our ability to continue to provide superior returns to you, our shareholders."

Patrick D. Daniel, President & Chief Executive Officer
Enbridge Inc.

Our Vision and Value Proposition

At Enbridge, we are experts in energy asset management – oil pipelines, natural gas pipelines, gas and electricity distribution systems, and terminalling, tankage and storage systems. Our vision is to continue to build on these core businesses and become one of the top energy delivery companies in North America.

To achieve our vision we will pursue profitable growth with the same disciplined, low-risk approach to investing that shareholders have become accustomed to. That means we will continue to create value through infrastructure-based investments, operational excellence, and by being a true partner with our customers.

Our goal is clear – to provide superior returns to shareholders. Over the last seven years we have demonstrated our ability to do just that, generating compound annual growth in shareholder returns of 21%, which well exceeds comparable indices.

There are a number of characteristics that set Enbridge apart from its peers and provide shareholders with a unique value proposition. To begin with, Enbridge is focused on building, acquiring and managing infrastructure assets. The vast majority of our operations are regulated, with limited exposure to swings in commodity prices, and we have no trading and no material marketing activities. This makes for a steady and predictable earnings stream which is a key to our low-risk profile.

At the same time, our overall growth has been equal to or exceeds that of companies with higher risk operations. This is best illustrated by our 2001 financial results: we delivered record earnings while many Canadian and United States companies experienced difficulties. This combination of low risk and strong growth is the essence of our value proposition.

ANSWERS TO SOME FREQUENTLY ASKED QUESTIONS

WHY WOULD ENBRIDGE MAKE AN INVESTMENT IN SPAIN?

Our 25% interest in CLH fits well with our business strategies. CLH is Spain's largest refined products transportation and storage business, and leverages our core business expertise. CLH is the dominant industry participant in its market, and we view the investment as relatively low risk – one that will provide attractive returns, has potential for additional investments in the region, and enhances our strategy of affiliation with key global players.

We have unparallelled competitive positions within our core businesses. Our crude oil and liquids mainline system transports more than 60% of all Western Canadian liquids production, and has a dominant position in terms of deliveries to the prime Midwest market in the United States. Our natural gas distribution franchise in Ontario is Canada's largest, serving more than 1.5 million customers and growing every year.

Our approach is to intimately understand our business environment and our customers' needs. Our customers recognize Enbridge as a leader in the transportation and distribution of energy because we offer innovative business solutions that benefit both our shareholders and our customers.

Enbridge once again generated a superior rate of return on common equity: 18.6% in 2001.

In consultation with stakeholders, Enbridge proactively addresses safety, environment and community issues. It is critical that we continue to be a good corporate citizen and community partner.

We have a seasoned management team and highly skilled employees with a proven track record, and personal incentive programs that align employees with corporate objectives for growth. Finally, we believe that we have developed a culture that encourages success.

2001 – A Record Year

All of these elements combined to produce another record year for Enbridge in 2001.

Earnings applicable to common shareholders were $458.5 million, or $2.91 per share, in 2001 compared with $392.3 million, or $2.54 per share, in 2000. Once again we delivered double-digit earnings per share growth. What's most significant is that we achieved this in a very competitive and challenging environment, particularly with depressed liquids and natural gas supply from Western Canada, as well as temporarily reduced demand for these products in the United States market. We are well positioned to improve upon our track record when these fundamentals turn around, and our view is that they will.

Our focus on profitable investing continued to pay off as we once again generated a superior return on common shareholders' equity: 18.6% in 2001.

We continued to increase dividend payments to our shareholders. Dividends were increased in January 2001 by 8.5%, to $0.35 per common share per quarter, and again in January 2002 by 8.6%, to $0.38 per common share per quarter.

WHAT WILL BE THE IMPACT OF THE CHANGE THAT STANDARD & POOR'S MADE TO YOUR CREDIT RATING?

Our rating remains a strong investment grade, enabling us to continue to pursue our growth plans, even with S&P's downgrade. S&P's main concern was our leverage, and while we are comfortable with our debt/equity levels, considering them appropriate for our business, we also recognize that in the current business environment there is increased scrutiny on and concern about corporate debt. Accordingly, we plan to reduce our debt leverage to between 60% and 65%.

DID ENBRIDGE EXPERIENCE ANY DISAPPOINTMENTS IN 2001?

Liquids volumes, although up from 2.164 million barrels per day in 2000 to 2.196 million barrels per day in 2001, were less than anticipated. In addition, natural gas volumes from the Western Canadian basin were not as strong as expected. However, the prospects for these and other parts of our core businesses remain excellent, as we believe both liquids and natural gas volumes will improve.

In 2001, we invested $1.3 billion dollars. This included expenditures on core businesses as well as on new opportunities that extend our geographic presence and our growth platform.

Key Strategic Thrusts

Our key strategic thrusts are summarized as follows:

- We enhance profitability through adoption and maintenance of incentive-based rate mechanisms, and then manage for operational excellence to maximize the benefits for customers and shareholders.

- We aggressively develop our core businesses – liquids and natural gas pipelines, and natural gas distribution – through expansion and geographic extension, in North America and internationally.

- We develop and acquire businesses that are complementary to our core operations. The objective is to extend our reach to other parts of the energy value chain.

We are also emphasizing three specific areas within the context of these strategic thrusts. We are committed to increasing our presence in key North American energy markets, particularly in the United States. We will increase the scale of our operations, which includes a focused examination of acquisition opportunities that will build on existing strengths.

And we will develop and apply new technologies – including new energy technologies – to enhance our competitive advantage.

Progress on Strategies

A number of recent accomplishments significantly advanced these strategies. They are detailed on the inside front cover of this report. However, we would like to highlight three particular initiatives that could have a significant impact on the Company's future.

- Increasing our North American footprint: In 2001, we made significant progress on extending our geographic footprint to the Midcontinent and Gulf Coast with the acquisition of Midcoast Energy Resources of Houston. We are now well positioned to increase acquisition activity with a focus on those areas in the United States where Midcoast already has a presence.

- Positioning for oil sands growth: Enbridge is developing a dominant position in the Alberta oil sands. We continued in 2001 to add new customers to the Athabasca pipeline system and establish Enbridge as the primary transporter of new volumes from the region. We also are investigating the feasibility of two new projects that would facilitate delivery of an increased supply of bitumen from the oil sands – one is a potential new pipeline to the West Coast and the other is a hot bitumen line from the oil sands to Edmonton.

WHAT IS YOUR OUTLOOK FOR CRUDE OIL VOLUMES, AND WHAT WILL BE THE IMPACT ON YOUR PIPELINES?

Although throughput volumes were less than expected in 2001, we know oil sands volumes are going to increase, and soon. Given the number of oil sands and heavy oil projects under way and planned for northern Alberta, we are confident of significant volume growth beginning in the next few years. That is why we constructed Phase II of the Terrace Expansion program in 2001, and our customers gave us the approval to proceed to develop Phase III. These and other expansion initiatives will be needed, and will provide significant growth opportunities for our crude oil mainline and our Athabasca pipeline and terminal facilities.

- Leveraging gas transmission: Our relatively recent investments in the Alliance and Vector natural gas pipelines form the base for our move into new gas-related areas – acquisition of gas infrastructure in the U.S. and participation in frontier basins such as the Mackenzie Delta, Prudhoe Bay and Canada's East Coast.

We regularly review our strategies and make changes in course where necessary. In January 2002, we announced the sale of our retail energy services business for $1 billion cash. Although retail energy services was certainly part of our overall energy strategy, it was not part of our core objective which is to develop, acquire and manage infrastructure assets. The sale, which is expected to close in the second quarter of 2002, allows us to apply our capital and other resources to core opportunities, and strengthen our financial position.

Enbridge has an abundance of opportunities for growth, including greenfield developments and acquisitions.

Looking to the Future

Our goal is to continue to profitably position your Company for future growth, while carefully balancing risk and reward. We have an abundance of opportunities, both in terms of greenfield developments and acquisitions. In fact, opportunities for acquisitions of infrastructure assets are expected to be even more plentiful given divestiture plans recently announced by some of our United States counterparts.

We have an ideal structure to acquire assets in the United States. Enbridge Energy Partners – our United States master limited partnership – provides a low-cost-of-capital vehicle to compete in the acquisition market, while allowing us to preserve our own capital. More importantly, it provides Enbridge with substantial upside, through an incentive mechanism that provides for higher participation in the Partnership's earnings as they grow.

Our liquids transportation and natural gas distribution businesses continue to have built-in growth opportunities. Significant growth in volumes from the oil sands is anticipated over the next decade and our crude oil mainline, Athabasca pipeline and terminal facilities are all expected to require ongoing expansion. Enbridge Consumers Gas continues to add more than 50,000 new customers per year.

We are actively pursuing participation in frontier gas pipeline development, whether it be from Alaska, the Mackenzie Delta, Canada's East Coast offshore or the Gulf of Mexico. We believe we are particularly well positioned for northern development, since we are the only Canadian company with extensive operating experience in the North.

WHAT HAS ENABLED ENBRIDGE TO ACHIEVE STRONG RESULTS WHILE SOME OF YOUR UNITED STATES PEERS HAVE EXPERIENCED DIFFICULTIES?

Although Enbridge shares some similarities with some of our U.S. peers – primarily in terms of energy delivery – we also differ significantly in a number of respects. The major difference is that we have little commodity exposure or marketing operations. We are first and foremost an asset manager. We also have throughput protection as a result of our incentive tolling agreement with shippers; we are diversified in terms of geography and the types of energy we deliver; and we have a steady and predictable earnings stream.

We will continue to assess new technologies. That includes the development and implementation of information technologies that support operations, employees, business partners and customers. In addition, we will assess and consider investment in emerging and renewable energy technologies. Our strategic alliance for development of fuel cells for residential use is one example; the SunBridge Wind Power Project in Saskatchewan and the alliance with Ensyn to develop heavy oil upgrading technology are two others.

We will continue to seek low-risk international projects to supplement our North American growth, with a target of having international investments contribute between 10% and 15% of net earnings. We evaluate international projects carefully, and are very focused and disciplined geographically and economically, as evidenced by our recent acquisition in Spain.

Our prospects for growth are supported by the Company's financial strength. Our capital structure reflects strong business fundamentals and unparallelled core businesses, and we intend to reduce our targeted debt leverage from the current range of between 65% and 70% to between 60% and 65%.

Our prospects for growth are also enhanced by the strength of our people. We know that a key component of our competitive advantage is the dedication, hard work and skills of our employees. On behalf of the Board, we thank all of them for their continuing efforts and enthusiasm.

We also extend our thanks to André Caillé, who left our Board in January 2002 after five years of service. And we welcome David Arledge and Michel Gourdeau who joined the Board that same month. We look forward to their counsel and experience as all of us work together to achieve our common goal – adding value for Enbridge shareholders.

On behalf of the Board of Directors:

Donald J. Taylor Chair of the Board of Directors February 25, 2002	Patrick D. Daniel President & Chief Executive Officer

WHAT BENEFITS DO YOU SEE FROM THE SALE OF YOUR RETAIL ENERGY SERVICES BUSINESS?

Although we built a successful retail business in a deregulated environment (and the $1 billion sale price reflects that), we don't need it to continue our profitable growth. We probably could have continued making modest progress in the business, but significant resources are still required to prove out the business model. The timing was right for us to sell the retail business and concentrate on our core strengths of energy transportation and distribution, which are far less sensitive to economic downturns, and which we believe offer greater prospects for growth in shareholder value.

When used in this annual report, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

WHAT WE DO AND WHERE WE DO IT

Enbridge's vision is to be a world-class energy delivery company. The management of assets is a key element of Enbridge's business, along with creating value for shareholders through growth, operational excellence, incentive mechanisms and innovative technology.



Energy Transportation North

Liquids Pipelines

- Enbridge Pipelines Inc.
- Enbridge Pipelines (NW) Inc.
- Enbridge Pipelines (Athabasca) Inc.
- Enbridge Pipelines (Saskatchewan) Inc.

Natural Gas Pipelines

- Alliance Pipeline Limited Partnership (21.4%)
- Vector Pipeline Limited Partnership (45%)
- Cartier Pipeline – proposed (50%)

Other

- AltaGas Services Inc. (40%)
- Aux Sable Liquid Products Inc. (21.4%)



Energy Transportation South

- Enbridge Energy Partners, L.P. (13.6%)
  - Enbridge Pipelines (North Dakota) L.L.C.
  - Enbridge Pipelines (East Texas) L.L.C.
- Enbridge Midcoast Energy, Inc.
- Enbridge Pipelines (Toledo) Inc.
- Mustang Pipe Line Partners (30%)
- Chicap Pipe Line Company (22.8%)
- Frontier Pipeline Company (77.8%)

ENBRIDGE



Norman Wells
Zama
Fort McMurray
Edmonton
Hardisty
Montreal
Casper
Toronto
Salt Lake City
Chicago
Toledo
Patoka

Liquid Hydrocarbon Pipelines

- Enbridge Pipelines and Enbridge Energy Partners (Lakehead System)
- Enbridge Pipelines (NW)
- Enbridge Pipelines (Saskatchewan)
- Enbridge Pipelines (North Dakota)
- Enbridge Pipelines (Athabasca)
- Enbridge Pipelines (Toledo)
- Mustang Pipe Line
- Frontier Pipeline
- Chicap Pipe Line



Fort St. John
Edmonton
Chicago
Dawn

Gas Pipelines & Canadian Midstream

- Alliance Pipeline
- Vector Pipeline
- Carter Pipeline (proposed)
- AltaGas Services



Montreal
Casper
Salt Lake City
Chicago
Buffalo
Toledo
Patoka
Houston

Transportation South

- Enbridge Energy Partners (Lakehead System)
- Frontier Pipeline
- Chicap Pipe Line
- Mustang Pipe Line
- Enbridge Midcoast Energy
- Enbridge Pipelines (North Dakota)
- Enbridge South Texas (acquired from Transco)
- East Texas
- Enbridge NE Texas (acquired from Sulphur River)


Ottawa
Montreal
Toronto

Energy Distribution

Natural Gas Distribution
- Enbridge Consumers Gas
- Noverco Inc.
- Enbridge Gas New Brunswick

Electric Power Distribution
- Cornwall Electric


Prudhoe Bay
Inuvik
Norman Wells
Whitehorse
Fort Simpson
Fort St. John

Northern Gas Development

Potential Routes
- Mackenzie Valley Pipeline
- Alaska Highway (Southern)
- Over the-top (Northern)


Barcelona
Madrid


Coveñas
Jose Terminal
Cusiana/ Cupiagua
Bogota

International

Spain
- CLH

South America
- OCENSA



Enbridge is a leader in energy transportation and distribution, in North America and internationally. The Company owns and operates the world's longest crude oil and liquids pipeline, and Canada's largest natural gas distribution company.

The Enbridge Corporate Leadership Team

(left to right)

Dan C. Tutcher
Group Vice President,
Transportation South

Stephen J.J. Letwin
Group Vice President,
Distribution & Services

Derek P. Truswell
Group Vice President
& Chief Financial Officer

Patrick D. Daniel
President & Chief Executive Officer

Stephen J. Wuori
Group Vice President,
Planning & Development

J. Richard Bird
Group Vice President,
Transportation North

Bonnie D. DuPont
Group Vice President,
Corporate Resources

Mel F. Belich
Group Vice President,
International

Energy Distribution



- Enbridge Consumers Gas
  - Gazifère Inc. – an Enbridge Company
  - Niagara Gas Transmission Limited – an Enbridge Company
  - St. Lawrence Gas Company, Inc. – an Enbridge Company
- Noverco Inc. (32%), which owns:
  - Gaz Métropolitain and Company, Limited Partnership (77%) which owns:
    - Vermont Gas Systems, Inc. (100%)
    - TQM Pipeline and Company, Limited Partnership (50%)
- Enbridge Gas New Brunswick Limited Partnership (63%)
- Cornwall Electric – an Enbridge Company
- Enbridge Commercial Services Inc.
- CustomerWorks Limited Partnership

International



- Enbridge International Inc.
- Oleoducto Central S.A. (24.7%)
- Compañia Logistica de Hidrocarburos CLH, S.A. (25%)
- Enbridge Technology Inc.

[illegible] Development and Other



- SunBridge Wind Power Project (50%)
- Global Thermoelectric Inc. (strategic alliance)
- Inuvik Gas Ltd. (33⅓%)
- Tidal Energy Marketing Inc. (50%)
- NetThruPut Inc. (52%)



Energy Distribution

- Enbridge Consumers Gas added 51,000 customers in fiscal year 2001, the fifth year in a row the Company has exceeded the 50,000 mark bringing the total number of customers served in Ontario, Quebec and New York State to more than 1.5 million.
- Enbridge Gas New Brunswick delivered its first natural gas to customers, and continued to add to its customer base. An affiliate company, Enbridge Atlantic Energy Services, began marketing natural gas in the province.

- Enhance Enbridge Consumers Gas efficiency, improve customer service and position it for growth under Comprehensive Performance-Based Regulation.
- Capture additional value through optimization of storage assets.
- Participate in the development of the distributed generation market for electricity.
- Focus on increasing volumes of gas delivered. Increase capital efficiencies that reduce the cost to add new customers.

Have a Comprehensive Performance-Based Regulation mechanism in place for the fiscal year 2003 and beyond.

Transfer storage assets to a new company and implement a separate Performance-Based Regulation plan for these assets.



International

- Enbridge successfully completed its first full year as sole operator of the OCENSA crude oil pipeline in Colombia.
- Enbridge announced the purchase of a 25% interest in Compañia Logistica de Hidrocarburos CLH, S.A., Spain's largest refined products transportation and storage business.
- Enbridge Technology began a five-year contract to operate a natural gas transmission system in Oman, and finalized an agreement to operate the Jose oil storage and loading terminal in Venezuela for 10 years.

- Continue to follow a disciplined approach to international investments involving:
  - a focus on selected regions based on global trends in supply and demand,
  - increased emphasis on acquisitions,
  - an opportunistic approach to unique or strategic opportunities.
- Leverage the expertise and contact base that Enbridge International and Enbridge Technology have developed.
- Pursue affiliations with global energy players, and utilize alliances with key partners.

- Continue to supplement Enbridge's North American business activities by participating in projects that utilize technical and operating expertise in liquids and gas transportation, storage and terminalling.
- Continue stable revenue from the OCENSA investment in Colombia.
- Develop new projects for investment in Latin America and the Arabian Peninsula.



Sustainable Development and Other

- Enbridge and Suncor Energy constructed 17 wind turbines to generate electricity for the Saskatchewan power grid. The turbines were built at the SunBridge Wind Power Project site in southwestern Saskatchewan.
- Global Thermoelectric delivered its first residential fuel cell prototype to Enbridge for testing.

- Develop and apply new technologies, including emerging and renewable energy technologies, that have the potential to reshape energy markets.

- Continue to investigate emerging technologies that may have a significant impact on Enbridge in the longer term, and explore the potential for early stage investments in those technologies.
- Pursue technology developments that will maintain or increase heavy oil and synthetic crude oil production, and invest in emerging heavy oil upgrading technologies.



Energy Transportation North

2001 Accomplishments

- System deliveries averaged 2.2 million barrels per day of crude oil and natural gas liquids.
- Enbridge continued to expand capacity on its crude oil mainline system in anticipation of growing production volumes from oil sands and heavy oil projects in northern Alberta. Terrace II Expansion was placed in service in early 2002, and shipper approval was received to proceed with development of Terrace III Expansion.
- Construction began on facilities to connect bitumen from Petro-Canada's MacKay River project and PanCanadian's Christina Lake oil sands project for transportation on the Enbridge Athabasca pipeline system beginning in 2002.
- Consolidation of pipeline and gas distribution control operations at the new Edmonton Control Centre improved efficiencies while ensuring safety and system integrity.
- The Alliance and Vector natural gas pipelines completed their first full year of operations.

Strategies for Growth

- Focus on operational excellence as a competitive advantage.
- Be responsive to customers' issues, concerns and needs, and identify longer term opportunities to work with existing and potential customers to provide value-added solutions.
- Work with customers to pursue system-wide expansions to address continued growth in oil sands supply potential.
- Maintain and enhance positive and constructive relationships with stakeholders, including landowners, aboriginal peoples, communities, governments, regulators and customers.
- Identify and pursue new business opportunities.

Future Goals

- Continue to enhance profitability through incentive-based tolling mechanisms, and manage for operational excellence.
- Pursue business development priorities including successful completion of the Terrace expansions, post-Terrace mainline expansion, Athabasca Pipeline development, additional oil sands pipeline development, PADD IV corridor development, liquids pipeline acquisitions, the "West to East" natural gas pipeline strategy, East Coast gas pipelines, gas storage and gas services.
- Position Enbridge to be a major participant in the development of a northern pipeline or pipelines to transport Alaskan and Mackenzie Delta natural gas.



Energy Transportation South

2001 Accomplishments

- Enbridge completed the Midcoast Energy Resources acquisition which provides an expanded platform for aggressive United States growth. That, combined with the rebranding of Lakehead and the move of the Enbridge Energy Partners head office to Houston, significantly strengthened Enbridge's presence in the United States.
- Enbridge acquired additional assets and interests in United States pipelines, including additional natural gas gathering, treating, processing and transmission assets in Texas.

Strategies for Growth

- Continue to expand Enbridge's North American footprint, with particular emphasis on growth in the United States.
- Continue growth of the Enbridge Midcoast Energy asset base, particularly with respect to new gas pipeline facilities to serve cogeneration projects.
- Use Enbridge Energy Partners, L.P. as the principal engine of growth in the United States. Grow the master limited partnership with a combination of acquisitions and organic growth, including asset transfers from Enbridge Midcoast Energy, if appropriate.

Future Goals

- Continue to acquire crude oil and natural gas assets that complement Enbridge's existing United States businesses and are accretive to investors.
- Establish a foothold in crude oil pipeline development, ownership and operation in the Gulf Coast region.

At Enbridge, we believe that helping to improve the quality of life in the communities where our employees work and live is fundamental to our success. We strive to create a workplace where each of our nearly 6,000 employees has the opportunity to grow and achieve, and to contribute to the well-being of communities through volunteerism. We believe that creating a safe workplace for every Enbridge employee, contractor and visitor is more than just the right thing to do – it's critical to our business success. At Enbridge, we also believe business success comes from listening and responding to our stakeholders. Through information sharing, consultation and cooperation, we work with people to understand their issues and concerns and reach mutually beneficial solutions. At home and abroad, our *Statement on Business Conduct* outlines for our employees the expected standards of behaviour and ethics in all our business endeavours. In keeping with our commitment to transparency and corporate social responsibility, in January 2002 Enbridge adopted the internationally recognized *Voluntary Principles on Security and Human Rights*, which deal with responsible corporate action in "zones of conflict". Enbridge intends to append the *Voluntary Principles* to its *Statement on Business Conduct*, which will further strengthen an already strong code of conduct.



Left to right: Senator Joyce Fairbairn (second from left) launched the Books for Babies program at the Enbridge Literacy Tent — Word on the Street Festival in Calgary; Enbridge Consumers Gas President Jim Schultz accepted the Environmental Practice of the Year award at the Global Energy Awards ceremony; Environmental Initiatives Program funding supported the Pipestone Creek Interpretive Trail Project in the West Souris River Conservation District in Manitoba; members of the Enbridge Consumers Gas United Way committee showed their colors at the Leaps & Bounds Walk/Run event in Toronto.

Human Resources Strategy

Enbridge takes pride in being seen as a leader in many of its Human Resources practices. Harmonization of programs has bolstered Enbridge's appeal as an organization that offers broad individual development and growth opportunities. The Company is competitive from a wage and salary perspective, and our *Learning and Leadership* strategies will put us in front of most organizations, not only from a quality perspective but also from a return on investment perspective.

The Company is focused on:

- Ensuring the smooth integration of acquisitions and the management of all human resources issues related to that growth.
- Being recognized as a leader within our industry in those managerial, professional and technical groups where Enbridge must have the best and brightest in order to compete successfully.
- Maintaining a culture based on high performance and superior delivery of value to stakeholders.
- Being a "learning business" that grows and develops intellectual capital, provides satisfying career opportunities and has a record of retaining talent to meet the Company's business needs.
- Ensuring reward and recognition programs are in place that will enable the Company to attract and retain top-flight talent.



Environment, Health & Safety

At Enbridge, we are committed to excellence in implementing standards that not only comply with government and regulatory requirements but also respond to the social, economic and environmental expectations of our communities, customers, shareholders, government and the public. We believe that prevention of accidents and injuries and protection of the environment benefits everyone and delivers increased value to our stakeholders.

Our objectives and targets for environmental, health and safety performance are established, implemented and measured and have been published in the first Enbridge EH&S Annual Report. You can obtain a copy of this report by e-mailing webmaster@enpl.enbridge.com or visiting the Enbridge website at www.enbridge.com.

ENBRIDGE IN THE COMMUNITY

In 2001, Enbridge invested $3 million in communities in which we operate. By supporting communities where Enbridge has a presence, we help foster invaluable relationships, encourage community-mindedness and involvement by employees, and help create vibrant, healthy places for people to live. Our goals are to provide long-term positive results for the greatest number of people, and to support the efforts of non-profit organizations that build communities.

SOCIAL VISION STATEMENT

"We're Enbridge. In partnership with our communities, we deliver more than energy; we deliver on our commitment to enhance the quality of life in our communities by supporting programs in health, education, social services and the environment. Together with our employees we have the energy to make a difference."

Supporting Health and Social Services

For the third consecutive year, Enbridge employees across Canada and in the United States raised more than $1 million for United Way campaigns. The United Way of Greater Toronto awarded Enbridge Consumers Gas with the Public Awareness Spirit Award for the Company's contribution to building public awareness through special events including the *Enbridge CN Tower Stair Climb* for the United Way. With Enbridge's support, funds raised by the climb increased 13% to $640,000. The United Way of Calgary and Area awarded Enbridge with the Award of Excellence in recognition of companies who have demonstrated a history of outstanding campaigns, exceptional commitment to the community and great leadership.

Enbridge continues to provide funding support for the *Northern Alberta Hospital Campaign – Health Smart Solutions* and supported the pediatric pulmonary facility of the Southern Alberta's Children's Hospital through funds raised at the *Festival of Trees* in Calgary.

In the wake of the September 11 tragedy, Enbridge made a contribution to the American Red Cross to assist with ongoing relief efforts. Enbridge also made a donation to Cancer Counseling Inc., a non-profit organization based in Houston that helps patients and their families cope with the repercussions of cancer and its treatment.

Enbridge Consumers Gas supports communities through a combination of monetary donations and hours of employee volunteerism. Some of the most significant contributions were:

- Matching customer donations to *Share the Warmth*, a charity that purchases energy on behalf of those living at or near the poverty level. A total of $200,000 was used to offset energy costs for 1,800 homes and for relief agencies that provide essential services to the homeless.
- Being the title sponsor of *Light Up a Life* in support of *Eva's Initiatives*, the first program in North America that combines shelter with job training to help break the cycle of poverty and homelessness for youth.
- Participating as provincial sponsor of the *Crocus Campaign* in support of the Canadian National Institute for the Blind.
- Providing funding for a bursary awarded to a full-time graduate student under the supervision of a *Hospital for Sick Children* scientist. Graduate students are the main force behind many outstanding discoveries made each year at this world-renowned teaching hospital.
- Becoming a partner in *Ontario's Promise*, a non-partisan initiative encouraging business, government, the voluntary sector and individual citizens to increase their support for child and youth-related initiatives.

The New Spirit of Community Award

Enbridge's *Volunteers in Partnership* initiative in Calgary in support of high-risk families facing homelessness was awarded first place by the Canadian Centre for Philanthropy for its Imagine 2001 *New Spirit of Community* Partnership Awards. The prestigious award was given for Enbridge's partnership with the Aspen Family and Community Network society. As part of the award, Aspen received a cheque for $5,000. Criteria for the award include:

- The partnership must provide innovative sustainable solutions that meet community needs.
- Both partners are actively involved in the design and implementation of the program.
- Both partners bring a wide spectrum of resources to the program.
- The program delivers results that are of measurable benefit to the community.

Imagine
A Caring Company

Supporting Education

Enbridge continues to support numerous bursaries for high-performing students in Canada and the United States who are in need of financial assistance to pursue studies in science and engineering, regulatory studies and corporate environmental management. Enbridge created bursaries for students of aboriginal ancestry at Brock University in St. Catharines, Ontario; Hibbing, Minnesota; and Keyano College in Fort McMurray, Alberta.

Enbridge developed a Northern Student Award with the Northern Alberta Institute of Technology of Edmonton, Alberta to provide educational funding assistance for students of aboriginal ancestry interested in pursuing studies in the energy industry.

Junior Achievement chapters across the country were supported by funding and direct employee volunteer action in support of the *Economics of Staying in School* and *Personal Economics* programs. Enbridge provided support for the *Word on the Street Festival* in Calgary and continued to provide support for grassroots programs addressing literacy issues.

Supporting the Environment

In 2001, funding was provided through the Enbridge *Environmental Initiatives Program* to 37 grassroots community projects along the Enbridge Pipelines right-of-way. Some of these projects included construction of a wildlife viewing platform and interpretive signs in Hay River, Northwest Territories; tree planting in Morden, Manitoba; and the purchase of environmental learning resource materials for several schools in Alberta, Saskatchewan and the Northwest Territories.

The Toronto and Region Conservation Association's Environmental Day provides more than 2,500 students per day from across the Greater Toronto Area and York Region with an opportunity to appreciate and learn about the wildlife around them at the Bruce's Mill Conservation Park. Enbridge Consumers Gas supports this event on a yearly basis and funds raised enable the TRCA to continue programming for conservation. This initiative also supports wildlife habitat and wetlands protection and restoration.

Supporting Leadership Development

Enbridge's primary civic endeavor is to promote and encourage more citizens to become active community leaders. Enbridge believes that strong leadership and the need to develop a next generation of leaders is essential for the ongoing wealth, health and well being of our communities. Enbridge supports leadership development programs in Calgary, Edmonton, Regina, Toronto, Ottawa, Duluth and Superior, which help develop emerging leaders in those communities. Enbridge is committed to expanding support of a similar program in Fredericton, New Brunswick. In Calgary, Enbridge entered into a unique partnership with the Federation of Calgary Communities in support of 137 community associations as an opportunity to help grow new leaders through volunteerism.

Supporting Community Events

The Enbridge Consumers Gas Community Events Team participated in more than 300 community events that were attended by more than 1.2 million people. Fundraising events supported local hospitals such as the Markham Stouffville Hospital, raising more than $110,000 for cardiac equipment, and innovative outreach projects such as Toronto's *Second Harvest*, which raised almost half a million dollars, translating into about 750,000 meals for those most in need.

GLOBAL ENERGY AWARDS: Enbridge Consumers Gas received the *Environmental Practice of the Year* award at the 2001 Financial Times Global Energy Awards, which recognize the most outstanding accomplishments of the international energy industry. The Company was honored for the long-standing nature, diversity and sustainability of its environmental practices, and its "commitment to putting sustainable development principles into action with measured and impressive results."

HIGHLIGHTS

	2001	2000	1999	1998	1997	Compound Annual Growth
Return on Average Common Shareholders' Equity	**18.6%**	18.6%	14.3%	13.8%	14.2%	15.9%[1]
Earnings Applicable to Common Shareholders *(millions of dollars)*	**458.5**	392.3	287.9	240.9	217.3	20.5%
Earnings per Common Share *(dollars per share)*	**2.91**	2.54	1.91	1.66	1.58	16.5%
Dividends per Common Share *(dollars per share)*	**1.400**	1.270	1.195	1.120	1.060	7.2%
Total Assets *(billions of dollars)*	**13.1**	10.6	9.2	8.3	6.7	18.5%
Active Customers at Gas Utility *(thousands)*	**1,571**	1,520	1,466	1,414	1,362	3.6%
Liquids Deliveries *(thousands of barrels per day)*	**2,196**	2,164	2,023	2,136	2,083	1.3%

1 Represents average ROE for five-year period



- Return on average common shareholders' equity was 18.6% in 2001, well above regulated rates of return in Canada.
- Earnings applicable to common shareholders increased by $66.2 million, or 17%, over 2000 resulting in a compound earnings growth rate of 20.5% per annum over the last four years. This improvement was achieved despite the record warm winters experienced in the Company's gas distribution franchise areas in three of the last five years ending in 2001, which adversely affected earnings by $22 million in 2000, $31 million in 1999 and $40 million in 1998.
- The Company has achieved its objective of annual double-digit growth in earnings per share since 1995.
- The Company increased its quarterly dividend payment for the sixth consecutive year in 2001, while reducing its dividend payout ratio to 48% from 87% in 1995, in line with its growth objectives.
- Total assets have grown by an average of 18.5% annually over the past four years while still maintaining a strong and improving return on common equity.

Earnings Applicable to Common Shareholders
(millions of dollars)


217.3
240.9
287.9
392.3
458.5
97 98 99 00 01

Return on Average Common Shareholders' Equity *(%)*


14.2
13.8
14.3
18.6
18.6
97 98 99 00 01

CONSOLIDATED RESULTS

FINANCIAL HIGHLIGHTS

(Canadian dollars in millions; except per share amounts)	**2001**	2000	1999
Earnings			
Energy Transportation North	**193.6**	180.5	172.5
Energy Transportation South	**46.4**	23.3	39.1
Energy Distribution	**193.3**	215.3	95.2
International	**35.6**	26.4	28.7
Corporate	**(55.7)**	(87.8)	(47.6)
Continuing operations	**413.2**	357.7	287.9
Discontinued operations [1]	**45.3**	34.6	–
Net Earnings	**458.5**	392.3	287.9
Per Share Amounts			
Earnings			
Continuing operations	**2.63**	2.32	1.91
Discontinued operations [1]	**0.28**	0.22	–
	2.91	2.54	1.91

1 Earnings from discontinued operations cannot be disaggregated for the year ended December 31, 1999.

Earnings applicable to common shareholders (earnings) were $458.5 million, or $2.91 per common share, compared with $392.3 million, or $2.54 per common share, in 2000. The record earnings in 2001 reflect strong operating results from all businesses. Earnings from continuing operations were $413.2 million, or $2.63 per share, compared with $357.7 million, or $2.32 per share, in 2000. The higher earnings reflect improved operating results from Enbridge Consumers Gas (ECG) and the Enbridge System. The acquisition of Midcoast Energy Resources, Inc. (Enbridge Midcoast Energy) also contributed to higher earnings. In addition, the Company realized dilution gains from the issuance of units by Enbridge Energy Partners, L.P. (Enbridge Energy Partners or the Partnership) and improved results from corporate activities. These increases were partially offset by higher financing costs, a reduced contribution from Vector, a higher loss from the Aux Sable gas processing facility, and income tax rate reductions that had a smaller positive impact on earnings in 2001 than 2000.

There were several significant corporate and operating events during the year.

- In May, Enbridge purchased 100% of the outstanding shares of Enbridge Midcoast Energy, located in Houston, Texas, which represented progress on one of the Company's key strategic thrusts – to grow its North American footprint.
- In June, producers requested the construction of Phase III of the Terrace Expansion, signalling their confidence that volumes on the Company's liquids pipelines will increase in the medium term.
- In December, the Company decided to sell the retail and commercial energy services business to focus on its core activities of energy transportation and distribution.

Earnings from continuing operations increased from $287.9 million in 1999 to $357.7 million in 2000. The increase in earnings primarily reflects the effects of reductions in income tax rates, solid operating performance of the Energy Distribution business, and higher contributions from gas transmission pipelines. These improvements were partially offset by higher financing costs and a charge of $8.7 million related to Enbridge's merchant capacity on the Alliance and Vector Pipelines. In both 2000 and 1999, warmer than normal weather negatively affected Energy Distribution's results by $22.1 million and $31.3 million, respectively.

A gain recognized in 1999 related to the reduction in the Company's ownership interest in Enbridge Energy Partners did not recur in 2000.

Dividends paid on common shares have increased in each of the last three years. Growth in the dividend per share and a higher number of outstanding common shares contributed to the increase. The quarterly dividend per share increased to $0.35 in the first quarter of 2001 from $0.3225 per share established in the second quarter of 2000. In the second quarter of 1999 the quarterly dividend was raised to $0.3025. This represents increases of 8.5%, 6.6% and 5.2%, respectively, and was possible because of the sustained growth in earnings over the period.

The Company's business segments changed in 2001, as the acquisition of Enbridge Midcoast Energy resulted in changes to senior management responsibilities. All financial information has been restated to reflect the new segments. In addition, earnings from the retail and commercial energy services business are displayed as discontinued operations as it will be sold in the second quarter of 2002. The comparative figures for 1999 cannot be restated to display discontinued operations because the energy services business was included with the energy distribution business and was not accounted for separately.

ENERGY TRANSPORTATION NORTH

FINANCIAL RESULTS

(Canadian dollars in millions)	2001	2000	1999
Enbridge System	**111.1**	98.3	97.9
Enbridge Athabasca System	**29.9**	27.7	23.9
Enbridge NW System	**9.5**	10.7	11.1
Alliance Pipeline	**37.6**	28.4	27.7
Vector Pipeline	**3.9**	11.2	5.5
Gas Services	**(5.3)**	(8.8)	–
Other	**6.9**	13.0	6.4
	193.6	180.5	172.5

Energy Transportation North consists of liquids pipelines operations in Canada, the Company's equity interests in gas transmission pipelines and the Aux Sable gas processing plant, and the gas services business.

The mainline pipeline, which consists of the Enbridge System and the Lakehead System (the portion of the mainline pipeline in the United States and included in Energy Transportation South), is the world's longest crude oil pipeline system and is the primary transporter of crude oil from Western Canada to the United States. It is the only pipeline that transports crude oil from Western to Eastern Canada and serves all of the major refining centres in the province of Ontario, as well as the Midwest region of the United States.

Enbridge also owns the Enbridge Athabasca System and the Norman Wells system (Enbridge NW System). The Enbridge Athabasca System transports synthetic and heavy oils from northern Alberta to the pipeline hub at Hardisty, Alberta. The Enbridge NW System transports crude oil from Norman Wells, Northwest Territories to Zama, Alberta.



The Terrace II Expansion of Enbridge's mainline pipeline was constructed in 2001, adding 40,000 barrels per day of capacity.

Natural gas transmission activities include investments in the Alliance and Vector pipelines. Enbridge owns a 21.4% interest in Alliance, a 3,000-kilometre (1,800-mile) pipeline that commenced operations in December 2000 and transports liquids-rich natural gas from the Fort St. John, British Columbia area to Chicago, Illinois. The Company operates and holds a 45% investment in Vector, which transports natural gas from Chicago to Dawn, Ontario. Vector also commenced operations in December 2000. Alliance and Vector currently have the capacity to deliver 1.3 billion cubic feet per day (bcfd) and 1.0 bcfd, respectively.

The gas services business manages Enbridge's merchant capacity on Alliance and Vector and gas supply for Enbridge Consumers Gas.

Energy Transportation North earnings were $193.6 million for the year ended December 31, 2001, compared with $180.5 million for 2000. The higher earnings are due to increased contributions from the Enbridge System, Alliance and the Enbridge Athabasca System. These increases were partially offset by lower earnings from Vector and a higher loss from the Aux Sable facilities.

Energy Transportation North earnings of $180.5 million in 2000 increased by $8.0 million, when compared with 1999. The liquids pipelines posted solid operating results and construction on Vector and Alliance generated a higher allowance for equity funds during construction (AEDC). A charge of $8.7 million after tax was recognized in 2000 related to the Company's merchant capacity commitments on Alliance and Vector for the years 2000 to 2003.

Liquids Pipelines

Enbridge System

Earnings from the Enbridge System increased to $111.1 million in 2001 from $98.3 million in 2000. The increase was due mainly to the triggering of Phase III of the Terrace Expansion. In the third quarter, the Company recorded a charge for an adjustment to oil inventory due to shippers of approximately $3 million, after tax. This was the result of refinements in the oil loss estimation process, as well as improvements in the accuracy of measuring oil losses as new software applications are developed.

Deliveries[1]

(thousands of barrels per day)


2,083
2,136
2,023
2,164
2,196
97
98
99
00
01

1 Includes deliveries by the 13.6% owned Lakehead System

Tolls on the Enbridge System are governed by the provisions of the Incentive Tolling Settlement (ITS). The ITS, which was renewed in April 2000 and approved by the National Energy Board (NEB) in June 2000, has a five-year term which expires on December 31, 2004. Under the ITS, tolls are determined based on a starting revenue requirement which is adjusted each year for 75% of the change in the Gross Domestic Product Implicit Price Index. The ITS allows the Company and its customers to share in cost savings, protects Enbridge from fluctuations in volumes and incorporates additional incentive mechanisms for electric power cost savings. Since electricity is used to power the pumping stations, power costs are a significant expense. The Company is allowed to earn a separate return on facilities expansions or additions that qualify as non-routine adjustments.

In 2001, after-tax cost savings amounted to a net benefit of $2.2 million to the Company, the same as in 2000. After-tax cost savings of $2.2 million in 2000 are lower than the $9.5 million of savings achieved in 1999 because the ITS raised the computation of base earnings by $7.6 million. The $7.6 million increase, together with the $2.2 million of realized cost savings, provides a benefit comparable with the $9.5 million of savings realized in 1999.

Since the inception of incentive tolling arrangements in 1995, after-tax benefits of $74.7 million have been shared approximately 54% and 46% by Enbridge and its customers, respectively. In addition, under the ITS, customers have benefited from cumulative, after-tax power cost savings of $3.6 million.

Enbridge Athabasca System

The Enbridge Athabasca System constructed additional tankage and terminal facilities in 2001, which increased its investment base and resulted in higher earnings. The pipeline started operations in April 1999 and earnings for that year include AEDC until that date.

The Company has entered into a long-term contract with the major shipper on the Enbridge Athabasca System. The shipper has committed annual volumes at specified tolls over a thirty-year term. The contract terms provide for tolls which are similar to those that would result under traditional cost-of-service rate-making. The terms provide for a rate of return that approximates the NEB's multi-pipeline rate of return on common equity in effect at the time of entering into the agreement. Earnings are recognized on a cost-of-service basis and any difference between cost-of-service revenues and cash tolls is recognized in the period. Deferred amounts will be collected over the term of the contract.

Enbridge NW System

Earnings from the Enbridge NW System have decreased in each of the last two years, due to the declining rate base, partially offset by incentive cost savings. Earnings are based on an agreement with the primary shipper and are a product of a deemed common equity ratio of 55% and the NEB multi-pipeline rate of return on common equity, plus any incentive cost savings.

Gas Pipelines

Alliance

Equity earnings from Alliance of $37.6 million improved by $9.2 million when compared with 2000. Higher earnings result from a higher rate base in 2001 since construction costs were incurred until the pipeline was placed into service in December 2000. Earnings in both 2000 and 1999 represent AEDC. The increase in earnings in 2000, compared with 1999, is also a function of increasing rate base while construction was under way.

Vector

In 2001, Vector earnings of $3.9 million were $7.3 million less than 2000. Earnings were impacted negatively by higher depreciation and interest expense. In 1999 and 2000, Vector was under construction and the earnings represent AEDC. Vector earnings in 2000 were higher than in 1999 due to a higher investment base as construction was ongoing during that period.

Aux Sable

Enbridge owns a 21.4% interest in the Aux Sable facilities, which process natural gas delivered through Alliance. Aux Sable commenced operations in December 2000 and has the capacity to process up to 1.6 bcfd of natural gas. In 2001, Aux Sable generated a loss of $6.2 million due to the unfavourable spread between gas liquids and natural gas prices during the first half of the year. The facilities operated at a break-even level during the last half of 2001.

OUTLOOK

Liquids Pipelines

Enbridge System

Phase II of the Terrace Expansion was placed in service in 2002. Phase II adds 40,000 barrels per day of capacity and consists of 123 kilometres (77 miles) of 914-millimetre (36-inch) pipeline between the Hardisty, Alberta and Kerrobert, Saskatchewan terminals. In June 2001, the Canadian Association of Petroleum Producers (CAPP) provided notice for Enbridge to proceed with the application to the NEB for approval of Phase III. The facilities application, requesting approval to construct or modify new or existing pumping units along the Enbridge System, was filed in December 2001. Following NEB approval, it is expected that construction will commence in Canada in 2002. Phase III also involves construction of 193 kilometres (120 miles) of new 914-millimetre (36-inch) pipeline on the Lakehead System between Clearbrook, Minnesota and Superior, Wisconsin. Phase III will increase capacity by approximately 140,000 barrels per day. Construction has begun in the United States.

Of the total cost of $450 million, $135 million will be spent to expand the Enbridge System and Enbridge Energy Partners will spend the balance in the United States. The triggering of Phase III will continue to have a positive impact on Enbridge System earnings in 2002.

Volumes transported are expected to show a modest increase in 2002. Reduced drilling activity by producers for conventional supply should be more than offset by increased production from the oil sands region of Alberta. Fluctuations in volumes do not impact the majority of net earnings from the Enbridge System due to provisions in the ITS. However, the request to construct Phase III demonstrates producers' confidence that more capacity out of the Western Canadian Sedimentary Basin (WCSB) will be needed in the medium term.

The ITS allows Enbridge and its customers to share in cost savings achieved by the Company. To ensure continued savings for customers and increased returns for shareholders, the Company will continue to focus on operational excellence.

Enbridge Athabasca System

The Enbridge Athabasca System is the only liquids pipeline directly linking both the Athabasca and Cold Lake Oil Sands deposits with the pipeline transportation hub at Hardisty. With a capacity of 570,000 barrels per day, the pipeline is well positioned to carry more of the region's oil sands and heavy oil production in the future.

Earnings from the Enbridge Athabasca System will be impacted favourably in 2002 because of the completion of additional tankage at Fort McMurray during 2001. In addition, new facilities will be built to transport up to 30,000 barrels per day of bitumen produced by Petro-Canada from its MacKay River project, near Fort McMurray, to the Athabasca terminal, beginning in 2002. At the terminal, bitumen will be blended with diluent and up to 60,000 barrels per day of blended product will be transported on the Enbridge Athabasca System to Hardisty.



Enbridge is actively pursuing a role in northern gas pipeline development, building on its northern experience operating the Norman Wells crude oil pipeline.

Beginning in late 2002, up to 10,000 barrels per day of bitumen will be transported for PanCanadian to Enbridge's Kirby Lake Terminal, after which it will be blended with diluent for transportation on the Enbridge Athabasca System. PanCanadian has the right to ship up to 115,000 barrels per day of Christina Lake heavy blend on the pipeline. These additional volumes will generate improved returns on the Enbridge Athabasca System.

Enbridge also plans to construct additional tankage at both the Athabasca terminal and at Hardisty in 2002.

Capital Expenditures
Energy Transportation North expects to spend approximately $297 million in 2002 for capital expenditures, the majority of which relates to the Terrace Phase III and Enbridge Athabasca System expansions. The remainder is to be spent on core maintenance.

Supply
Liquids supply from the WCSB is expected to increase significantly during the next 10 years, particularly after 2005. Although supply of conventional light and heavy crude is forecast to continue to decline, significantly higher bitumen production is expected from the Alberta oil sands region. Bitumen production, which must be mixed with diluent before it can be transported, may be constrained after 2006 unless more crude upgrading facilities are constructed.

Conventional oil reserves in Western Canada increased in 2000 to 3.5 billion barrels. Approximately 104% of production was replaced, due to high activity levels resulting from the high oil prices during 2000. Reserves from the oil sands remained at 5 billion barrels from developed, currently producing projects or projects on which substantial investment is being made. It is estimated that there are 315 billion barrels of bitumen ultimately recoverable in the Alberta oil sands, using existing technology[1]. To date, approximately two billion barrels have been produced.

Gas Pipelines
Earnings from Alliance and Vector are expected to be approximately the same as earnings in 2001 and, since these pipelines were placed in service at the end of 2000, there is no current requirement for further capital investment. Vector is expected to continue to operate below its design capacity for the next two years and earnings will continue to be negatively impacted by higher depreciation and interest expense.


Construction of the Highland compressor station in Michigan has increased capacity of the Vector natural gas pipeline to 1 billion cubic feet per day.

Supply and Demand for Natural Gas[1]
Natural gas reserves in the WCSB decreased 2% in 2000 to 56.9 trillion cubic feet. In 2000, approximately 81% of natural gas production was replaced and a record 10,000 wells were drilled. Demand for natural gas in North America is forecast to grow annually until 2010. Most of this growth will be for electricity generation requirements.

Northern Development
Enbridge continues to be active with producers, governments, aboriginal peoples and other stakeholders in both Alaska and Canada's Mackenzie Delta. Enbridge believes that its experience, strengths and ability will add value to any pipeline project that will bring northern gas to market.

BUSINESS RISKS

Liquids Pipelines
Supply and Demand
Enbridge's liquids pipelines are dependent upon the supply of and demand for crude oil and other liquid hydrocarbons from Western Canada. Supply, in turn, is dependent upon a number of variables, including the price of crude oil. Drilling activity during the last two years has not been as strong as expected. However, producers have requested the construction of Phase III of Terrace, supporting the need for additional pipeline capacity to transport increasing volumes, anticipated in the future.

Historically, refiners in the U.S. Midwest utilize large volumes of Western Canadian light crude versus other imported crudes. Volumes on Line 9, which transports offshore crude to Ontario, are displacing some Canadian and U.S. domestic deliveries in the Ontario market. These displaced volumes were previously transported on the Enbridge and Lakehead Systems but any volume loss is expected to be more than offset by increasing demand in the U.S. Midwest.

Regulation
Earnings from the Enbridge System and the other liquid pipelines are determined by the actions of various regulators, including the NEB. The NEB prescribes a benchmark multi-

[1] CAPP 2000 Petroleum Reserves Report

pipeline rate of return on common equity. To the extent the NEB rate of return fluctuates, a portion of the earnings of the Enbridge System is impacted. The Company believes that regulatory risk has been reduced through the negotiation of the ITS with its customers.

Competition

The Enbridge System transported approximately 67% of total Western Canadian crude oil production in 2001 and provides about 75% of capacity for the transportation of Western Canadian crude oil out of Canada. Competition among common carrier pipelines is based primarily upon the cost of transportation, access to producing areas and proximity to customers. Express Pipeline, a competitor that can transport up to 170,000 barrels per day, carries Western Canadian crude oil to the U.S. Rocky Mountain region. Enbridge does not compete directly in this region. However, supply on the Express Pipeline can either be refined in the U.S. Rocky Mountain region or shipped to the U.S. Midwest on a competing pipeline. The Company believes that its liquid pipelines are more attractive to producers shipping to the U.S. Midwest because they offer competitive tolls and shorter transit times. In addition, the Company does not require long-term shipper volume commitments.

Increased competition could arise from new feeder systems servicing the same geographic regions as the Company's feeder pipelines. Alternative pipeline competition has increased in the Alberta oil sands region from other companies negotiating to provide transportation to Edmonton. This is evidenced by the proposed application of Bison Pipeline Limited to construct a 516-kilometre (322-mile) pipeline to transport bitumen from the Alberta oil sands region to the Edmonton area.

Environment and Safety

Enbridge is committed to preserving public safety and protecting the environment. Pipeline ruptures are an inherent risk of operations, which could result in personal injury or environmental damage. The Company has an extensive program to test system integrity, which includes the development and use of predictive and detective in-line inspection tools. Maintenance, excavation and repair programs are directed to the areas of greatest benefit and pipe is replaced or repaired as required.

Gas Pipelines

Alliance and Vector

The Company's investments in Vector and Alliance are regulated by the NEB and the Federal Energy Regulatory Commission (FERC) and are subject to regulatory risk. Regulatory risk has been mitigated through the execution of long-term contracts with customers. Currently, pipeline capacity out of the WCSB exceeds supply. Alliance has been unaffected but Vector is expected to continue to operate below capacity for several years.

Aux Sable

Earnings from the Aux Sable processing plant will continue to be exposed to the spread between the sale prices of natural gas liquids and the purchase price of replacement natural gas. Equity earnings would be negatively impacted by a decrease in the spread and a more positive spread increases earnings.

Gas Services

Earnings from Gas Services are dependent upon the basis (location) differentials between Alberta and Chicago and Chicago and Dawn. To the extent that the difference in the price of natural gas in the various locations is not greater than the cost of transportation between Alberta and Chicago or Dawn, earnings will be negatively affected.

ENERGY TRANSPORTATION SOUTH

FINANCIAL RESULTS

(Canadian dollars in millions)	**2001**	2000	1999
Enbridge Midcoast Energy	**9.5**	–	–
Enbridge Energy Partners	**12.5**	16.3	18.9
Feeder Pipelines	**9.2**	7.2	9.4
Dilution gains	**15.2**	–	11.5
Other	**–**	(0.2)	(0.7)
	46.4	23.3	39.1

Energy Transportation South includes the operations of Enbridge Midcoast Energy, the Company's equity ownership interest in Enbridge Energy Partners, and other feeder pipelines in the U.S.

Enbridge Midcoast Energy gathers, processes, transports and markets natural gas and other petroleum products through more than 80 pipelines covering approximately 6,800 kilometres (4,200 miles) in 10 states, the Gulf of Mexico and Canada.

Enbridge has a 13.6% ownership interest (1999 – 15.3%) in the Partnership, a publicly-traded, limited partnership in the United States. The Partnership owns the Lakehead System, a feeder pipeline in North Dakota and natural gas gathering and processing assets in east Texas (East Texas System).

Earnings from Energy Transportation South increased by $23.1 million to $46.4 million in 2001. The acquisition of Enbridge Midcoast Energy in May 2001 and dilution gains on the Company's investment in Enbridge Energy Partners were the major contributors to the increase. Earnings from the Partnership were lower during the period due to reduced throughput, an adjustment to oil inventory due to shippers for the Lakehead System and one-time costs associated with relocating the Partnership's office to Houston.

Earnings of $23.3 million in 2000 were $15.8 million less than in 1999. The decrease is due in large part to realization of a dilution gain on the Company's investment in Enbridge Energy Partners in 1999 and lower volumes on the Lakehead System.

Enbridge Midcoast Energy
In May 2001, Enbridge completed the acquisition of Midcoast Energy Resources, Inc. for cash consideration of $561.8 million and the assumption of long-term debt. Earnings from Enbridge Midcoast Energy were $9.5 million in 2001, representing earnings from the date of acquisition.

In October, Enbridge announced the purchase, for US$50 million, of natural gas gathering, treating and transmission assets in south Texas. Enbridge will acquire 792 kilometres (492 miles) of gas transmission pipelines regulated by the FERC and 480 kilometres (298 miles) of non-FERC regulated assets including gathering systems and pipeline laterals. The acquisition of the non-FERC regulated assets closed in December 2001. The completion of the acquisition of the FERC-regulated assets is subject to approval by FERC to remove the gas transmission pipelines from jurisdiction under the Natural Gas Act.

Enbridge Energy Partners
The decreased contribution from the Partnership in 2001 results from reduced throughput and an adjustment to oil inventory due to shippers on the Lakehead System, as well as one-time costs associated with relocating the Partnership's office to Houston.

In December, the Partnership completed the acquisition of the East Texas System for US$230 million. The East Texas System represents the partnership's entry into the natural gas transportation business.

Earnings from the Partnership in 2000 were $16.3 million, compared with $18.9 million in 1999. Reduced pipeline utilization and higher operating costs on the Lakehead System were the primary reasons for the reduction in earnings.

OUTLOOK

Enbridge Midcoast Energy
Enbridge Midcoast Energy is expected to generate higher earnings in 2002 than in 2001 due to inclusion of a full year of operations, completion of the Bamagas project, which is a new pipeline in northern Alabama built to deliver natural gas to an electric generation plant, and the October 2001 asset acquisition. The Company will continue to focus on organic growth and act as an opportunistic acquirer in the southern region of the United States.



Enbridge Midcoast Energy, acquired in 2001, transports, gathers, processes and markets natural gas and other petroleum products in the U.S. Gulf Coast and Midcontinent regions.

Enbridge Energy Partners
Earnings for the Partnership are expected to increase in 2002, reflecting higher transportation volumes on the Lakehead System and the acquisition of the East Texas System. Since earnings from the Lakehead System are volume-sensitive, increases in volumes should have a positive impact on earnings. The impact on Enbridge earnings due to changes in volumes on the Lakehead System is mitigated by the size of the Company's investment in the Partnership.

The Terrace Phase III Expansion, currently under way, offers opportunities to increase volumes transported on the system. Phase III is designed primarily to increase capacity between Clearbrook, Minnesota and Superior, Wisconsin by approximately 140,000 barrels per day. The estimated cost of this project to the Partnership is approximately $312 million and is expected to be in service in 2003.

In the near term, the Partnership is well positioned to benefit from the expected increases in Western Canadian crude oil supply through utilization of a combination of existing capacity and expansions currently under way. The Partnership intends to expand beyond the market currently served in PADD II by seeking out new opportunities throughout the United States, particularly in the U.S. Gulf Coast area. The Partnership also plans to pursue opportunities to provide terminalling and transportation solutions to the major crude oil and natural gas producers in these regions.

Capital Expenditures

In 2002, the Company expects to spend $77 million on capital additions and routine maintenance related to the Enbridge Midcoast Energy assets.

BUSINESS RISKS

Enbridge Midcoast Energy

Regulation

The interstate and intrastate pipelines are subject to regulation by the FERC or state regulators. Gas gathering is not subject to regulation. The largest of the Midcoast assets, Enbridge Pipelines (KPC) Inc. (KPC), is regulated by FERC and has been charging interim rates since 1998. The rates are subject to a protest by KPC's customers and are being examined by FERC. The interim rates may be prospectively reduced by FERC upon conclusion of their review.

Market Price Risk

Enbridge Midcoast Energy's processing business is subject to market price risk as margins can be negatively affected by increasing gas costs relative to the price of natural gas liquids. In addition, processing margins can be adversely affected by lower throughput and higher fuel costs. Historically, these risks have been managed by fixing the sales price of the liquids and the cost of natural gas.

Enbridge Energy Partners

The Lakehead System is dependent upon the level of supply of and demand for crude oil and other liquid hydrocarbons from Western Canada. A decreased supply of crude oil impacts deliveries with a corresponding impact on earnings.

ENERGY DISTRIBUTION

FINANCIAL RESULTS

(Canadian dollars in millions)	**2001**	2000	1999
Enbridge Consumers Gas	**156.1**	147.6	76.6
Noverco	**16.3**	31.4	17.6
Enbridge Gas New Brunswick	**2.3**	3.4	–
Enbridge Commercial Services	**14.3**	18.4	–
Other	**4.3**	14.5	1.0
	193.3	215.3	95.2

Energy Distribution includes the gas distribution operations of Enbridge Consumers Gas (ECG), the Company's investment in Noverco, other gas distribution activities in smaller franchise areas, electricity distribution in the City of Cornwall, and the provision of information technology and other services to affiliated companies and others.

Enbridge Consumers Gas is Canada's largest natural gas distribution company and has been in operation for more than 150 years. ECG serves over 1.5 million customers in central and eastern Ontario, southwestern Quebec and parts of northern New York State. Its principal regulator is the Ontario Energy Board (OEB).

Enbridge owns an equity interest in Noverco through ownership of common shares and a cost investment through ownership of preference shares. Noverco is a holding company that owns a 77% interest in Gaz Métropolitain, a gas distribution company operating in the province of Quebec and the state of Vermont, which has a 50% interest in TQM Pipeline, a pipeline transporting natural gas in Quebec.



In 2001, Lakehead Pipe Line was rebranded as Enbridge Energy Partners, and moved its headquarters from Duluth, Minnesota to Houston, Texas.

Enbridge Commercial Services commenced operations on January 1, 2000 and provided information technology, fleet services, call management centre, customer care and billing services to Enbridge Consumers Gas, the energy services business and others in 2001.

Earnings from Energy Distribution were $193.3 million for the year ended December 31, 2001, compared with $215.3 million in 2000. The results reflect strong operating performance from ECG, more than offset by a smaller positive impact of tax rate reductions in 2001 than in 2000, and lower earnings from Noverco.

In 2000, earnings increased by $120.1 million, compared with 1999. The higher earnings are largely attributable to the positive impact on earnings from income tax rate reductions, combined with very strong operating performance from Enbridge Consumers Gas. The 1999 results include the results of the transferred (unbundled) retail products and services operations on October 1, 1999.


Energy Distribution
Degree Day
Deficiency
(degrees Celsius)
4,011
3,352
3,460
3,569
3,743
4,003
4,079
4,060
3,929
3,816
97
98
99
00
01
Forecast
Actual


Energy Distribution
Volume of Gas
Distributed
(billions of cubic feet)
428
397
402
421
427
97
98
99
00
01


Energy Distribution
Number of Active
Customers
(thousands)
1,362
1,414
1,466
1,520
1,571
97
98
99
00
01

Enbridge Consumers Gas

ECG earnings in 2001 of $156.1 million were higher than 2000 by $8.5 million. Although weather for the year was slightly warmer than normal in the ECG franchise area, it was colder during the winter months when distribution margins are higher, resulting in higher earnings of approximately $5.0 million. Operating earnings from ECG also increased due to growth in the customer base and lower unaccounted for gas, which is the difference between distribution volume entering the system and the volume delivered to customers. The weather was 5% colder compared with the previous year and was slightly warmer than normal. The effect of weather is measured by degree day deficiency and is calculated by accumulating, from October 1, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius.

Results for ECG for 2000 reflect very strong operating performance as the negative effect on earnings from the unbundling of the retail products and services business was completely offset. The 1999 results include the results of the unbundled operations which were discontinued in 2001. Increases to earnings include the reductions in the federal income tax rate, a higher approved return on common equity, the favourable impact of strong economic conditions in Ontario, slightly colder weather than in 1999 and cost savings initiatives. The weather was 109 degree days colder in 2000 than in 1999, but 360 degree days, or 9.2%, below forecast degree days based on normal weather. On a weather-normalized basis, 2000 earnings would increase by $22.1 million.

In the rate-making process, the OEB approves revenue rates that are designed to recover the cost of providing service and to provide a return on equity. Rates are set on a forecast basis. The cost of providing service includes the cost of gas commodity purchases and transportation costs, operation and maintenance costs, depreciation, income taxes, and the cost of capital used to finance all assets used in gas distribution, storage and transmission rate base. The cost of capital, which is expressed as an allowed rate of return on rate base, is designed to meet the cost of interest on long and short-term debt, satisfy the dividend requirements of preferred shareholders, and provide a return on common equity. It is ECG's responsibility to demonstrate to the OEB the prudency of the costs it has incurred or the activities it has undertaken. ECG does not profit from the sale of the natural gas commodity.

ECG continued to operate under a targeted Performance-Based Regulation plan (PBR plan), which expires at the end of fiscal 2002. The PBR plan uses a formula to calculate the operation and maintenance costs recoverable in rates, which allows ECG to retain savings during the PBR plan period if it realizes lower operation and maintenance expenses than in the formula. The formula includes escalation factors for customer growth and inflation; these are offset by an annual productivity credit of 1.1%. The PBR plan also allows for the recovery, subject to OEB approval, of factors impacting operation and maintenance expenses that are outside of management's control.

The allowed rate of return on common equity for ECG is based on the yield on Canadian government long-term bonds. For the 2001 fiscal year, the allowed rate of return for ECG was 9.54%, compared with 9.73% and 9.51% in 2000 and 1999, respectively, on a deemed common equity component of 35%.

Over the last three years, Enbridge Consumers Gas added 157,000 customers, including approximately 51,000 customers in 2001. This growth was attributable to the continuing popularity of natural gas among homeowners and builders due to its price advantage and environmental benefits over other forms of energy.

Noverco

Equity earnings from Noverco are lower than 2000, mainly due to the positive impact of tax rate reductions in 2000. Variations from normal weather do not affect Noverco's earnings as the regulator holds utilities weather neutral. A significant portion of the Company's earnings from Noverco is in the form of dividends on its preference share investment, which are based on the yield of 10-year Government of Canada bonds plus 4.45%. The weighted average yield on the preference shares, which is reset annually, was 10.2%, 10.2% and 10.0% for 2001, 2000 and 1999, respectively.

Equity earnings from Noverco increased in 2000 to $31.4 million, from $17.6 million in 1999. The increase was due to the positive effect of tax rate reductions on earnings.

Enbridge Gas New Brunswick

Earnings from Enbridge Gas New Brunswick are slightly lower than last year. Construction of new natural gas distribution facilities commenced in the third quarter of 2000. Customer attachment to the new facilities has been slower than expected, resulting in lower earnings in 2001. Earnings in 2000 consist mainly of AEDC.

Enbridge Commercial Services

The lower earnings from Enbridge Commercial Services in 2001 reflect the transfer of the merchandise finance plan to the Energy Services business effective January 1, 2001. The merchandise finance plan business is included as a component of discontinued operations in 2001.

In July, Enbridge entered into a limited partnership with BC Gas Inc. to develop and operate a new company that will provide full service customer management solutions to utilities, municipalities and retail energy companies across Canada. The new company, called CustomerWorks, will support a complete set of business service offerings covering the entire meter-to-cash process, including many of the services provided by Enbridge Commercial Services. Full-scale operations commenced on January 1, 2002. CustomerWorks will initially provide services for more than 3.5 million customers of BC Gas and Enbridge's gas distribution business.

OUTLOOK

Enbridge Consumers Gas

2002 Rate Application

Enbridge Consumers Gas has filed its fiscal 2002 rate application with the OEB requesting an order to approve rates for the sale, distribution, transmission and storage of gas, which reflected a gross revenue deficiency, or proposed increase in revenue rates, of $46.7 million. The deficiency is comprised of higher commodity and load balancing costs and distribution costs. The distribution costs are being driven by growth in operations and maintenance expense from the application of the PBR formula, increased rate base and an increase in the rate of return on common equity. The request to increase the rate of return reflects ECG's need to compete for investment dollars in the North American marketplace. Currently, ECG's allowed rate of return is 1% to 2% lower than that of United States utilities and lower than the rate of return provided by other comparable-risk investment choices in the energy market.

Performance-Based Regulation

There is a trend in North America toward incentive, or performance-based regulation. ECG is operating under an OEB-approved, targeted PBR plan for a three-year term, which commenced in fiscal 2000. The OEB expects ECG to develop, in consultation with stakeholders, a Comprehensive PBR plan (CPBR plan) by the end of the three-year term.

A CPBR plan would permit ECG to set rates within certain limits and provide flexibility to adjust prices within these limits. ECG's CPBR plan is under development.

ECG continues to work on positioning its business operations to capitalize on opportunities to improve capital efficiency and to grow the core distribution business in a CPBR environment.

Direct Purchase

Deregulation of the natural gas industry has introduced many changes to the natural gas distribution business, one of which occurred in the gas marketing segment of the industry. Before deregulation of natural gas prices in 1985, ECG supplied natural gas to 100% of its customer base. In 2001, ECG-supplied gas amounted to 41.5% of the gas distributed to its customers (2000 – 37.0%, 1999 – 37.2%). The remaining gas supply was purchased directly by customers or supplied by independent brokers or marketers. At September 30, 2001, 695,000 customers purchased their supply of gas from sources other than the utility, compared with 602,000 and 569,000 customers at September 30, 2000 and 1999, respectively. ECG's earnings are not impacted by the customers' choice of gas commodity supplier. ECG currently intends to continue to provide customers the option of purchasing their natural gas directly from the utility.

Capital Expenditures

Capital expenditures for the Energy Distribution business are expected to be approximately $319 million in 2002. The majority of the expenditures relate to expansion of, and core maintenance on, the ECG gas distribution system. In addition, expansion of the Enbridge Gas New Brunswick distribution system will continue.

BUSINESS RISKS

Enbridge Consumers Gas

The business risks inherent in the natural gas distribution industry impact ECG's ability to realize the revenue level required to generate the allowed return on equity. These business risks include timely and adequate rate relief, accuracy in forecasting distribution volumes and, most importantly, achieving the forecast natural gas distribution volumes. With the ongoing restructuring in the electricity industry, ECG may face an emerging risk of increased competition in the energy market.

The regulatory process in North America has been evolving in recent years towards incentive, or performance-based, regulation and away from the more traditional cost-of-service regulation. Since ECG's targeted PBR plan only applies to operation and maintenance expenses, it does not materially change existing business risks. It is ECG's intention to introduce a CPBR plan after the current PBR plan expires. It is anticipated that this form of regulation will provide greater opportunity for ECG to earn in excess of the allowed rate of return, but likely with commensurate increased business risk.

Volume Risks

Since customers are billed on a volumetric basis, ECG's ability to collect its total revenue requirement (the cost of providing service) depends upon achieving the forecast distribution volume established in the rate-making process. The probability of realizing such volume is contingent upon four key forecast variables: weather; economic conditions; pricing of competitive energy sources; and the number of customers.


4340

Enbridge continues to build a natural gas distribution network in New Brunswick, and created a new company to sell natural gas commodity contracts to customers in the province.

Sales and transportation of gas for customers in the residential and commercial sectors account for approximately 75% of ECG's total distribution volume. Weather during the year, measured in degree days, has a significant impact on distribution volume, as a major portion of the gas distributed to these two markets is used ultimately for space heating. Sales and transportation service to large volume commercial and industrial customers are more susceptible to prevailing economic conditions. As well, the pricing of competitive energy sources affects volume distributed to these sectors as some customers have the ability to switch to an alternate fuel. Customer additions are important to all market sectors as continued expansion adds to the total consumption of natural gas.

Even in those circumstances where ECG attains its total forecast distribution volume, ECG may not earn the approved return on equity due to other forecast variables. The mix of sales and transportation of gas for customers and the mix between the higher margin residential and commercial sectors and lower margin industrial sector could impact ECG's results. The timing of gas sales is also a factor, as the winter season has higher rates than the summer season.



Enbridge Consumers Gas once again added more than 50,000 customers a year, and now delivers natural gas to more than 1.5 million customers.

Rate Relief

ECG does not profit from the sale of the natural gas commodity nor is it at risk for the difference between the actual cost of gas purchased and the price approved by the OEB. This difference is deferred as a receivable from or payable to ratepayers until the OEB approves its disposition. ECG monitors the balance and its potential impact on ratepayers and will request interim rate relief that will allow it to recover or refund the gas commodity cost differential. Rate relief can also be sought for other significant unbudgeted amounts, allowing ECG to recover the costs of providing and maintaining the quality of its service while achieving the allowed rate of return on rate base.

ECG will be implementing a quarterly rate adjustment mechanism during 2002. This will allow for the quarterly adjustment of rates to reflect changes in natural gas commodity prices. Adjustments will be subject to approval by the OEB.

Forecasting Accuracy

Rates are normally established one or two years in advance based on anticipated distribution volumes by class of customer. Forecasts are also made for the future cost of capital including the yield rate for long-term Government of Canada bonds used in the determination of the return on equity. Consequently, reliability of the forecasting process should ensure that any changes in cost of service, regardless of whether they are caused by inflation or by level of business activity, would be recovered in new rates approved for that year based on the anticipated distribution volume.

INTERNATIONAL

FINANCIAL RESULTS

(Canadian dollars in millions)	**2001**	2000	1999
OCENSA/CITCOL	**35.1**	30.3	24.0
Jose Terminal	**5.9**	1.5	6.3
Consulting, business development costs and other	**(5.4)**	(5.4)	(1.6)
	35.6	26.4	28.7

International includes earnings from the investment in OCENSA, a crude oil pipeline in Colombia, and fees earned as operator of the Jose Terminal in Venezuela and the Oman natural gas system. The Company also provides technology and consulting services through Enbridge Technology Inc.

Earnings increased by $9.2 million to $35.6 million in 2001. The increase was partially due to the additional OCENSA ownership interest acquired in the third quarter of 2000. In addition, higher fees were earned to operate the Jose Terminal, resulting from the new long-term operating contract finalized in the second quarter of 2001.

International's earnings decreased in 2000, when compared with 1999. The $6.3 million increase in OCENSA earnings is a result of the higher ownership interest. The fees earned to operate the Jose Terminal decreased in 2000, compared with 1999, due to a change in the interim operating agreement in late 1999. Consulting and technical advisory service fees were lower in 2000 due to the completion of a significant contract in Mexico in 1999 and the development of new services.

OUTLOOK

The International business will continue to focus on select countries in key regions based on global trends in supply and demand. In addition, opportunistic acquisitions will be assessed for risk/reward. The technology and consulting business is expected to provide support in connection with identification and development of equity participation projects. Latin America, where the OCENSA pipeline and Jose Terminal are located, will continue to be a key area of interest and focus.

Historically, International has focussed on "grassroots" infrastructure projects. Increased international asset rationalization, the changing corporate strategies of multinationals, and the privatization of energy transportation activities in focus regions should continue to present investment and acquisition opportunities. These opportunities will be evaluated against the Company's investment criteria.

In November, Enbridge announced that it had agreed in principle to acquire a 25% stake in Compãnia Logistica de Hidrocarburos CLH, S.A. (CLH), Spain's largest refined products transportation and storage business. The principal terms of the agreement, which is expected to be finalized in the first quarter of 2002, will include the acquisition of 25% of the common shares of CLH for approximately $530 million. The acquisition is subject to final due diligence, execution of the Purchase and Shareholder Agreements and other customary closing conditions. Enbridge will have a role in management of CLH through Board representation, appointment of management positions and, potentially, through the provision of technical and advisory services.

BUSINESS RISKS

The International business is subject to risks related to political and economic instability, currency volatility, market volatility, government regulations, foreign investment rules, security of assets, and environmental considerations. The Company assesses and monitors international regions and specific countries on an ongoing basis for changes in these risks. Risks are mitigated by Enbridge's contractual arrangements, operation of the assets, regular analysis of country risk, and foreign currency hedging and insurance programs.

CORPORATE

(Canadian dollars in millions)	**2001**	2000	1999
Corporate Financing	**(70.4)**	(59.0)	(49.9)
Other	**14.7**	(28.8)	2.3
	(55.7)	(87.8)	(47.6)

The Corporate segment includes new business development activities and corporate financing costs.

Corporate costs totalled $55.7 million in 2001, compared with $87.8 million in 2000. Higher financing costs associated with investments made late in 2000 and the acquisition of Enbridge Midcoast Energy in May 2001 were incurred during the year.

These costs are not allocated to the business operations. Corporate activities also generated improved results in 2001.



A five-year contract to operate the major natural gas transmission system in Oman gives Enbridge an opportunity to pursue business opportunities in the Arabian Peninsula.

Financing costs increased in 2000, when compared with 1999, due to increased average debt and preferred securities required to fund the Company's growth and investments.

In 2000, the Company recorded a loss on foreign exchange contracts of $15.6 million (after tax) and income tax expense related to tax rate reductions.

In December 2000, the federal government substantially enacted a 6% reduction in corporate tax rates. As a result, certain of the Company's anticipated U.S. dollar cash flows became overhedged for accounting purposes. The derivative financial instruments were valued at market prices and a loss of $15.6 million was charged to income in 2000. The forward foreign exchange contracts were designated as a hedge of certain of the Company's equity net investments in the United States in the third quarter of 2001.

Emerging Energy Technologies

The SunBridge Wind Power Project commenced generation of renewable energy to the SaskPower grid in 2001. SaskPower will purchase the electricity produced at the facility to provide power for federal government buildings in Saskatchewan and other customers. SunBridge is expected to produce 11 megawatts of power from 17 turbines once fully commissioned in June 2002.

In January 2002, Enbridge announced that it had entered into a strategic alliance with Ensyn Group Inc. (Ensyn) to facilitate the development of Ensyn's heavy oil upgrading technology. Enbridge believes that Ensyn's technology has the potential to reduce diluent requirements for bitumen transportation, broaden markets for bitumen and heavy oil, and ultimately lead to additional expansion on the Enbridge, Lakehead and Enbridge Athabasca Systems.

DISCONTINUED OPERATIONS

In January 2002, the Company announced the sale of the Company's business operations that provide energy products and services to retail and commercial customers, including the water heater rental program, for $1 billion. Completion of the sale is expected in the second quarter of 2002. This business includes the water heater rental program; retail appliance, fireplace and water heater sales and service; mass market commercial plumbing, heating, ventilation and air conditioning, appliance repair and electrician contractor services in Canada and the United States; and the merchandise finance plan operations.

Earnings from discontinued operations were $45.3 million in 2001, compared with earnings of $34.6 million in 2000. The increase is attributable to growth in the business, particularly the water heater rental program.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash generated from operations, commercial paper issuances, available capacity under credit facilities and access to capital markets in Canada and the United States for the issue of long-term debt, securities, or equity, are expected to be sufficient to satisfy liquidity requirements.

OPERATING ACTIVITIES

Cash provided from operating activities before changes in operating assets and liabilities and cash from discontinued operations was $735.7 million for the year ended December 31, 2001, compared with $599.8 million and $626.9 million for 2000 and 1999, respectively.

The increase in cash from operations in 2001 is attributed to higher earnings and a decreased level of non-cash credits. The lower non-cash credits reflect decreased earnings from tax rate reductions and increased cash distributions from Alliance and Vector as a result of the commencement of operations in 2001.

The additional funding requirements for operating assets and liabilities in 2001 was due to increased accounts receivable from expansion of business operations and included a short-term loan to the Partnership as bridge financing for recent acquisitions. Additional working capital funding was also required to finance a higher value of gas in storage that increased commensurate with a higher cost of gas.

Additional funding requirements for operating assets and liabilities occurred in 2000 in comparison with 1999, reflecting the expansion of business operations and the increased value of gas in storage related to a higher cost of gas.

INVESTING ACTIVITIES

Cash used in investing activities for the year ended December 31, 2001 was $1,341.1 million, compared with $949.8 million in 2000 and $1,205.7 million in 1999. Activity in 2001 was the result of acquisitions, including Enbridge Midcoast Energy and gas gathering assets in South Texas. There were also increased additions to property, plant and equipment during 2001, which included construction of Terrace Phase II, the Enbridge Athabasca System facilities expansion and the capital program of Enbridge Midcoast Energy subsequent to the acquisition date. These were offset in part by significantly reduced long-term investment activity, as construction of the Alliance and Vector pipelines was completed in late 2000.

Investing activity decreased in 2000 by $255.9 million in comparison with 1999, reflecting the commissioning of pipeline expansions. There were no significant capital projects during 2000, whereas 1999 included system expansions and construction of the Enbridge Athabasca System. Long-term investment activity in 2000 included investments of $326.7 million in Vector (1999 – $24.6 million), $142.1 million in Alliance (1999 – $138.0 million), and a $25.0 million investment in Global Thermoelectric. During 2000, the acquisition of an additional 7.2% interest in OCENSA and the remaining 50% ownership of CITCOL ($77.2 million) was also completed.

Energy Distribution continued core maintenance and system expansion expenditures throughout the period 1999 to 2001.

FINANCING ACTIVITIES

Over the three-year period, the Company's level of financing requirements has reflected its growth and investment strategies. Funding sourced from debt or equity is determined primarily based on the capital structure appropriate for each business and the overall capitalization of the consolidated enterprise. Certain of the regulated businesses issue long-term debt to finance capital expenditures. This external financing may be supplemented by debt or equity injections from the parent company. Debt and equity, when required, have been issued mainly to finance business acquisitions, investments in subsidiaries and long-term investments.

Funds for debt retirements are generated through cash provided from operating activities, as well as through the issue of replacement debt.

Cash provided from financing activities was greater in 2001, corresponding with the increased level of capital expenditures as a result of system expansions and Enbridge Midcoast Energy expenditures.

During 2000, the lower level of investing activity was financed primarily through operating cash flows and the issuance of additional medium-term notes. During 2000, a public common share issue generated net proceeds of $144 million.

Capital Expenditures, Investments and Acquisitions
(millions of dollars)



1,089.8
1,645.5
1,141.2
935.7
1,324.2
97
98
99
00
01

CREDIT RATING

In December 2001, Standard & Poor's lowered Enbridge's credit rating from A to A- with a negative outlook, due to the Company's consolidated leverage. Enbridge's credit rating continues to be investment grade, but nonetheless the Company intends to reduce its consolidated leverage in 2002. The Company's ratings by Moody's Investor Services and Dominion Bond Rating Service remain unchanged at A2 and A, respectively, with stable outlooks.

RISK MANAGEMENT

OPERATING RISK

As Enbridge continues to diversify its energy transportation, distribution and gathering and processing businesses in North America and internationally, the risk profile of the Company will change. Entry into non-regulated businesses imposes greater economic exposure and requires more "at risk" capital to be spent. The Company's expectation of higher returns from these businesses justifies the level of risk. In addition, these operational risks are actively managed and mitigated.

MARKET RISK

Earnings and cash flows are subject to volatility stemming from movements in the U.S./Canadian dollar exchange rate, interest rates and energy commodity prices. Enbridge uses derivative financial instruments to create offsetting positions to specific exposures. The Company has established risk management policies, approved by the Board of Directors to guide the use of derivative financial instruments for hedging instruments. Ongoing monitoring and senior management reporting procedures are in place. Derivative financial instruments are not used to create speculative positions. The financial instruments used and outstanding are provided in Note 11 to the consolidated financial statements.

Foreign Exchange Risk

The Company has an established hedging program to eliminate 80% to 100% of the long-term exposure related to its U.S. dollar cash flows. At December 31, 2001, future cash flows of approximately US$60 million per year (2000 – US$60 million, 1999 – US$39 million) and redemption of the investment in OCENSA of US$100 million were hedged. The Company also hedges certain of its U.S. dollar net equity investments.

Interest Rate Risk

Enbridge uses interest rate derivatives to hedge against the effect of future interest rate movements on its short-term and long-term debt. The Company also enters into interest rate derivatives to hedge a portion of the interest cost in anticipation of future debt issues related to specific capital projects.

Commodity Price Risk

The Company is exposed to the margin between the price of natural gas liquids and the cost of natural gas in the operations of Enbridge Midcoast Energy. Enbridge uses over-the-counter commodity derivatives to fix the selling price of the gas liquids and the cost of purchasing natural gas to preserve the margins.

Natural Gas Supply Management

The rates for customers of Enbridge Consumers Gas are impacted by the price of natural gas. A portion of the future natural gas supply requirements is hedged, as allowed by the OEB. Since the cost of the natural gas commodity flows through to customers, the customer benefits from this risk mitigation strategy. The OEB monitors the policies, procedures and results of this hedging program.

Quarterly Financial Information
Selected Financial information for the eight most recently completed quarters is shown on page 57.

ENBRIDGE

To the Shareholders of Enbridge Inc.

Management is responsible for the accompanying consolidated financial statements and all other information in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts that reflect management's judgement and best estimates. Financial information contained elsewhere in this Annual Report is consistent with the consolidated financial statements.

Management has established systems of internal control that provide reasonable assurance that assets are safeguarded from loss or unauthorized use and produce reliable accounting records for the preparation of financial information. The internal control system includes an internal audit function and an established code of business conduct.

The Board of Directors and its committees are responsible for all aspects related to governance of the Company. The Audit, Finance & Risk Committee of the Board, composed of directors who are not officers or employees of the Company, has a specific responsibility for ensuring that management fulfills its responsibilities for financial reporting and internal controls related thereto. The Committee meets with management, internal auditors and independent auditors to review the consolidated financial statements and the internal controls as they relate to financial reporting. The Audit, Finance & Risk Committee reports its findings to the Board for its consideration in approving the consolidated financial statements for issuance to the shareholders.

PricewaterhouseCoopers LLP, appointed by the shareholders as the Company's independent auditors, conducts an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards.

Patrick D. Daniel
President & Chief Executive Officer
January 25, 2002

Derek P. Truswell
Group Vice President & Chief Financial Officer

ENBRIDGE

To the Shareholders of Enbridge Inc.

We have audited the consolidated statements of financial position of Enbridge Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta, Canada
January 25, 2002

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Corporation's financial statements, such as the change described in Note 12 to the consolidated financial statements. Our report to the shareholders dated January 25, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta, Canada
January 25, 2002

(millions of Canadian dollars, except per share amounts)

Year ended December 31,		**2001**	2000	1999
Revenues	Gas sales	**2,675.3**	1,407.0	1,374.2
	Transportation	**1,175.1**	1,032.1	820.3
	Energy services	**199.7**	117.4	499.5
		4,050.1	2,556.5	2,694.0
Expenses	Gas costs	**2,202.8**	958.8	903.1
	Operating and administrative	**739.1**	613.0	821.6
	Depreciation	**392.5**	387.5	383.8
		3,334.4	1,959.3	2,108.5
Operating Income		**715.7**	597.2	585.5
Investment and Other Income (Note 14)		**225.7**	185.6	182.4
Interest Expense (Note 7)		**(437.1)**	(389.2)	(380.6)
Earnings From Continuing Operations Before Undernoted		**504.3**	393.6	387.3
Income Taxes (Note 12)		**(66.7)**	(13.7)	(87.5)
Earnings From Continuing Operations		**437.6**	379.9	299.8
Earnings From Discontinued Operations (Note 4)		**45.3**	34.6	–
Earnings		**482.9**	414.5	299.8
Preferred Security Distributions (Note 8)		**(17.5)**	(15.3)	(5.0)
Preferred Share Dividends (Note 9)		**(6.9)**	(6.9)	(6.9)
Earnings Applicable to Common Shareholders		**458.5**	392.3	287.9
Earnings Applicable to Common Shareholders				
Continuing Operations		**413.2**	357.7	287.9
Discontinued Operations		**45.3**	34.6	–
		458.5	392.3	287.9
Earnings Per Common Share (Note 9)				
Continuing Operations		**2.63**	2.32	1.91
Discontinued Operations		**0.28**	0.22	–
		2.91	2.54	1.91
Diluted Earnings Per Common Share (Note 9)				
Continuing Operations		**2.60**	2.31	1.90
Discontinued Operations		**0.28**	0.22	–
		2.88	2.53	1.90

The accompanying notes to the consolidated financial statements are an integral part of these statements.

31

(millions of Canadian dollars, except per share amounts)

Year ended December 31,	**2001**	2000	1999
Retained Earnings at Beginning of Year	**581.3**	503.1	407.6
Earnings Applicable to Common Shareholders	**458.5**	392.3	287.9
Effect of Change in Accounting for Income Taxes (Note 12)	**–**	(112.0)	–
Preferred Securities Issue Costs	**–**	–	(6.0)
Common Share Dividends	**(227.5)**	(202.1)	(186.4)
Retained Earnings at End of Year	**812.3**	581.3	503.1
Dividends Paid Per Common Share	**1.40**	1.27	1.195

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(millions of Canadian dollars)

Year ended December 31,	**2001**	2000	1999
Cash Provided By Operating Activities			
Earnings from continuing operations	**437.6**	379.9	299.8
Charges/(credits) not affecting cash			
Depreciation	**392.5**	387.5	383.8
Equity earnings less than/(in excess of) cash distributions	**10.6**	(52.0)	(29.7)
Gain on reduction of ownership interest	**(23.4)**	–	(18.2)
Loss on foreign exchange contracts	**–**	24.5	–
Future income taxes	**(54.0)**	(117.1)	5.5
Other	**(27.6)**	(23.0)	(14.3)
Changes in operating assets and liabilities (Note 15)	**(603.7)**	(515.4)	(131.8)
Cash provided by operating activities of discontinued operations	**1.9**	179.1	–
	133.9	263.5	495.1
Investing Activities			
Acquisition of subsidiaries	**(599.1)**	(16.5)	(16.7)
Long-term investments	**(41.8)**	(554.9)	(340.8)
Additions to property, plant and equipment	**(683.3)**	(364.3)	(783.7)
Changes in construction payable	**(14.0)**	(5.7)	(56.0)
Other	**(2.9)**	(8.4)	(8.5)
	(1,341.1)	(949.8)	(1,205.7)
Financing Activities			
Net change in short-term borrowings and short-term debt	**1,521.4**	(105.2)	204.3
Long-term debt issues	**905.6**	965.4	367.6
Long-term debt repayments	**(979.6)**	(133.3)	(183.1)
Non-controlling interests	**(4.1)**	21.2	100.0
Preferred securities issued	**–**	–	338.5
Common shares issued	**23.3**	175.4	10.3
Preferred security distributions	**(17.5)**	(15.3)	(5.0)
Preferred share dividends	**(6.9)**	(6.9)	(6.9)
Common share dividends	**(227.5)**	(202.1)	(186.4)
	1,214.7	699.2	639.3
Increase/(Decrease) in Cash	**7.5**	12.9	(71.3)
Cash at Beginning of Year	**66.5**	53.6	124.9
Cash at End of Year	**74.0**	66.5	53.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(millions of Canadian dollars)

December 31,	**2001**	2000
Assets		
Current Assets		
Cash	**74.0**	66.5
Accounts receivable and other	**1,419.1**	663.3
Gas in storage	**665.6**	519.8
Current assets of discontinued operations (Note 4)	**123.0**	84.8
	2,281.7	1,334.4
Property, Plant and Equipment, net (Note 5)	**7,546.8**	6,554.2
Long-Term Investments (Note 6)	**1,772.8**	1,689.5
Deferred Amounts	**254.0**	153.2
Future Income Taxes (Note 12)	**142.0**	110.4
Goodwill	**330.4**	–
Long-Term Assets of Discontinued Operations (Note 4)	**800.0**	767.7
	13,127.7	10,609.4
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term borrowings	**410.9**	235.3
Accounts payable and other	**805.2**	409.9
Interest payable	**100.2**	109.3
Current maturities and short-term debt (Note 7)	**1,810.2**	446.4
Current liabilities of discontinued operations (Note 4)	**73.8**	79.4
	3,200.3	1,280.3
Long-Term Debt (Note 7)	**5,922.8**	5,572.3
Future Income Taxes (Note 12)	**722.8**	738.8
Non-Controlling Interests	**131.1**	126.4
Long-Term Liabilities of Discontinued Operations (Note 4)	**118.6**	128.2
	10,095.6	7,846.0
Shareholders' Equity		
Share capital		
Preferred securities (Note 8)	**339.7**	340.4
Preferred shares (Note 9)	**125.0**	125.0
Common shares (Note 9)	**1,875.9**	1,852.6
Retained earnings	**812.3**	581.3
Foreign currency translation adjustment	**7.4**	(7.7)
Reciprocal shareholding (Note 6)	**(128.2)**	(128.2)
	3,032.1	2,763.4
Commitments and Contingencies (Note 17)		
	13,127.7	10,609.4

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Approved by the Board:

Donald J. Taylor
Chair

Robert W. Martin
Director

Enbridge Inc. (Enbridge or the Company) is a leader in the transportation and distribution of energy. Enbridge conducts its business through four operating segments: Energy Transportation North, Energy Transportation South, Energy Distribution, and International. These operating segments are strategic business units established by senior management to facilitate the achievement of the Company's long-term objectives, to aid in resource allocation decisions and to assess operational performance.

Energy Transportation North

Energy Transportation North includes the operation of a common carrier pipeline and feeder pipelines in Canada, which transport crude oil and other liquid hydrocarbons, and equity investments in natural gas transmission pipelines. Other activities include gas services and an equity investment in a company engaged in natural gas gathering and processing in Canada.

Energy Transportation South

The primary operations of Energy Transportation South include transporting, gathering, processing and marketing of natural gas and natural gas liquids in the United States. Other activities include the shipment of crude oil and other liquid hydrocarbons through investments in common carrier and feeder pipelines in the United States.

Energy Distribution

The Energy Distribution business consists of gas utility operations which serve residential, commercial, industrial and transportation customers, primarily in central and eastern Ontario. This business also includes natural gas distribution activities in Quebec, New Brunswick and New York State, as well as electricity distribution in the City of Cornwall, Ontario.

International

The Company's International business invests in energy transportation and related energy projects outside of Canada and the United States. This segment also provides consulting and training services related to proprietary pipeline operating technologies and natural gas distribution.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences are described in Note 18. Amounts are stated in Canadian dollars unless otherwise noted.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates.

Basis of Presentation

The consolidated financial statements include the accounts of Enbridge Inc., its subsidiaries and its proportionate share of the accounts of joint ventures. Investments in entities which are not subsidiaries or joint ventures, but over which the Company exercises significant influence, are accounted for using the equity method. Other investments are accounted for at cost.

The Company's Energy Distribution business is conducted primarily through a wholly-owned subsidiary, The Consumers' Gas Company Ltd. (Enbridge Consumers Gas). The fiscal year end of Enbridge Consumers Gas is September 30 and its results are consolidated on a one quarter lag basis, which reflects the results of Enbridge Consumers Gas operations in accordance with its regulatory, tax and operating cycles. Accordingly, references to "December 31" mean the financial position of Enbridge Consumers Gas as at September 30 and references to the "year ended December 31" mean the results of Enbridge Consumers Gas for the year ended September 30.

Regulation

The Company's Energy Distribution and Energy Transportation activities are subject to regulation by various authorities, including the National Energy Board (NEB), the Federal Energy Regulatory Commission (FERC), and the Ontario Energy Board (OEB). Regulatory bodies exercise statutory authority over matters such as construction, rates and underlying accounting practices, and ratemaking agreements with customers. In order to achieve a proper matching of revenues and expenses, the timing of recognition of certain revenues and expenses in these operations may differ from that otherwise expected under generally accepted accounting principles.

Revenue Recognition

Revenues are recorded when products have been delivered or services have been performed. The Energy Transportation and Energy Distribution operations are subject to regulation and, accordingly, there are circumstances where revenues recognized do not match the cash tolls or the billed amounts. In these situations, revenue is recognized in a manner that is consistent with the underlying rate design as mandated by the regulatory authority or under the terms of enforceable, committed long-term delivery contracts.

Income Taxes

The regulated operations of the Company recover income tax expense based on the taxes payable method when prescribed by regulators for ratemaking purposes or when stipulated in ratemaking agreements. Rates do not include the recovery of future income taxes related to temporary differences. Consequently, the taxes payable method is followed for accounting purposes as there is reasonable expectation that all future income taxes will be recovered in rates when they become payable.

For all other operations, the liability method of accounting for income taxes is followed. Future income tax assets and liabilities are determined based on temporary differences between the tax basis of assets and liabilities and their carrying values for accounting purposes. Future income tax assets and liabilities are measured at the tax rate that is expected to apply when the temporary differences reverse.

Foreign Currency Translation

The functional currency of the Company's foreign operations, except for certain financing and investing operations, is the U.S. dollar. These operations are self-sustaining and translated into Canadian dollars using the current rate method. Gains and losses resulting from these translation adjustments are included as a separate component of shareholders' equity.

The Company's foreign financing and investing operations are integrated with those of the parent company and are translated into Canadian dollars using the temporal method. Gains and losses resulting from these translation adjustments are included in earnings.

Cash

Cash includes short-term and demand deposits with a maturity of three months or less and are recorded at cost.

Gas in Storage

Natural gas in storage is recorded in inventory at prices approved by the OEB in the determination of customer sales rates. The actual price of gas purchased may differ from the OEB-approved price and includes the effect of natural gas price risk management activities. The difference between the approved price and the actual cost of the gas purchased is deferred for future disposition by the OEB.

Property, Plant and Equipment

Expenditures for system expansion and major renewals and betterments are capitalized; maintenance and repair costs are expensed as incurred. Regulated operations capitalize an allowance for interest during construction at rates authorized by the regulatory authorities. When allowed by the regulator, Energy Transportation operations capitalize an allowance for equity funds used during construction, at approved rates.

Depreciation

Depreciation of property, plant and equipment generally is provided on a straight-line basis over the estimated service lives of the assets.

Future Removal and Site Restoration Costs

Depreciation expense for Energy Distribution operations includes a provision for future removal and site restoration costs at rates approved by the regulator. Actual costs incurred are charged to accumulated depreciation. Future removal and site restoration costs for the Energy Transportation businesses are not determinable and will be recognized when approved for recovery in tolls by the regulators. Accordingly, no provision has been made for removal and site restoration for these operations costs since it is expected that these costs will be recovered through future tolls.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets upon acquisition of a business and is amortized on a straight-line basis over 30 years. Effective January 1, 2002, the Company will adopt the new standard of the Canadian Institute of Chartered Accountants related to goodwill and other intangible assets. Under the new standard, goodwill will not be amortized but will be tested for impairment at least annually and written down if recorded value exceeds fair value.

Derivative Financial Instruments

Gains and losses on financial instruments used to hedge the Company's net investment in foreign operations are included in the foreign currency translation adjustment. Amounts received or paid related to derivative financial instruments used to hedge the currency risk of cash flows from U.S. dollar denominated operations are recognized concurrently with the hedged cash flows. Amounts received or paid related to derivative financial instruments used to hedge the price of energy commodities are recognized as part of the cost of the underlying physical purchases. For other derivative financial instruments used for hedging purposes, amounts received or paid, including any gains and losses realized upon settlement, are recognized over the term of the underlying hedged items.

Post-employment Benefits

The Company maintains both defined benefit and defined contribution pension plans. Pension costs and obligations for the defined benefit pension plans are determined using the projected benefit method and are charged to earnings as services are rendered, except in the Energy Distribution segment where contributions made to the plan are expensed as paid, consistent with the recovery of such costs in rates. For the defined contribution plan, contributions made by the Company are expensed as pension costs.

The Company also provides post-employment benefits other than pensions, including group health care and life insurance benefits for eligible retirees, their spouses and qualified dependants. The cost of such benefits is accrued during the years the employees render service, except for the Energy Distribution segment where the cost of providing these benefits is expensed as paid, consistent with the recovery of such costs in rates.

Stock-Based Compensation Plans

The issue of options under the Company's incentive stock option plans are treated as capital transactions for accounting purposes when the options are exercised. Accordingly, the grant of options does not give rise to compensation expense.

Comparative Amounts

Certain comparative amounts have been reclassified to conform with the current year's financial statement presentation.

2. SEGMENTED INFORMATION

(millions of dollars)

Year ended December 31, 2001

	Energy Transportation North	Energy Transportation South	Energy Distribution	International	Corporate and Other[2]	Consolidated
Revenues	**731.8**	**708.8**	**2,573.8**	**30.8**	**4.9**	**4,050.1**
Gas costs	**–**	**558.9**	**1,643.9**	**–**	**–**	**2,202.8**
Operating and administration	**284.3**	**71.3**	**343.4**	**25.0**	**15.1**	**739.1**
Depreciation	**134.9**	**29.2**	**222.1**	**2.5**	**3.8**	**392.5**
Operating income/(loss)	**312.6**	**49.4**	**364.4**	**3.3**	**(14.0)**	**715.7**
Investment and other income	**57.2**	**53.0**	**40.5**	**33.0**	**42.0**	**225.7**
Interest and preferred equity charges	**(104.0)**	**(28.3)**	**(161.7)**	**(0.1)**	**(167.4)**	**(461.5)**
Income taxes	**(72.2)**	**(27.7)**	**(49.9)**	**(0.6)**	**83.7**	**(66.7)**
Earnings/(loss) from continuing operations	**193.6**	**46.4**	**193.3**	**35.6**	**(55.7)**	**413.2**
Earnings from discontinued operations						**45.3**
Earnings applicable to common shareholders						**458.5**

(millions of dollars)

Year ended December 31, 2000

	Energy Transportation North	Energy Transportation South	Energy Distribution	International	Corporate and Other[2]	Consolidated
Revenues	699.5	30.1	1,801.4	22.2	3.3	2,556.5
Gas costs	–	–	958.8	–	–	958.8
Operating and administration	243.9	18.5	307.8	17.8	25.0	613.0
Depreciation	156.3	7.5	214.3	0.7	8.7	387.5
Operating income/(loss)	299.3	4.1	320.5	3.7	(30.4)	597.2
Investment and other income	35.8	35.3	81.3	22.6	10.6	185.6
Interest and preferred equity charges	(106.4)	(1.9)	(166.1)	–	(137.0)	(411.4)
Income taxes	(48.2)	(14.2)	(20.4)	0.1	69.0	(13.7)
Earnings/(loss) from continuing operations	180.5	23.3	215.3	26.4	(87.8)	357.7
Earnings from discontinued operations						34.6
Earnings applicable to common shareholders						392.3

2. SEGMENTED INFORMATION (continued)

(millions of dollars)

Year ended December 31, 1999

	Energy Transportation North	Energy Transportation South	Energy Distribution[1]	International	Corporate and Other[2]	Consolidated
Revenues	573.7	25.8	2,052.2	30.3	12.0	2,694.0
Gas costs	–	–	903.1	–	–	903.1
Operating and administration	218.9	17.5	544.1	15.7	25.4	821.6
Depreciation	109.6	6.1	262.7	0.3	5.1	383.8
Operating income/(loss)	245.2	2.2	342.3	14.3	(18.5)	585.5
Investment and other income	41.4	53.3	37.2	17.3	33.2	182.4
Interest and preferred equity charges	(87.5)	(0.9)	(192.4)	(0.1)	(111.6)	(392.5)
Income taxes	(26.6)	(15.5)	(91.9)	(2.8)	49.3	(87.5)
Earnings/(loss) applicable to common shareholders	172.5	39.1	95.2	28.7	(47.6)	287.9

1 As described in Note 4, the results of discontinued operations cannot be disaggregated from continuing operations for the year ended December 31, 1999.
2 Corporate and Other includes new business development activities and non-operating investing and financing activities, including general corporate investments and financing costs not allocated to the business segments.
3 The measurement basis for preparation of segmented information is consistent with the significant accounting policies outlined in Note 1.
4 Segmented information was restated to reflect changes in the internal organization of the Company in the second and fourth quarters of 2001.

38

Total Assets

(millions of dollars)

December 31,	**2001**	2000
Energy Transportation North	**4,244.2**	3,961.9
Energy Transportation South[1]	**1,544.9**	291.8
Energy Distribution	**5,351.8**	4,912.9
International	**294.3**	266.0
Corporate	**769.5**	324.3
	12,204.7	9,756.9
Discontinued Operations	**923.0**	852.5
	13,127.7	10,609.4

1 Includes goodwill of $330.4 million (2000 – nil) related to operations in the United States.

Additions to Property, Plant and Equipment

(millions of dollars)

Year ended December 31,	**2001**	2000	1999
Energy Transportation North	**216.1**	85.9	361.0
Energy Transportation South	**85.9**	0.6	17.7
Energy Distribution	**302.6**	255.4	400.2
International and Corporate	**35.2**	2.0	4.8
	639.8	343.9	783.7
Discontinued Operations[1]	**43.5**	20.4	–
	683.3	364.3	783.7

1 As described in Note 4, discontinued operations cannot be disaggregated from continuing operations for the year ended December 31, 1999.

Geographic Information

(millions of dollars) Year ended December 31,	2001	2000	1999
Revenues			
Canada	**3,286.9**	2,497.0	2,643.5
United States	**736.8**	41.8	31.7
Other	**26.4**	17.7	18.8
	4,050.1	2,556.5	2,694.0

(millions of dollars) December 31,	2001	2000
Property, Plant and Equipment		
Canada	**6,630.4**	6,414.0
United States	**906.2**	140.2
Other	**10.2**	–
	7,546.8	6,554.2

Revenues are attributed to countries based on the country of origin of the product or services sold.

3. ACQUISITIONS

On May 11, 2001, the Company acquired all the outstanding shares of Midcoast Energy Resources, Inc., a Houston-based energy company, for cash consideration of $561.8 million and the assumption of long-term debt. The acquisition has been accounted for using the purchase method with the results of operations included in the consolidated financial statements from the date of acquisition. Goodwill is being amortized over 30 years.

(millions of dollars)	
Fair Value of Assets Acquired:	
Property, plant and equipment	**677.3**
Working capital	**(37.2)**
Goodwill	**328.9**
Future income taxes	**(39.0)**
Other non-current assets	**37.8**
	967.8
Purchase Price:	
Cash	**554.5**
Long-term debt assumed	**406.0**
Transaction costs	**7.3**
	967.8

In addition, the Company acquired an additional 34.03% interest in Frontier Pipeline Company for $46.0 million in December 2001, increasing the Company's ownership to 77.78%. The purchase price of the acquisition was allocated primarily to property, plant and equipment.

4. DISCONTINUED OPERATIONS

In December 2001, the Board of Directors approved a plan to sell the Company's business operations that provide energy products and services to retail and commercial customers, including the water heater rental program. The sale is expected to close in the second quarter of 2002.

Selected financial information related to discontinued operations is as follows.

4. DISCONTINUED OPERATIONS (continued)

Financial Position

(millions of dollars) December 31,	**2001**	2000
Assets		
Current assets	**123.0**	84.8
Property, plant and equipment	**584.2**	605.8
Other assets	**215.8**	161.9
	923.0	852.5
Liabilities		
Current liabilities	**73.8**	79.4
Future income taxes	**118.6**	128.2
Net Assets of Discontinued Operations	**730.6**	644.9

Earnings

(millions of dollars) Year ended December 31,	**2001**	2000
Revenues	**463.0**	388.5
Income tax expense/(recovery)	**2.5**	(15.6)
Allocated interest expense	**35.4**	38.5

Prior to October 1, 1999, the discontinued operations were part of the regulated operations of, and were not accounted for separately from the operations of, Enbridge Consumers Gas. Consequently, for the year ended December 31, 1999, the results of discontinued operations cannot be disaggregated from continuing operations.

5. PROPERTY, PLANT AND EQUIPMENT

(millions of dollars) **December 31, 2001**	**Weighted Average Depreciation Rate**	**Cost**	**Accumulated Depreciation**	**Net**
Energy Transportation North	**2.5%**	**4,260.1**	**1,516.8**	**2,743.3**
Energy Transportation South	**5.7%**	**996.2**	**90.0**	**906.2**
Energy Distribution	**3.2%**	**4,542.2**	**706.7**	**3,835.5**
Other	**10.9%**	**74.3**	**12.5**	**61.8**
		9,872.8	**2,326.0**	**7,546.8**
Discontinued Operations	**7.6%**	**943.5**	**359.3**	**584.2**
		10,816.3	**2,685.3**	**8,131.0**

(millions of dollars) December 31, 2000	Weighted Average Depreciation Rate	Cost	Accumulated Depreciation	Net
Energy Transportation North	2.6%	4,028.8	1,377.4	2,651.4
Energy Transportation South	4.8%	168.8	28.5	140.3
Energy Distribution	2.4%	4,277.6	544.0	3,733.6
Other	10.1%	39.2	10.3	28.9
		8,514.4	1,960.2	6,554.2
Discontinued Operations	7.1%	930.9	325.1	605.8
		9,445.3	2,285.3	7,160.0

6. LONG-TERM INVESTMENTS

(millions of dollars) December 31,	Ownership Interest	**2001**	2000
Equity Investments			
Energy Transportation North			
Vector Pipeline	45.0%	**472.9**	414.1
Alliance Pipeline	21.4%	**376.6**	360.9
AltaGas Services	39.5%	**181.1**	175.5
Aux Sable Liquid Products	21.4%	**124.6**	128.4
		1,155.2	1,078.9
Energy Transportation South			
Enbridge Energy Partners (formerly Lakehead Pipe Line Partners)	13.6%	**93.5**	78.8
Chicap Pipe Line	23.0%	**31.7**	31.4
Other		**–**	10.3
		125.2	120.5
Energy Distribution			
Noverco	32.1%	**33.9**	33.0
Other		**28.8**	27.4
Cost Investments			
Energy Distribution			
Noverco		**181.4**	181.4
International			
OCENSA Pipeline		**223.3**	223.3
Global Thermoelectric		**25.0**	25.0
		1,772.8	1,689.5

Consolidated retained earnings at December 31, 2001 include undistributed earnings from equity investments of $104.1 million (2000 – $114.7 million). Income from equity investments was $80.0 million in 2001 (2000 – $99.4 million, 1999 – $72.8 million) of which $53.6 million in 2001 (2000 – $47.7 million, 1999 – $29.8 million) was from the Energy Transportation North segment, $32.1 million in 2001 (2000 – $37.7 million, 1999 – $42.8 million) was from the Energy Transportation South segment and the remainder was from Energy Distribution.

Equity investments include $208.1 million (2000 – $206.4 million) representing the unamortized excess of the purchase price over the underlying net book value of the investee's assets at the date of purchase. The excess has been allocated to property, plant and equipment, on the basis of estimated fair values, and is being amortized over the economic life of the assets.

In 2001, Enbridge Energy Partners (Partnership) completed two public issues of additional Partnership Units. As the Company elected not to participate in these offerings, its effective interest in the Partnership was reduced to 13.6% from 15.3%. This resulted in recognition of a dilution gain of $23.4 million, before tax.

Noverco holds an approximate 10% reciprocal shareholding in the Company. As a result, the Company has a pro-rata interest of 3.2% in its own shares (2000 – 3.2%). Both the equity investment in Noverco Inc. and shareholders' equity have been reduced by the reciprocal shareholding of $128.2 million (2000 – $128.2 million).

7. DEBT

(millions of dollars) December 31,	Maturity	2001	2000
Energy Transportation North			
Debentures, 8.2% – 10.8%	2008-2024	**300.0**	378.3
Medium term notes, 5.60% – 8.45%	2005-2029	**622.3**	702.2
Other[1]		**150.1**	50.3
Energy Transportation South			
Senior term notes (U.S. $275.0 million), 8.1% weighted average rate at December 31, 2001 and 2000	2005-2007	**397.8**	397.8
Variable rate credit facilities[2]		**877.8**	400.0
Energy Distribution			
Debentures, 9.85% – 11.95%	2003-2024	**635.0**	685.0
Medium term notes, 4.61% – 8.55%	2002-2028	**1,105.0**	1,065.0
Other[1]		**9.5**	111.5
Corporate			
Debentures[3]	2001	**–**	178.1
Medium term notes, 5.05% – 7.22%	2002-2032	**1,927.9**	1,220.8
Preferred securities, 7.8% weighted average rate (Note 8)	2048	**10.3**	9.6
Other[1]		**1,697.3**	820.1
Total Debt		**7,733.0**	6,018.7
Current maturities of long-term debt		**325.0**	426.0
Commercial paper and other short-term debt		**1,485.2**	20.4
Current Maturities and Short-Term Debt		**1,810.2**	446.4
Long-Term Debt		**5,922.8**	5,572.3

1 Primarily comprised of commercial paper borrowings. Includes U.S. $470.2 million (2000 – U.S. $134.2 million).
2 Includes U.S. $300.0 million (2000 – nil).
3 Includes 9.4% debentures of nil (2000 – U.S. $130.0 million).

Commercial paper in the amount of $840.0 million (2000 – $950.0 million) is supported by the availability of long-term committed credit facilities and has been classified as long-term debt.

Long-term debt maturities for the years ending December 31, 2002 through 2006 are $325.0 million, nil, $450.0 million, $1,008.6 million and $400.0 million, respectively.

Included in Corporate debt are $150.0 million (2000 – $70.5 million) commercial paper swapped to a weighted average fixed interest rate of 3.8% (2000 – 5.9%) and $400.0 million (2000 – $400.0 million) variable rate debt swapped to a weighted average fixed interest rate of 4.4% (2000 – 5.9%). Cancellable Corporate medium-term notes totalling $40.0 million (2000 – $230.0 million) have been swapped to a weighted average fixed interest rate of 5.8% (2000 – 5.7%). In Energy Transportation South, the $397.8 million (2000 – $397.8 million) senior term notes were subject to a cross currency swap resulting in a weighted average interest rate of 7.4% (2000 – 7.4%) and $140.0 million (2000 – nil) variable rate credit facilities were swapped to a weighted average fixed interest rate of 5.5%. Other debt in Energy Transportation North includes $25.4 million (2000 – $25.4 million) commercial paper swapped to a weighted average fixed interest rate of 6.0% (2000 – 6.0%).

Interest Expense

(millions of dollars) Year ended December 31,	**2001**	2000	1999
Long-term debt	**345.0**	375.2	360.1
Commercial paper and other short-term debt	**85.8**	1.5	22.7
Short-term borrowings	**12.2**	18.5	14.9
Capitalized	**(5.9)**	(6.0)	(17.1)
	437.1	389.2	380.6

Short-term borrowings, which primarily finance gas in storage and other working capital items, are comprised of commercial paper with maturities of less than one year. Commercial paper in the amount of $200.0 million (2000 – $409.4 million) was swapped to a weighted average fixed interest rate of 5.7% (2000 – 6.1%).

In 2001, total interest paid was $452.2 million (2000 – $372.0 million; 1999 – $399.5 million).

Credit Facilities

(millions of dollars) December 31, 2001	Committed	Uncommitted	Drawdowns
Energy Transportation North	150.0	–	–
Energy Transportation South (U.S. $300 million)	477.8	–	477.8
Energy Distribution	301.1	308.0	19.0
Corporate	2,350.0	–	994.2
	3,278.9	308.0	1,491.0

Committed facilities carry a weighted average standby fee of 0.095% per annum on the unutilized portion. The committed facilities for Energy Transportation North and Energy Distribution expire in 2002 and are extendible annually subject to the approval of the lenders. The committed facilities for Corporate expire in 2002, 2005 and 2006 and are extendible annually thereafter subject to the approval of the lenders. Drawdowns under these facilities bear interest at prevailing market rates.

8. PREFERRED SECURITIES

During 1999, the Company completed public offerings of $175 million of 7.6% and $175 million of 8.0% Preferred Securities, for net proceeds of $338.5 million. The Preferred Securities may be redeemed at the Company's option in whole or in part after the fifth anniversary of each issue. The Company has the right to defer, subject to certain conditions, payments of distributions on the securities for a period of up to 20 consecutive quarterly periods. Deferred and regular distribution amounts are payable in cash or, at the option of the Company, in common shares of the Company. Since the distributions may be settled through the issuance of common shares at the Company's option, the Preferred Securities are classified into their respective debt and equity components. The equity component of the Preferred Securities is $339.7 million at December 31, 2001 (2000 – $340.4 million).

9. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares of no par value and an unlimited number of preferred shares.

9. SHARE CAPITAL (continued)

Common Shares

(millions of dollars; number of common shares in millions)	**2001**		2000		1999	
	Number of Shares	**Amount**	Number of Shares	Amount	Number of Shares	Amount
Balance at beginning of year	**161.8**	**1,852.6**	156.3	1,677.2	155.7	1,659.8
Dividend Reinvestment and Share Purchase Plan	**0.2**	**7.2**	0.2	7.2	0.2	6.6
Issued to Noverco	**–**	**–**	0.6	19.7	–	–
Shares issued for investment in AltaGas Services	**–**	**–**	–	–	0.2	7.1
Public issue	**–**	**–**	4.5	143.9	–	–
Other	**0.9**	**16.1**	0.2	4.6	0.2	3.7
Balance at end of year	**162.9**	**1,875.9**	161.8	1,852.6	156.3	1,677.2

Preferred Shares

The 5,000,000 5.5% Cumulative Redeemable Preferred Shares, Series A are entitled to fixed, cumulative, preferential dividends of $1.375 per share per year, payable quarterly. On or after December 31, 2003, the Company may, at its option, redeem all or a portion of the outstanding preferred shares for $26.00 per share if redeemed on or prior to December 1, 2004; $25.75 if redeemed on or prior to December 1, 2005; $25.50 if redeemed on or prior to December 1, 2006; $25.25 if redeemed on or prior to December 1, 2007; and at $25.00 per share if redeemed thereafter, in each case with all accrued and unpaid dividends to the redemption date.

Earnings Per Common Share

Earnings per common share is calculated by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding. The weighted average number of shares outstanding has been reduced by the Company's pro-rata weighted average interest in its own common shares of 5.2 million shares (2000 – 5.1 million shares), resulting from the investment in Noverco.

Diluted earnings per share using the treasury stock method is calculated using an adjusted weighted average number of common shares outstanding which reflects the exercise of stock options.

(number of common shares in millions) December 31,	**2001**	2000	1999
Basic weighted average shares outstanding	**157.3**	154.5	151.0
Effect of dilutive securities			
Fixed stock options	**1.5**	0.8	0.6
Diluted weighted average shares outstanding	**158.8**	155.3	151.6

Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan. Under the plan, registered shareholders may reinvest dividends in common shares of the Company or make optional cash payments to purchase additional common shares, in either case free of brokerage or other charges.

Shareholder Rights Plan

The Company has a Shareholder Rights Plan designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company's outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.

10. STOCK OPTION PLAN

The Company's Incentive Stock Option Plan (1999) includes fixed stock options and performance-based stock options. A maximum of 12 million common shares is reserved for issuance under the plan.

Fixed Stock Options

Full-time, key employees are granted options to purchase common shares that are exercisable at the market price of common shares at the date the options are granted. Generally, options vest in equal annual installments over a four-year period and expire ten years after the issue date. Outstanding stock options will expire over a period ending no later than July 25, 2011.

Outstanding Options

(options in thousands; exercise price in dollars)	**2001**		2000		1999	
	Number	**Weighted Average Exercise Price**	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Number of shares under option at beginning of year	**4,112**	**26.76**	3,116	26.63	2,415	23.33
Options granted	**2,024**	**30.11**	1,360	26.74	888	34.45
Options exercised	**(843)**	**19.27**	(179)	19.85	(115)	15.35
Options cancelled or expired	**(173)**	**34.47**	(185)	31.17	(72)	30.25
Number of shares under option at end of year	**5,120**	**29.06**	4,112	26.76	3,116	26.63
Options vested	**2,853**		1,757		1,421	

Option Characteristics

December 31, 2001	**Options Outstanding**				**Options Vested**	
	Exercise Price Range	**Number (000's)**	**Weighted Average Remaining Life (years)**	**Weighted Average Exercise Price**	**Number (000's)**	**Weighted Average Exercise Price**
	12.44 to 20.00	942	5.05	16.99	942	16.99
	20.01 to 30.00	1,700	7.43	26.14	1,051	25.77
	30.01 to 40.10	2,478	7.97	35.72	860	33.52
		5,120			2,853	

10. STOCK OPTION PLAN (continued)

Performance-Based Options

The plan provides for the granting of performance-based options to executive management with vesting based upon the performance of the Company's common stock price. The options become exercisable, as to 50% of the grant, when the market price of a common share exceeds $40.00 per share for 20 consecutive trading days during the period January 20, 1998 to December 31, 2002. If the share price exceeds $45.00 for 20 consecutive trading days prior to December 31, 2002, the remaining options will become exercisable. The performance-based options expire on January 1, 2003 but will extend to January 20, 2006 for options which become exercisable before December 31, 2002. On August 24, 2001, 740,000 options vested.

(options in thousands; exercise prices in dollars)	**2001**		2000	
	Number	**Weighted Average Exercise Price**	Number	Weighted Average Exercise Price
Number of shares under option at beginning of year	**1,480**	**31.60**	1,480	31.60
Options granted	**65**	**41.13**	–	–
Options exercised	**–**	**–**	–	–
Options cancelled	**(66)**	**31.35**	–	–
Number of shares under option at end of year	**1,479**	**32.03**	1,480	31.60

11. FINANCIAL INSTRUMENTS

Derivative Financial Instruments Used for Risk Management

The Company is exposed to movements in the U.S./Canadian dollar exchange rate, interest rates and the price of energy commodities, primarily natural gas. In order to manage these exposures for both shareholders and ratepayers, the Company utilizes derivative financial instruments to create offsetting positions to specific exposures. These instruments are not used for speculative purposes.

These instruments require the Company to exchange with counterparties the difference between fixed and variable amounts, calculated by reference to specific foreign exchange rates, interest rates, or energy commodity price indices, based on a notional principal amount or notional energy commodity quantity. The notional amounts are not recorded in the financial statements as they do not represent amounts exchanged by the counterparties.

Derivative financial instruments involve credit and market risks. Credit risk arises from the possibility that a counterparty will default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company minimizes credit risk by entering into risk management transactions only with creditworthy institutions that possess investment grade credit ratings or with approved forms of collateral. For transactions with terms greater than five years, the Company may also retain the right to require a counterparty, who would otherwise meet the Company's credit criteria, to provide collateral.

Foreign Exchange

The Company has an exposure to the U.S./Canadian dollar exchange rate, primarily because of its investments in U.S. operations where both carrying values and earnings are subject to foreign exchange risks. The Company utilizes par forward contracts and cross currency swaps to manage a portion of the foreign exchange exposure. In addition, cross currency swaps have been entered into to hedge the Company's exposure on its U.S. dollar denominated debt. Forward foreign exchange contracts are used to match the effect of translating Canadian dollar denominated monetary financing held by an integrated U.S. subsidiary.

Interest Costs

To hedge against the effect of future interest rate movements on its short to long-term borrowing requirements, the Company enters into forward interest rate agreements, swaps and collars.

Energy Commodity Costs

The Company's commodity price risk exposure arises from holding inventory and purchase and sale commitments. The Company uses over-the-counter commodity price swaps, futures, options and collars to manage exposure to natural gas and natural gas liquids prices.

Natural Gas Supply Management

The Company hedges a portion of the cost of future natural gas supply requirements for the Enbridge Consumers Gas operations, as allowed by the regulator. Amounts paid or received under the hedge agreements are recognized as part of the cost of the natural gas purchases and are recovered through the ratemaking process. At December 31, 2001, the Company had entered into natural gas price swaps and options to manage the price for approximately 19.1%, or 36 billion cubic feet, of its forecast fiscal 2002 system gas supply.

Fair Values

The fair values of derivatives have been estimated using year-end market rates. These fair values approximate the amount that the Company would receive or pay to terminate the contracts at December 31.

(millions of dollars)

December 31,	**2001**			2000		
	Notional Principal or Quantity	**Fair Value (Payable)/ Receivable**	**Maturity**	Notional Principal or Quantity	Fair Value (Payable)/ Receivable	Maturity
Foreign exchange						
Cross currency swaps	**535.8**	**26.3**	**2005-2022**	713.9	26.9	2001-2022
Forwards (cumulative exchange amounts)	**2,416.7**	**(142.0)**	**2002-2022**	2,222.0	(44.9)	2001-2022
Energy commodities						
Natural gas (bcf)	**74.4**	**(41.1)**	**2002-2006**	3.8	2.9	2001-2006
Natural gas supply management (bcf)	**36.0**	**(37.1)**	**2002**	8.9	13.9	2001
Interest rates						
Interest rate swaps	**955.4**	**(12.7)**	**2002-2029**	1,167.0	(2.8)	2001-2029
Forward interest rate swaps	**600.0**	**(6.5)**	**2002**	–	–	

As the Company does not settle hedging instruments in advance of the hedged transactions, there were no gains or losses deferred for any of the Company's hedges of anticipated transactions at December 31, 2001 and 2000. Credit risk amounted to $77.3 million at December 31, 2001 with no significant concentration with any single counterparty.

Fair Values of Other Financial Instruments

The fair value of financial instruments, other than derivatives, represents the amounts that would have been received from or paid to counterparties, calculated at the reporting date, to settle these instruments. The carrying amount of all financial instruments classified as current approximates fair value because of the short maturities of these instruments. The estimated fair values of all other financial instruments are based on quoted market prices or, in the absence of specific market prices, on quoted market prices for similar instruments and other valuation techniques.

11. FINANCIAL INSTRUMENTS (continued)

The carrying amounts of all financial instruments, except as shown below, approximate fair value.

(millions of dollars) December 31,	2001		2000	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Total Debt				
Energy Transportation North	**1,072.4**	**1,116.8**	1,130.8	1,176.2
Energy Transportation South	**1,275.6**	**1,310.6**	847.8	822.1
Energy Distribution	**1,749.5**	**1,956.6**	1,861.5	2,064.6
Corporate	**3,635.5**	**3,655.6**	2,178.6	2,222.6
	7,733.0	**8,039.6**	6,018.7	6,285.5

Trade Credit Risk

Trade receivables related to Energy Transportation consist primarily of amounts due from companies operating in the oil and gas industry and are collateralized by the crude oil and other products contained in the Company's pipelines and storage facilities. Credit risk of the remaining operating segments is reduced by the large and diversified customer base and, for rate-regulated operations, the ability to recover an estimate for doubtful accounts through the ratemaking process. Included in accounts receivable is an allowance for doubtful accounts of $29.9 million at December 31, 2001 (2000 – $15.3 million).

12. INCOME TAXES

Effective January 1, 2000, the Company adopted the new recommendations for accounting for income taxes. The recommendations have been adopted retroactively without restatement of the prior years' results. The new standard does not impact the accounting for income taxes for the wholly-owned rate-regulated operations of the Company, which use the taxes payable basis.

Under the new recommendations, income taxes for non-regulated operations are accounted for using the liability method. Adoption of the new recommendations resulted in a charge to retained earnings of $112.0 million, of which $76.1 million related to the unbundled rental assets, $22.4 million related to the tax effect of differences between the carrying amount of investments and their respective tax basis, and the remaining $13.5 million related to other non-regulated assets. In addition, the tax effect of differences between the assigned and underlying values of identifiable assets in prior years' business combinations resulted in an increase of $430.1 million in property, plant and equipment. These adjustments, along with the recharacterization of deferred credits and a regulated receivable related to a future income tax liability to be recovered from the ratepayers (specific to the unbundling transaction), resulted in a cumulative adjustment of $634.1 million in future income tax liabilities.

Geographic Components of Pre-tax Earnings and Income Taxes

(millions of dollars) Year ended December 31,	**2001**	2000	1999
Earnings before income taxes			
Canada	**340.9**	273.3	236.5
United States	**103.8**	73.3	102.7
Other	**59.6**	47.0	48.1
Continuing operations	**504.3**	393.6	387.3
Discontinued operations	**47.8**	19.0	–
	552.1	412.6	387.3

(millions of dollars)

Year ended December 31,	**2001**	2000	1999
Current income taxes			
Canada	**44.4**	129.4	62.3
United States	**8.9**	(4.5)	13.5
Other	**10.0**	5.9	6.2
Continuing operations	**63.3**	130.8	82.0
Discontinued operations	**20.1**	24.4	–
	83.4	155.2	82.0
Future income taxes			
Canada	**(9.0)**	(112.4)	(3.4)
United States	**12.4**	(4.7)	8.9
Continuing operations	**3.4**	(117.1)	5.5
Discontinued operations	**(17.6)**	(39.9)	–
	(14.2)	(157.0)	5.5
Continuing operations	**66.7**	13.7	87.5
Discontinued operations	**2.5**	(15.6)	–
	69.2	(1.9)	87.5

Components of Future Income Taxes

(millions of dollars)

December 31,	**2001**	2000
Future Income Tax Liabilities		
Differences in accounting and tax bases of PP&E	**640.0**	699.7
Undistributed equity income	**31.1**	28.4
Other	**154.5**	56.5
	825.6	784.6
Future Income Tax Assets		
Loss carryforwards	**232.1**	147.8
Other	**12.7**	8.4
	244.8	156.2
Total Net Future Income Tax Liability	**580.8**	628.4

Accumulated future income taxes related to rate-regulated operations which have not been recorded in the accounts amounted to $506.3 million at December 31, 2001 (2000 – $561.9 million). Had the liability method been prescribed by the regulatory authorities for ratemaking purposes, such amounts would have been recorded and recovered in revenues to date.

At December 31, 2001, the Company has recognized the benefit of unused tax loss carryforwards of $660.9 million. Unused tax loss carryforwards expire as follows: 2002 – $0.5 million; 2003 – $1.9 million; 2004 – $11.9 million; 2005 – $48.1 million 2006 – $135.0 million; 2007 – $185.9 million and 2008 and beyond – $277.6 million.

12. INCOME TAXES (continued)

Income Tax Rate Reconciliation

(millions of dollars)

Year ended December 31,	**2001**	2000	1999
Earnings before income taxes	**552.1**	412.6	387.3
Combined statutory income tax rate	**41.0%**	43.3%	44.6%
Income taxes at statutory rate	**226.3**	178.8	172.7
Increase/(decrease) resulting from:			
Tax rate reductions on future income tax balances	**(67.5)**	(103.7)	–
Future income taxes related to regulated operations	**(35.7)**	(40.9)	(37.1)
Non-taxable items, net	**(28.2)**	(31.0)	(48.7)
Lower foreign tax rates	**(36.8)**	(21.0)	(16.0)
Income taxes recoverable related to prior years	**(5.4)**	0.3	1.6
Large Corporations Tax in excess of surtax	**18.8**	16.1	14.4
Other	**(2.3)**	(0.5)	0.6
Income taxes	**69.2**	(1.9)	87.5
Continuing operations	**66.7**	13.7	87.5
Discontinued operations	**2.5**	(15.6)	–
	69.2	(1.9)	87.5
Effective income tax rate	**12.5%**	–	22.6%

In 2001, income taxes paid amounted to $110.5 million (2000 – $114.7 million; 1999 – $79.6 million).

13. POST-EMPLOYMENT BENEFITS

Pension Plans

The Company has three pension plans which provide either defined benefit or defined contribution pension benefits or both for the employees of the Company. The Energy Transportation North pension plan provides non-contributory defined benefit pension and/or defined contribution benefits to employees. The Energy Transportation South pension plan provides non-contributory defined benefit pension benefits to employees and contributory defined contribution pension benefits. The Enbridge Consumers Gas pension plan provides contributory defined benefit pension and/or defined contribution benefits to the majority of employees of the Energy Distribution segment.

Defined Benefit Plans

Retirement benefits under defined benefit plans are based on the employees' years of service and remuneration. Contributions to the plans made by the Company are made in accordance with independent actuarial valuations and are invested primarily in publicly traded equity and fixed income securities. The most recent actuarial valuation was performed as of January 1, 2001.

Pension costs under the defined benefit pension plans reflect management's best estimates of the rate of return on pension plan assets, rate of salary increases and various other factors including mortality rates, terminations and retirement ages. Adjustments arising from plan amendments, actuarial gains and losses, and changes to assumptions are amortized over the expected average remaining service lives of the employees.

Defined Contribution Plans

Contributions are generally based on the employee's age and/or years of service. For the Energy Transportation South pension plan, contributions to the defined contribution plans are also based on employee contributions. For defined contribution pension benefits, pension expense equals amounts required to be contributed by the Company.

Post-employment Benefits Other than Pensions

Post-employment benefits other than pensions (OPEB) include supplemental health, dental and life insurance coverage for qualifying retired employees.

(millions of dollars)	**2001**	2000	**2001**	2000
	OPEB	OPEB	**Pension Benefit**	Pension Benefit
Change in benefit obligation				
Benefit obligation, January 1	**113.5**	119.4	**651.2**	634.0
Service cost	**3.7**	3.5	**20.4**	18.0
Interest cost	**8.0**	7.7	**45.4**	43.3
Amendments	**2.8**	(0.1)	**22.1**	0.7
Employee contributions	**0.3**	0.2	**4.1**	5.3
Actuarial (gain)/loss	**6.4**	(15.0)	**38.2**	(19.2)
Benefits paid	**(4.7)**	(2.9)	**(44.0)**	(32.9)
Effect of exchange rate changes	**2.3**	0.7	**5.3**	2.0
Benefit obligation, December 31	**132.3**	113.5	**742.7**	651.2
Fair value of plan assets				
Fair value of plan assets, January 1	**23.8**	20.0	**1,218.8**	1,034.0
Actual return on plan assets	**2.3**	1.0	**(122.9)**	206.8
Employer's contributions	**6.4**	5.0	**9.4**	0.9
Employee contributions	**0.3**	0.2	**4.1**	5.3
Benefits paid	**(4.7)**	(2.9)	**(44.0)**	(32.9)
Other	**–**	–	**–**	–
Effect of exchange rate changes	**1.5**	0.5	**11.3**	4.7
Fair value of plan assets, December 31	**29.6**	23.8	**1,076.7**	1,218.8
Asset/(Liability)				
Plan assets in excess/(deficiency) of projected benefit obligations	**(102.7)**	(89.7)	**334.0**	567.6
Unrecognized prior service cost	**3.6**	0.9	**25.6**	7.2
Unrecognized plan surplus	**46.3**	52.1	**–**	–
Unrecognized net (gain)/loss	**2.8**	(4.3)	**(119.7)**	(383.6)
Recorded asset/(liability)	**(50.0)**	(41.0)	**239.9**	191.2

13. POST-EMPLOYMENT BENEFITS (continued)

Net Pension Plan and OPEB Costs

(millions of dollars)

Year ended December 31,	**2001**	2000	1999
Benefits earned during the year	**26.3**	23.0	24.9
Interest cost on projected benefit obligations	**55.2**	51.1	49.5
Expected return on plan assets	**(93.7)**	(76.2)	(66.4)
Amortization and deferral of unrecognized amounts	**(6.8)**	(8.9)	(2.2)
Amount credited to the Partnership	**5.5**	6.5	3.0
Pension and OPEB (credit)/expense	**(13.5)**	(4.5)	8.8

The above tables reflect the funded status, recorded pension and OPEB assets and liabilities and pension and OPEB expense for all of the Company's benefit plans on an accrual basis. However, in accordance with its ability to recover employee benefit costs on a pay-as-you-go basis for the regulated operations of Enbridge Consumers Gas, the Company records the cost of such benefits on a cash basis. Using the cash basis for the Enbridge Consumers Gas plans, and using the accrual method for the other plans, the Company's pension expense totalled a net credit of $4.0 million (2000 – $2.7 million credit; 1999 – $9.4 million expense) for continuing operations and a net credit of $2.4 million (2000 – $2.1 million credit) from discontinued operations. The pension asset for continuing operations was $64.8 million (2000 – $38.8 million) and the pension asset for discontinued operations was $4.3 million (2000 – $2.1 million). The Company's OPEB expense totalled $5.9 million (2000 – $5.6 million; 1999 – $2.0 million) for continuing operations and the OPEB expense for discontinued operations was $1.0 million (2000 – $0.9 million). The OPEB liability was $6.8 million (2000 – $4.6 million) for continuing operations and $1.9 million (2000 – $0.9 million) for discontinued operations.

Economic Assumptions

The assumptions made in the measurement of pension expense and the projected benefit obligation or asset of the pension plans and OPEB were as follows.

Year ended December 31,	**2001**	2000	1999	**2001**	2000	1999
	OPEB	OPEB	OPEB	**Pension Benefits**	Pension Benefits	Pension Benefits
Discount rate	**7.0-7.5%**	7.0-7.5%	6.5-7.5%	**6.75-7.5%**	7.0-7.5%	6.3-7.5%
Average rate of salary increases				**4.0%**	4.0%	4.0-4.5%
Average rate of return on pension plan assets				**7.75-8.0%**	7.75-8.0%	7.5-8.0%
Medical cost trend rate	**4.5-11.0%**	4.5-6.8%	4.5-6.8%			
Dental cost trend rate	**4.5-6.0%**	4.5-6.0%	4.5-6.0%			

A 1% change in the assumed medical and dental care trend rate would result in a $22.9 million change in the accumulated post-employment benefit obligations and a $2.4 million change in OPEB expense.

60

14. INVESTMENT AND OTHER INCOME

(millions of dollars) Year ended December 31,	**2001**	2000	1999
Equity investments	**80.0**	99.4	72.8
Cost investments	**51.9**	44.4	40.5
Short-term investments	**16.3**	14.7	13.5
Allowance for equity funds used during construction	**3.9**	2.7	9.9
Loss on foreign currency contracts	**–**	(24.5)	–
Gain on reduction of Partnership ownership interest	**23.4**	–	18.2
Other	**50.2**	48.9	27.5
	225.7	185.6	182.4

15. CHANGES IN OPERATING ASSETS AND LIABILITIES

(millions of dollars) Year ended December 31,	**2001**	2000	1999
Accounts receivable and other	**(864.3)**	(65.3)	(67.2)
Gas in storage	**(145.8)**	(144.7)	(17.3)
Deferred amounts	**(77.6)**	(195.8)	(109.3)
Accounts payable and other	**493.1**	(132.8)	63.8
Interest payable	**(9.1)**	23.2	(1.8)
	(603.7)	(515.4)	(131.8)

Changes in accounts payable exclude changes in construction payables which relate to investing activities.

16. RELATED PARTY TRANSACTIONS

Enbridge Energy Partners, L.P. does not have any employees and uses the services of the Company for managing and operating its business. These services, which are charged at cost in accordance with service agreements, amounted to $56.2 million (2000 – $46.7 million; 1999 – $50.9 million). Accounts payable include $0.3 million due to the Partnership (2000 – $2.3 million).

17. COMMITMENTS AND CONTINGENCIES

Enbridge Consumers Gas

The remediation of discontinued manufactured gas plant sites may result in future costs. The probable overall cost of remediation cannot be determined at this time due to uncertainty about the existence or extent of environmental risks, the complexity of laws and regulations, particularly with respect to sites decommissioned years ago and no longer owned by Enbridge Consumers Gas, and the selection of alternative remediation approaches. Although there are no known regulatory precedents in Canada, there are precedents in the United States for recovery in rates of costs of a similar nature. If Enbridge Consumers Gas must contribute to any remediation costs, it would be generally allowed to recover in rates those costs not recovered through insurance or by other means and believes that the ultimate outcome of these matters would not have a significant impact on its financial position.

In April 1994, an action was commenced against Enbridge Consumers Gas in the Ontario Court of Justice (General Division) by a customer claiming that the OEB-approved late payment penalties charged to customers were contrary to Canadian federal law and seeking certification of the action as a class action. The claim sought $112.0 million in "restitutionary payments" and other relief and was brought on behalf of all people who were customers of Enbridge Consumers Gas and who had paid or been charged for late payment penalties since April 1, 1981. The action has not been certified by the Court as a class proceeding although the Class Proceedings Committee established under the Ontario Class Proceedings Act, 1992 decided that it would fund the action.

17. COMMITMENTS AND CONTINGENCIES (continued)

In February 1995, the Ontario Court of Justice (General Division) issued a judgment on a threshold issue in favour of Enbridge Consumers Gas dismissing the class action lawsuit. The Court concluded that the late payment charge is not interest payable on a credit transaction, but is an incentive to customers to pay their bills by a certain date. The Court held that Section 347 of the Criminal Code of Canada, which deals with interest on credit transactions, did not apply. An appeal by the plaintiff from this decision was dismissed by the Ontario Court of Appeal in September 1996. The plaintiff was granted leave to appeal to the Supreme Court of Canada from the decision of the Court of Appeal. The appeal was heard by the Supreme Court of Canada in March 1998 and the decision of the Court was issued in October 1998. The Court allowed the appeal, set aside the summary judgment dismissing the action, and remitted the action back to the Ontario Court of Justice (General Division) for proceedings in accordance with the Ontario Class Proceedings Act, 1992. Further motions for summary judgment and related matters were argued during March 2000. In April 2000, the Court released Reasons for Decision in which it dismissed the plaintiff's claim. In May 2000, the plaintiff filed a Notice of Appeal with the Ontario Court of Appeal. The appeal was heard in March 2001 and the Court of Appeal dismissed the appeal in a judgment released on December 3, 2001. Counsel to the plaintiff has indicated that an application for leave to appeal the decision of the Ontario Court of Appeal will be made to the Supreme Court of Canada. The Company will oppose any such application as the Company believes that it has sound defences to the plaintiff's claim and it intends to vigorously defend the action.

Enbridge Energy Partners

Enbridge Energy Company, Inc. (EEC), which holds the Company's 13.6% equity interest in the Partnership, has agreed to indemnify the Partnership from and against substantially all liabilities, including liabilities relating to environmental matters, arising from operations prior to the transfer of its pipeline operations to the Partnership in 1991. This indemnification does not apply to amounts that the Partnership would be able to recover in its tariff rates if not recovered through insurance, or to any liabilities relating to a change in laws after December 27, 1991. In addition, in the event of default, EEC, as the General Partner, is subject to recourse with respect to a portion of the Partnership's long-term debt which amounted to U.S. $447 million at December 31, 2001.

18. UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The significant differences between Canadian GAAP and U.S. GAAP are described below.

Earnings and Comprehensive Income

(millions of dollars except per share amounts)

Year ended December 31,	**2001**	2000	1999
Earnings under Canadian GAAP	**482.9**	414.5	299.8
Preferred securities distributions [1]	**(17.5)**	(15.3)	(5.0)
Stock-based compensation [2]	**(15.2)**	–	–
Tax effect of the above adjustments	**6.1**		
Future income tax recovery/(expense) [3]	**92.8**	(182.8)	–
Earnings under U.S. GAAP	**549.1**	216.4	294.8
Unrealized net losses on cash flow hedges [5]	**(150.8)**	–	–
Foreign currency translation adjustment [5]	**15.1**	16.2	(14.8)
Comprehensive income	**413.4**	232.6	280.0
Basic earnings per share	**3.45**	1.36	1.91
Diluted earnings per share	**3.41**	1.35	1.90

Financial Position

(millions of dollars)

December 31,	2001		2000	
	Canada	**United States**	Canada	United States
Cash[4]	**74.0**	**71.3**	66.5	66.5
Accounts receivable and other[4]	**1,419.1**	**1,462.4**	663.3	599.3
Property, plant and equipment[4]	**9,872.8**	**9,845.3**	8,514.4	8,487.9
Accumulated depreciation[4]	**2,326.0**	**2,323.1**	1,960.2	1,958.0
Long-term investments[4]	**1,772.8**	**1,801.6**	1,689.5	1,721.9
Deferred amounts[3,4]	**254.0**	**1,267.1**	153.2	1,203.1
Accounts payable and other[4]	**805.2**	**1,048.7**	409.9	347.4
Long-term debt[1]	**5,922.8**	**6,302.7**	5,572.3	5,912.7
Future income taxes[3,5]	**580.8**	**1,494.9**	628.4	1,916.1
Preferred securities[1]	**339.7**	**–**	340.4	–
Retained earnings	**812.3**	**781.2**	581.3	466.5
Employee benefits[2]	**–**	**15.2**	–	–
Foreign currency translation adjustment/(debit)[5]	**7.4**	**29.4**	(7.7)	14.3
Accumulated other comprehensive income/(loss)[5]	**–**	**(150.8)**	–	–

1 Preferred Securities
Under U.S. GAAP, the Company's Preferred Securities and related distributions would be recognized as debt and interest expense, respectively. The carrying amount of the equity component, when classified as long-term debt under U.S. GAAP, has a fair market value of $335.2 million at December 31, 2001 (2000 – $343.6 million).

2 Stock-Based Compensation
The Company has accounted for stock-based compensation for U.S. GAAP purposes in accordance with APB 25, "Accounting for Stock Issued to Employees," resulting in 9.1 million (2000 - nil) of compensation expense net of tax.

If the company had used the fair value method described in SFAS No. 123, Accounting for Stock-Based Compensation, additional after tax compensation expense of $4.6 million (2000 - $2.6 million) would be recognized. On a pro forma basis, U.S. GAAP earnings would have been $544.5 million (2000 - $213.8 million), basic earnings per share 1999 is not materially different from compensation expense measured under APB 25.

The weighted average grant-date fair value of options granted during 2001 under the fixed option plan is $10.09 (2000 - $7.80). The significant assumption used to calculate fair value include a risk-free interest rate of 5.382% (2000 - 5.410%) expected life of 10 years (2000 - 10 years), expected volatility of 25% (2000 - 25%) and expected quarterly dividends of $0.38 (2000 - $0.35).

3 Future Income Taxes
Under Canadian GAAP, the effect of tax rate reductions are recognized when they are substantively enacted. Under U.S. GAAP, the effect of tax rate reductions cannot be recognized until enacted. In 2000, the Company recognized $92.8 million of earnings related to substantively enacted tax rate reductions that are recognized in 2001 under U.S. GAAP. In 2000, future income taxes of $76.5 million, related to the unbundling transaction and charged to retained earnings under Canadian GAAP as part of the adoption of the new income tax standard, are charged to earnings as a write-down of the regulatory asset under U.S. GAAP.

Under U.S. GAAP, deferred income tax liabilities are recorded for regulated operations which follow the taxes payable method for ratemaking purposes. As these deferred income taxes are recoverable in future revenues, a corresponding regulatory asset is also recorded. These assets and liabilities reflect changes in enacted income tax rates. The additional deferred income taxes under U.S. GAAP include the difference between capital cost allowance and depreciation of property, plant and equipment of $574.4 million (2000 – $638.7 million) and the incremental revenue required for the recovery of unrecorded taxes of $370.5 million (2000 – $479.5 million).

4 Accounting for Joint Ventures
Under U.S. GAAP, the Company's investments in joint ventures are accounted for using the equity method.

5 Accumulated Other Comprehensive Income
At December 31, 2001, accumulated other comprehensive income consisted of an accumulated foreign currency translation adjustment of $29.4 million (2000 – $14.3 million) and net unrealized losses of $150.8 million (2000 – nil) on derivative financial instruments that qualify for cash flow hedge accounting under U.S. GAAP..

18. UNITED STATES ACCOUNTING PRINCIPLES (continued)

New Accounting Standards

Business Combinations and Goodwill and Other Intangible Assets

The Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible* Assets, in June 2001. Under SFAS 141, all business combinations initiated after June 30, 2001 must be accounted for using the purchase method. SFAS 142 changes, among other things, the accounting for intangible assets with indefinite lives and goodwill from an amortization method to an impairment-only approach. This requires prospective application with effect from January 1, 2002. The Company will also be required to perform an initial benchmark test of impairment within six months of adoption as well as subsequent annual tests of impairment.

The Company recorded $328.9 million goodwill upon the acquisition of Midcoast Energy Resources, Inc. on May 11, 2001. This goodwill was being amortized over 30 years. Earnings for the year ended December 31, 2001 include a $7.2 million charge for amortization of goodwill from the date of acquisition. Goodwill amortization will cease commencing January 1, 2002 and the impact, if any, related to the benchmark impairment test has not been determined.

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which must be adopted in years beginning after June 15, 2002. This standard requires legal obligations associated with the retirement of long-lived tangible assets to be recognized at fair value. The Company is required to adopt the new standard effective January 1, 2003. The Company is determining the impact of this new standard on its financial position and results of operations.

Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. This standard superceded SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of*, and consequently amends APB Opinion No. 30, *Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business.*

The standard requires an impairment to be recognized on long-lived assets when expected undiscounted cash flows are less than the carrying amount. The impairment would be calculated as the carrying amount less the fair value of the assets. The value of long-lived assets to be disposed of by sale is measured at the lower of the carrying amount or fair value less selling costs. That requirement eliminates APB 30's requirement that discontinued operations be measured at net realizable value. It also requires that earnings from discontinued operations between the measurement date and the disposal date be excluded from the net gain/loss on disposal. The Company will adopt the new standard effective January 1, 2002. The Company expects this standard will have no impact on its financial statements.

Selected Quarterly Financial Data

(millions of dollars, except per share amounts)

2001	**First**	**Second**	**Third**	**Fourth**	**Total**
Operating revenue from continuing operations	**752.5**	**1,597.5**	**997.5**	**702.6**	**4,050.1**
Operating income from continuing operations	**166.4**	**353.5**	**115.2**	**80.6**	**715.7**
Earnings applicable to common shareholders					
Continuing operations	**79.8**	**245.3**	**58.4**	**29.7**	**413.2**
Discontinued operations	**3.7**	**25.1**	**6.4**	**10.1**	**45.3**
	83.5	**270.4**	**64.8**	**39.8**	**458.5**
Earnings per common share					
Continuing operations	**0.51**	**1.56**	**0.37**	**0.19**	**2.63**
Discontinued operations	**0.02**	**0.16**	**0.04**	**0.06**	**0.28**
	0.53	**1.72**	**0.41**	**0.25**	**2.91**
Dividends per common share	**0.3500**	**0.3500**	**0.3500**	**0.3500**	**1.4000**

2000	First	Second	Third	Fourth	Total
Operating revenue from continuing operations	611.0	1,007.1	547.9	390.5	2,556.5
Operating income from continuing operations	146.7	299.6	114.8	36.1	597.2
Earnings applicable to common shareholders					
Continuing operations	79.4	191.3	42.7	44.3	357.7
Discontinued operations	3.2	2.4	3.1	25.9	34.6
	82.6	193.7	45.8	70.2	392.3
Earnings per common share					
Continuing operations	0.52	1.26	0.26	0.29	2.32
Discontinued operations	0.03	0.01	0.02	0.15	0.22
	0.55	1.27	0.28	0.44	2.54
Dividends per common share	0.3025	0.3225	0.3225	0.3225	1.2700

Quarterly Share Trading Information

The Toronto Stock Exchange

2001 *(dollars)*	**First**	**Second**	**Third**	**Fourth**
High	**43.00**	**42.50**	**43.24**	**45.55**
Low	**33.90**	**35.55**	**39.02**	**40.89**
Close	**42.35**	**41.19**	**42.55**	**43.40**
Volume *(millions)*	**20.7**	**17.7**	**13.3**	**16.0**

2000 *(dollars)*	First	Second	Third	Fourth
High	29.85	34.40	34.75	44.00
Low	23.00	29.45	31.00	33.50
Close	29.45	31.05	34.60	43.70
Volume *(millions)*	23.6	15.5	12.7	16.4

The NASDAQ National Market and New York Stock Exchange[1]

2001 *(U.S. dollars)*	**First**	**Second**	**Third**	**Fourth**
High	**28.63**	**27.20**	**27.50**	**28.77**
Low	**22.25**	**23.00**	**25.50**	**26.05**
Close	**26.69**	**27.14**	**26.94**	**27.22**
Volume *(thousands)*	**189**	**286**	**511**	**660**

2000 *(U.S. dollars)*	First	Second	Third	Fourth
High	20.50	23.13	23.60	28.88
Low	16.00	19.25	21.50	21.75
Close	20.50	20.31	22.88	28.63
Volume *(thousands)*	244	121	83	85

1 Effective October 30, 2001, Enbridge Inc. began trading on the New York Stock Exchange and delisted from the NASDAQ.

Financial and Operating Information[1]

(millions of dollars, except per share amounts)

Earnings by Segment	2001	2000	1999	1998	1997
Energy Transportation North	**193.6**	180.5	172.5	120.1	83.7
Energy Transportation South	**46.4**	23.3	39.1	33.2	33.4
Energy Distribution[2]	**193.3**	215.3	95.2	93.5	124.6
International	**35.6**	26.4	28.7	24.3	16.1
Corporate and Other	**(55.7)**	(87.8)	(47.6)	(30.2)	(40.5)
Continuing operations	**413.2**	357.7	287.9	240.9	217.3
Discontinued operations[3]	**45.3**	34.6	–	–	–
Earnings applicable to common shareholders	**458.5**	392.3	287.9	240.9	217.3
Cash Flow Data					
Cash provided from operating activities	**133.9**	263.5	495.1	312.4	437.8
Expenditures on property, plant and equipment	**683.3**	364.3	783.7	1,388.4	651.4
Dividends paid on common shares	**227.5**	202.1	186.4	168.3	147.1
Operating Data					
Energy Transportation[4]					
Deliveries *(thousands of barrels per day)*	**2,196**	2,164	2,023	2,136	2,083
Barrel miles *(billions)*	**699**	743	696	771	771
Average haul *(miles)*	**872**	941	946	989	1,014
Energy Distribution					
Distribution volume *(billion cubic feet)*	**427**	421	402	397	428
Number of active customers *(thousands)*	**1,571**	1,520	1,466	1,414	1,362
Degree day deficiency[5] *(degrees Celsius)*					
Actual	**3,743**	3,569	3,460	3,352	4,011
Forecast based on normal weather	**3,816**	3,929	4,060	4,079	4,003

1 Certain comparative amounts have been reclassified to conform with the current year's basis of presentation.
2 The highlights of the Energy Distribution activities reflect the results of Enbridge Consumers Gas and other gas distribution assets on a quarter lag basis of consolidation.
3 As described in Note 4 to the financial statements, the results of discontinued operations can not be disaggregated from continuing operations prior to 2000.
4 Energy Transportation operating highlights include the statistics of the 13.6% owned portion of the mainline system located in the United States.
5 Degree day deficiency is a measure of coldness. It is calculated by accumulating for each day in the fiscal period the total number of degrees by which the daily mean temperature fell below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

Shareholder and Investor Information

(per share amounts in dollars)

	2001	2000	1999	1998	1997
Average common shares outstanding weighted monthly during the year *(thousands)*	**157,297**	154,469	150,995	145,448	137,808
Number of registered common shareholders at year end	**7,832**	8,265	8,877	9,207	10,036
Common Share Trading (TSE) [1]					
High	**45.55**	44.00	36.33	35.70	32.85
Low	**33.90**	23.00	28.60	28.95	19.53
Close	**43.40**	43.70	28.65	35.25	32.70
Volume *(millions)*	**67.6**	68.2	51.8	61.5	55.3
Per Common Share Data					
Earnings applicable to common shareholders					
Continuing operations	**2.63**	2.32	1.91	1.66	1.58
Discontinued operations	**0.28**	0.22	–	–	–
	2.91	2.54	1.91	1.66	1.58
Cash provided from operating activities	**0.85**	1.71	3.28	2.15	3.18
Dividends paid on common shares	**1.400**	1.270	1.195	1.120	1.060
Financial Ratios					
Return on average shareholders' equity [2]	**18.6%**	18.6%	14.3%	13.8%	14.2%
Return on average capital employed [3]	**7.3%**	7.2%	6.6%	6.6%	7.0%
Debt to debt plus shareholders' equity [4]	**71.2%**	67.8%	67.4%	69.7%	67.7%
Debt to total capital employed	**66.3%**	61.6%	63.7%	64.8%	62.5%
Earnings coverage of interest [5]	**2.2x**	2.0x	2.0x	2.0x	2.4x
Dividend payout ratio [6]	**48.1%**	50.0%	62.6%	67.5%	67.1%

1 Data for 2001 and 2000 are for The Toronto Stock Exchange only. Prior year data include the Toronto and Montreal stock exchanges.
2 Earnings applicable to common shareholders divided by average common equity (weighted monthly during the year).
3 Sum of earnings (including earnings from discontinued operations), minority interest and after-tax interest expense divided by average capital employed (weighted monthly during the year). Capital employed is equal to the sum of shareholders' equity, non-controlling (minority) interests, future income taxes, deferred credits, and total debt (excluding short-term borrowings which finance gas in storage).
4 Total long-term debt (including current portion) divided by the sum of total long-term debt, shareholders' equity and a portion of non-controlling interests.
5 Sum of earnings before income taxes, minority interest and interest expense, divided by interest expense. Includes earnings from discontinued operations.
6 Dividends per common share divided by total earnings per share applicable to common shareholders.

Common and Preferred Shares
The Common Shares of Enbridge Inc. trade in Canada on The Toronto Stock Exchange and in the United States on the New York Stock Exchange under the trading symbol "ENB". The Preferred Shares, Series A, of Enbridge Inc. trade in Canada on The Toronto Stock Exchange under the trading symbol "ENB.PR.A".

Registrar and Transfer Agent in Canada
CIBC Mellon Trust Company
199 Bay Street,
Commerce Court West
Securities Level
Toronto, Ontario M5H 1G9
Telephone: (416) 643-5000
Toll free: (800) 387-0825
Internet: www.cibcmellon.com
CIBC Mellon Trust Company also has offices in Halifax, Montreal, Winnipeg, Calgary, and Vancouver.

Co-Registrar and Co-Transfer Agent in the United States
Mellon Investor Services
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ, 07660 U.S.A.
Toll free: (800) 526-0801

Preferred Securities
Enbridge Preferred Securities, Series B, C and D trade in Canada on The Toronto Stock Exchange under the trading symbols "ENB.PR.B", "ENB.PR.C" and "ENB.PR.D", respectively. The registrar and transfer agent is Computershare Canada (formerly Montreal Trust Company).

Debentures
The registrar and trustee for Enbridge Debentures is Computershare Canada (formerly Montreal Trust Company) – Montreal, Toronto, Winnipeg, Edmonton and Vancouver.

Auditors
PricewaterhouseCoopers LLP

Shareholder Inquiries
If you have inquiries regarding the following:
- Dividend Reinvestment and Share Purchase Plan
- change of address
- share transfer
- lost certificates
- dividends
- duplicate mailings

Please contact the registrar and transfer agent – CIBC Mellon Trust Company in Canada or Mellon Investor Services in the United States.

Other Investor Inquiries
If you have inquiries regarding the following:
- additional financial or statistical information
- industry and company developments
- latest news releases or investor presentations

Please contact Enbridge Investor Relations or visit Enbridge's web site at **www.enbridge.com.**

Investor Relations
Manager, Investor Relations
Enbridge Inc.
3000, 425 - 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
Toll free: (800) 481-2804

Annual Meeting
The Annual and Special Meeting of Shareholders will be held in the Frontenac Ballroom at the Westin Harbour Castle Hotel, Toronto, Ontario, at 1:30 p.m. EDT on Friday, May 3, 2002.

Form 40-F
The Company files annually with the Securities and Exchange Commission of the United States a report known as the Annual Report on Form 40-F. Copies of the Form 40-F are available, free of charge, upon written request to the Corporate Secretary of the Company.

Dividend Reinvestment and Share Purchase Plan, and Dividend Direct Deposit
Enbridge Inc. offers a Dividend Reinvestment and Share Purchase Plan that enables shareholders to reinvest their cash dividends in Common Shares and to make additional cash payments for purchases at the market price. The Company also offers Dividend Direct Deposit which enables shareholders to receive dividends by electronic fund transfer to the bank account of their choice in Canada. Details may be obtained from the Investor Information section of the Enbridge web site at www.enbridge.com, or by contacting CIBC Mellon Trust Company at any of the locations listed above.

Registered Office
Enbridge Inc.
3000, 425 - 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
Telephone: (403) 231-3900
Facsimile: (403) 231-3920
Internet: **www.enbridge.com**

2002 Dividend Information for Common Shares and Preferred Shares, Series A

	1st Q	2nd Q	3rd Q	4th Q
Record date	Feb. 13	May 17	Aug. 9	Nov. 20
Payment date	March 1	June 1	Sept. 1	Dec. 1
Common Share Dividend Reinvestment Plan (DRIP) enrolment cut-off date	Feb. 6	May 10	Aug. 1	Nov. 13
Common Share Purchase Plan cut-off date, for DRIP	Feb. 22	May 27	Aug. 26	Nov. 25

(cheques can be post-dated to the payment date)

Le présent document est disponible en français.

ENBRIDGE

BOARD OF DIRECTORS

David A. Arledge
Company Director
Houston, Texas

James J. Blanchard
Senior Partner
Verner, Liipfert, Bernhard,
McPherson and Hand, Attorneys
Washington, D.C.

J. Lorne Braithwaite
Company Director
Toronto, Ontario

Patrick D. Daniel
President & Chief Executive Officer
Enbridge Inc.
Calgary, Alberta

E. Susan Evans
Company Director
Calgary, Alberta

William R. Fatt
Chief Executive Officer
Fairmont Hotels & Resorts Inc.
Toronto, Ontario

Richard L. George
President and Chief Executive Officer
Suncor Energy Inc.
Calgary, Alberta

Michel Gourdeau
Executive Vice President
– Natural Gas Sector
Hydro-Québec
Montreal, Quebec

Louis D. Hyndman
Senior Partner
Field Atkinson Perraton,
Barristers & Solicitors
Edmonton, Alberta

Brian F. MacNeill
Chairman
Petro-Canada
Calgary, Alberta

Robert W. Martin
Company Director
Toronto, Ontario

George K. Petty
Business Consultant
San Luis Obispo, California

Donald J. Taylor
Chair
Enbridge Inc.
Jacksons Point, Ontario

SENIOR MANAGEMENT

Patrick D. Daniel
President & Chief Executive Officer

Mel F. Belich
Group Vice President,
International

J. Richard Bird
Group Vice President,
Transportation North

Bonnie D. DuPont
Group Vice President,
Corporate Resources

Stephen J.J. Letwin
Group Vice President,
Distribution & Services

Derek P. Truswell
Group Vice President
& Chief Financial Officer

Dan C. Tutcher
Group Vice President,
Transportation South

Stephen J. Wuori
Group Vice President,
Planning & Development

Electronic voting and document delivery


About Enbridge
Investor Information
Enbridge Companies
Careers
ENBRIDGE

Enbridge was the first Canadian company to introduce electronic proxy solicitation and voting for registered shareholders, and electronic document delivery, in 2000. In 2001 we extended that service to both registered and beneficial shareholders and we are doing so again this year.

We recognize that many shareholders prefer this sort of "electronic packaging". It is fast, cost-effective, and a growing trend. It also fits with Enbridge's service culture approach, and our strategy of using technology to lower costs and improve overall service.

Of course we will continue to provide printed copies of the proxy, Management Information Circular and annual report for those shareholders who prefer that format, so you have a choice. But we now also offer electronic proxy solicitation and voting as another option for registered and beneficial shareholders.

We provide other information electronically, too. You are invited to visit our Investor Information web site, at www.enbridge.com/investor where you will find a wealth of financial information such as recent investor presentations, frequently asked questions, financial data – and the current annual report and Management Information Circular, in electronic formats.

Designed and Produced by Rivard Communications Inc., Calgary. Printed by Quebecor World Calgary.

ENBRIDGE

Annual growth in

earnings per share has averaged

16.5% since 1997.


Earnings Per
Common Share
(dollars per share)
1.58
1.66
1.91
2.54
2.91
97
98
99
00
01

Enbridge common shares trade on
The Toronto Stock Exchange in Canada and on the New York
Stock Exchange in the U.S. under the symbol "ENB".

Enbridge Inc.
3000, 425 - 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
Telephone: (403) 231-3900
Fax: (403) 231-3920

www.enbridge.com

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS OF ENBRIDGE INC.

TO BE HELD ON MAY 3, 2002

TORONTO, ONTARIO

February 25, 2002

ENBRIDGE

February 25, 2002

Dear Shareholder:

Please accept my personal invitation to join us at the Annual and Special Meeting of Shareholders which takes place on May 3, 2002 at the Westin Harbour Castle Convention Centre in Toronto.

The items of business to be dealt with and the details of the meeting are listed in the attached Notice of Meeting. The business will include receiving the Directors' Report to Shareholders, the Consolidated Financial Statements and the Report of the Auditors for the fiscal year ended December 31, 2001; the election of Directors; the appointment of Auditors; the approval of an Incentive Stock Option Plan (2002), which will replace the current Incentive Stock Option Plan (1999), and the reconfirmation of the Shareholder Rights Plan, as amended, which encourages the fair treatment of shareholders should a take-over bid be made for control of the Corporation.

Information concerning the Corporation is available on our website at www.enbridge.com. The Investor Information page is of particular interest and outlines financial performance, frequently asked questions, historic financial data and presentations recently made to the investment community. You will also find recently filed corporate disclosure documents in the Investor Information page on the website under "Reports and Services".

I hope you will be able to attend as the meeting is your opportunity to meet with the Board of Directors and the Senior Management Team to discuss items of interest to you, last year's performance, and to receive an in-person presentation outlining our persistent efforts to ensure that Enbridge Inc. remains one of your most valued shareholdings.

If you are unable to attend in person, I urge you to vote your shares indicating your preferences by any of the three means available to our shareholders, namely by signing and returning the enclosed Form of Proxy in the envelope provided, or voting by telephone or by internet as described in the Management Information Circular.

Sincerely,

PATRICK D. DANIEL
President &
Chief Executive Officer

Table of Contents

ENBRIDGE INC.
MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Enbridge Inc. ("Enbridge" or the "Corporation") and its Board of Directors (the "Board"). The accompanying form of proxy ("Proxy Form") is for use at the Annual and Special Meeting of the holders of common shares (the "Enbridge Shares") of Enbridge (the "Shareholders") to be held on Friday, May 3, 2002 and at any adjournment thereof (the "Meeting").

All dollar amounts set forth in this Circular are in Canadian dollars, unless otherwise indicated.

Management anticipates that this Circular and the accompanying Proxy Form will be mailed to the Shareholders on or about March 26, 2002. Unless otherwise stated, information contained in this Circular is given as at February 25, 2002. The principal executive and registered office of the Corporation is located at Suite 3000, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, and the Corporation's telephone number is (403) 231-3900. The solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Corporation (see "Solicitation of Proxies").

SHARE CAPITAL AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of Enbridge consists of an unlimited number of common shares and an unlimited number of non-voting preference shares, issuable in series. As at February 25, 2002, Enbridge had issued and outstanding 163,150,064 Enbridge Shares held by approximately 7,779 holders of record. Each Enbridge Share entitles the holder thereof to one vote at the Meeting. Holders of record of Enbridge Shares at the close of business on Friday, March 22, 2002 will be entitled to vote at the Meeting (see "Proxy Voting Options").

There is no single holder known to the Corporation who beneficially owns, directly or indirectly, or who exercises control or direction over, in excess of 10% of the outstanding Enbridge Shares. Noverco Inc. and its affiliates own in the aggregate 14,428,000 Enbridge Shares, representing approximately 9% of the issued and outstanding Enbridge Shares. Pursuant to a Share and Warrant Subscription Agreement dated August 27, 1997 among Noverco Inc., Gaz Métropolitain, Inc. and the Corporation, the Corporation agreed to use its best efforts to facilitate the maintenance of Noverco Inc.'s aggregate ownership interest in the Corporation at approximately 10% by permitting Noverco Inc. to participate in any future offerings of Enbridge Shares.

BOARD OF DIRECTORS AND BOARD COMMITTEES

As at the date of this Circular, the current Directors of the Corporation are: David A. Arledge, James J. Blanchard; J. Lorne Braithwaite; Patrick D. Daniel; E. Susan Evans; William R. Fatt; Richard L. George; Michel Gourdeau; Louis D. Hyndman; Brian F. MacNeill; Robert W. Martin; George K. Petty; and Donald J. Taylor.

Enbridge does not have an executive committee of its Board of Directors. There were 10 meetings of the Board in 2001 and 11 meetings in 2000.

Enbridge is required by law to have an Audit Committee. The Chair of the Audit, Finance & Risk Committee is R.W. Martin and the other members are D.A. Arledge, E.S. Evans, W.R. Fatt, L.D. Hyndman and B.F. MacNeill. The principal function of the Audit, Finance & Risk Committee is to review Enbridge's financial statements and recommend their approval or otherwise to the Board of Directors.

Enbridge has an Environment, Health & Safety Committee of which R.L. George is Chair and the other members are J.J. Blanchard, W.R. Fatt, M. Gourdeau, L.D. Hyndman, B.F. MacNeill and G.K. Petty. The principal functions of the Environment, Health & Safety Committee are to monitor and make recommendations with respect to the environment, health and safety policies, practices and procedures of Enbridge and its subsidiaries.

Enbridge has a Governance Committee of which E.S. Evans is Chair and the other members are J.J. Blanchard, J.L. Braithwaite, M. Gourdeau and D.J. Taylor. The principal function of the Governance Committee is to review and make recommendations regarding policies and procedures relating to the governance of the Corporation by the Board.

Enbridge has a Human Resources & Compensation Committee (see "Composition of the Human Resources & Compensation Committee").

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the number of its Directors shall be such number, neither more than 15 nor less than 1, as the Board may from time to time determine. The Governance Committee of the Board acts as the nominating committee. The Board, by resolution dated November 8, 2001, has established the size of the Board effective January 1, 2002 at 13 Directors.

Individuals Proposed To Be Nominated

The following are the names of the 13 individuals proposed to be nominated for election as Directors at the Meeting (all of whom have consented to stand for election). The ages, the other positions and offices with Enbridge, the present principal occupation and the principal occupations during the five preceding years, the year in which each was first elected a Director and the number of Enbridge Shares beneficially owned or over which control or direction is exercised by each of them as at February 25, 2002 are set out below. Additional biographical information is found at Appendix "B". Each Director elected will hold office as a Director of Enbridge from the date of the Meeting until the close of the next annual meeting of Shareholders or until his or her successor is duly elected, unless that Director's office is vacated.

Name, Age and Principal Occupation or Employment	Positions Held with the Corporation	Year First Became a Director [1]	Number of Enbridge Shares Held[2]
DAVID A. ARLEDGE, 56 Corporate Director; prior thereto Vice Chairman of the Board of Directors of El Paso Corporation (integrated natural gas transmission and power generation company) in 2001; prior thereto, Chairman, President and Chief Executive Officer of Coastal Corporation since 1997.	Director	2002	6,800
JAMES J. BLANCHARD, 59 Senior Partner, Verner, Liipfert, Bernhard, McPherson and Hand, Attorneys, since 1996; prior thereto United States Ambassador to Canada.	Director	1999	2,645
J. LORNE BRAITHWAITE, 60 Corporate Director in 2001; Prior thereto, President & Chief Executive Officer, Cambridge Shopping Centres Limited (developer and manager of retail shopping malls in Canada).	Director	1989	7,670
PATRICK D. DANIEL, 55 President & Chief Executive Officer of the Corporation since January 1, 2001; prior thereto, President & Chief Operating Officer since September 1, 2000; prior thereto, President & Chief Operating Officer – Energy Delivery of the Corporation since 1999; prior thereto, Executive Vice President & Chief Operating Officer – Energy Transportation Services since 1998; prior thereto, other senior executive positions with the Corporation for over five years.	Director President & Chief Executive Officer	2000	64,038
E. SUSAN EVANS, 56 Corporate Director.	Director	1996	10,483
WILLIAM R. FATT, 50 Chief Executive Officer of Fairmont Hotels & Resorts Inc. since September 2001; prior thereto, Chairman & Chief Executive Officer of Canadian Pacific Hotels & Resorts Inc. since January, 1998; prior thereto Executive Vice President & Chief Financial Officer, Canadian Pacific Ltd.	Director	2000	3,359
RICHARD L. GEORGE, 51 President and Chief Executive Officer of Suncor Energy Inc. (integrated oil and gas company).	Director	1996	5,757

76

Name, Age and Principal Occupation or Employment	Positions Held with the Corporation	Year First Became a Director [1]	Number of Enbridge Shares Held[2]
MICHEL GOURDEAU, 52 Executive Vice President, Natural Gas Sector, Hydro-Québec (integrated power company).	Director	2002	100
LOUIS D. HYNDMAN, 66 Senior Partner, Field Atkinson Perraton LLP, Barristers and Solicitors.	Director	1993	6,697
BRIAN F. MACNEILL, 62 Chairman of Petro-Canada (integrated oil and gas company) in 2000; prior thereto, Chief Executive Officer of the Corporation from September 1, 2000 to December 31, 2000; prior thereto President & Chief Executive Officer of the Corporation since 1992.	Director	1991	120,355
ROBERT W. MARTIN, 65 Director; prior thereto Chairman of Silcorp Limited (convenience stores) from 1993 to 1999.	Director	1992	19,485
GEORGE K. PETTY, 60 Director of CAE Inc. (technical and industrial products company); prior thereto President & Chief Executive Officer of Telus Corporation from 1994 to 1999.	Director	2001	4,724
DONALD J. TAYLOR, 67 Chair of the Board of Directors of the Corporation.	Director	1979	11,081

Notes:

(1) "Year First Became a Director" refers to the year the person named was elected or appointed as a Director of the Corporation or of its predecessor parent, Interprovincial Pipe Line Inc.

(2) Each Director and Officer has advised that he or she has sole voting and investment power as to Enbridge Shares beneficially owned. Information as to shares beneficially owned, or over which control or direction is exercised, not being within the knowledge of Enbridge, has been furnished by respective persons individually.

Each of the persons named in the above table was elected a Director of the Corporation by a vote of Shareholders at the annual meeting held on May 2, 2001, other than Messrs. Arledge and Gourdeau, who were appointed Directors by the Board effective January 1, 2002 and January 31, 2002, respectively, at a meeting of the Board held on November 8, 2001.

There is no family relationship between any of the current Directors or the individuals proposed to be nominated for election as Directors of Enbridge.

A Share and Warrant Agreement dated August 27, 1997 among Noverco Inc., Gaz Métropolitain, Inc. and the Corporation sets forth terms by which Noverco Inc. will acquire and maintain an ownership interest in the Corporation and also contains terms regarding the composition of the Board. With respect to composition of the Board, the parties agreed that so long as Noverco Inc. or its subsidiaries remain the registered and beneficial owners of an aggregate of at least 8% of the outstanding Enbridge Shares on an annual basis, management and directors of the Corporation shall nominate and support the election to the Board of at least one individual, and possibly more in proportion to the percentage of outstanding Enbridge Shares owned by Noverco Inc. to all Enbridge Shares outstanding. Mr. Gourdeau is the individual representing Noverco Inc. by such right of nomination.

Unless specified in a Proxy Form or by telephone or internet voting instruction that the Enbridge Shares represented by the proxy shall be withheld from voting for the election of one or more Directors, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the election of the proposed nominees listed, all of whom are now Directors of Enbridge, and Messrs. D.A. Arledge and M. Gourdeau who are nominees for election as Director by Shareholders for the first time.

In the event that any vacancies occur in the slate of management nominees, the discretionary authority conferred by the proxies appointing the nominees designated in the enclosed Proxy Form will be exercised to vote the Enbridge Shares represented by such proxies for the election of any other person or persons nominated by management of the Corporation. The Corporation has no reason to anticipate any such occurrence.

REMUNERATION OF DIRECTORS

Directors' fees are paid to Directors who are not Officers of the Corporation, as well as to the Chair of the Board, who is a non-executive Officer.

Effective January 1, 2001 and throughout 2001, Directors have been remunerated on the basis of the following criteria. For membership on the Board and on Committees of the Board, Directors were paid retainer and meeting fees. The annual Board retainer was $25,000 cash for each Director, consisting, at each individual's election, of all or designated portions of:

(i) cash;

(ii) the stock equivalent of cash in Enbridge Shares (valued on the basis of the weighted average of the trading price for one Enbridge Share on The Toronto Stock Exchange for the five trading days immediately preceding the date of payment) (herein called the "Stock Equivalent");

(iii) the equivalent value of cash in options (subject to a value determination (at least annually), using a Black-Scholes multiple, by the Human Resources & Compensation Committee of the Board); and/or

(iv) the equivalent value of cash in deferred stock units (calculated by dividing the value of cash compensation payable to a Director in deferred stock units on the date of payment of compensation by the Stock Equivalent).

A Director's election in respect of the foregoing was for 25, 50, 75 or 100% of the elected form of remuneration, totaling 100% of the retainer.

The annual Committee membership retainer consisted of the Stock Equivalent of $3,000. Board and Committee Meeting fees were $1,500 cash per meeting. The Chair of each Committee was paid an annual retainer of $3,500 cash, other than the Chair of the Audit, Finance & Risk Committee who was paid an annual retainer of $5,000 cash. Payment of a $1,500 fee per meeting was made to a Director who traveled out of the Director's principal Province or State of residence to a meeting site.

The Chair of the Board was paid an additional Chair annual retainer of $125,000 consisting, at the election of the Chair, of one or more of the four electives available to Directors with respect to the payment of Directors' annual retainers (as referred to above).

Directors with non-Canadian principal residency were paid the designated retainers and fees in U.S. dollars (or equivalent), rather than in Canadian dollars.

The Board has discretion to determine annually the guidelines setting forth the voluntary level of Enbridge Share ownership by each Director (in 2001, the level was six times the annual retainer (i.e., $150,000) to be achieved over a period of time) (the "Target Level"). In order to assist each Director to reach and maintain the Target Level, the Corporation provides an annual retention stock bonus grant (the "Share Retention Bonus" or "SRB") to each Director of one Enbridge Share for each five Enbridge Shares held by the Director for a minimum period of three years. The maximum annual SRB to be paid shall never exceed the entitlement associated with maintaining the Target Level, as a minimum, for any relevant one year period. Such maximum annual SRB shall be paid only so long as the Director maintains or exceeds holdings at the Target Level for the relevant holding period. With the implementation of the Directors' Compensation Plan in 1999, the Corporation ceased offering a one time interest free loan to each Director to a maximum of $50,000 and such loans granted in the past remained outstanding until the end of their respective terms. See "Indebtedness of Directors and Senior Officers".

The purpose of the Director compensation system, as recommended by external independent consultants, is to provide a compensation plan for Directors of the Corporation which reflects the responsibilities, commitments and risks accompanying board membership in a manner which is consistent with and which will advance the interests of the Corporation and the total return to shareholders.

EXECUTIVE COMPENSATION

The following table sets forth the annual, long-term and other compensation paid or granted by the Corporation and its subsidiaries for the three financial years ended December 31, 2001 to the individuals who were, at December 31, 2001, the Chief Executive Officer and the four other executive Officers of the Corporation with the highest salary and bonus compensation in the 2001 financial year (the "Named Executive Officers"). All amounts shown in the table are reported in Canadian dollars unless otherwise noted.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation				
					Awards			Payouts	
					Options/SARs Granted[3]				
Name and Principal Position	Fiscal Year	Salary ($)	Incentive Compensation[1] ($)	Other Annual Compensation[2] ($)	Regular Options (#)	Performance Based Options[4] (#)	Restricted Share Units[5] ($)	LTIP Payouts[6] ($)	All Other Compensation[7] ($)
P.D. Daniel President & Chief Executive Officer	2001 2000 1999	618,500 472,917 438,750	760,000 450,168 375,000	- 99,832 -	60,000 75,000 50,000	- - -	- 32,103 60,089	352,380 - 98,978	15,100 23,646 22,563
S.J.J. Letwin Group Vice President, Distribution & Services	2001 2000 1999	378,250 357,333 263,750	330,000 242,281 220,000	100,000 57,719 -	40,000 60,000 80,000	- - 120,000	- - -	- - -	98,863[8] 17,866 -
D.C. Tutcher[9] Group Vice President, Transportation South	2001 2000 1999	US 178,125 - -	US 225,000 - -	US 50,000 - -	30,000 - -	65,000 - -	- - -	1,069,398 - -	US 293,906[10] - -
J.R. Bird Group Vice President, Transportation North	2001 2000 1999	360,000 333,917 315,000	290,000 240,712 265,000	75,000 59,288 -	40,000 60,000 40,000	- - -	- 17,270 34,914	- - -	8,900 16,696 16,125
D.P. Truswell Group Vice President & Chief Financial Officer	2001 2000 1999	361,250 341,250 323,750	300,000 259,346 275,000	50,000 55,654 -	40,000 60,000 40,000	- - -	- 37,082 62,205	220,248 - 19,114	8,937 17,063 16,187

Notes:

(1) Under the Pension Plan of the Corporation, pension entitlement accrues at the rate of 1.6% of the sum of (i) the average of the participants' highest annual salary during three consecutive years out of the last ten years of credited service and (ii) for the Named Executive Officers, the average of the participants' three highest annual performance bonus periods, represented in each period by 50% of the actual bonus paid, in respect of the last five years of credited service, multiplied by the number of credited years of service (see also "Pension Plan", below).

(2) The amounts shown in this column represent the gross cash value of the amount awarded under the Short-Term Incentive Plan that was designated for the purchase of Enbridge Shares at market value. These shares are referred to as "Restricted Shares" as the sale or transfer of these shares is restricted for a one year period, in the case of amounts shown for 2001, and a three year period, in the case of amounts shown for 2000. The purchase price of the Restricted Shares for amounts shown for 2001 and 2000 were $43.34 and $38.25, respectively. See "Report on Executive Compensation – Annual Incentive Awards". In fiscal 2001, the Named Executive Officers were given a Flexible Perquisites Allowance to pay for perquisites that may have been previously paid by the Corporation on behalf of each executive. Allowances do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers and are therefore not reported.

(3) Each option entitles the holder to acquire the indicated number of Enbridge Shares. Particulars of the stock options are provided under the heading "Stock Options".

(4) Represents a special performance-based stock option grant to become exercisable to Mr. Letwin, as to 50% of the grant, if the price of Enbridge Shares exceeds $40.00 per share for 20 consecutive trading days during the period March 26, 1999 to December 31, 2002 and, as to 100% of the grant, if the price of Enbridge Shares exceeds $45.00 per share for the 20 consecutive trading days during the same aforementioned period; and to become exercisable to Mr. Tutcher, as to 100% of the grant, if the price of Enbridge Shares exceeds $45.00 per share for the 20 consecutive trading days during the period September 6, 2001 to December 31, 2002 (see "Report on Executive Compensation - Performance-Based Options" below).

(5) For options granted during the period November 4, 1996 to July 10, 1997, to the extent dividends were paid on Enbridge Shares during the term of those unexercised options, the holders of such options were awarded Restricted Stock Units ("RSUs"). All of the RSUs matured on December 31, 2000. A number of Enbridge Shares equivalent to one-half of the number of RSUs maturing were issued to the Named

The ISOP also provides that stock appreciation rights ("SARs") may be granted in connection with an option, in respect of a number of Enbridge Shares not exceeding the number to which the option relates. Generally, SARs are exercisable at such times and in such amounts as the underlying options, and requires the holder to surrender all or part of the underlying and unexercised option in exchange for the amount by which the then aggregate fair market value of the number of Enbridge Shares covered by the option exceeds the aggregate option exercise price. The Corporation has not granted SARs since November 3, 1994.

Stock Option Plan

Awards of stock options (as a LTIP) are generally considered annually by the Committee on the recommendation of the President & Chief Executive Officer and by the Committee alone concerning the President & Chief Executive Officer. Each stock option awarded entitles the recipient to acquire a specified number of Enbridge Shares at an exercise price equal to 100% of the last sale price of the Enbridge Shares on The Toronto Stock Exchange on the trading day prior to the date of the grant. In connection with the determination of the number of stock options that may be granted, the Committee further considers a target ratio of the current Enbridge Share price to base salary as well as considering individual performance achievements and succession potential.

During 2001, stock options to acquire 950,000 Enbridge Shares (excluding the option issuances referred to below) at prices between $36.72 and $40.00 per share were awarded to 219 eligible employees, including the Named Executive Officers.

In connection with the Corporation's acquisition of Midcoast Energy Resources, Inc. ("Midcoast") on May 11, 2001, each holder of options to purchase common stock of Midcoast exchanged such options for options to purchase such number of Enbridge Shares as was necessary to produce an intrinsic value that equaled the intrinsic value of the Midcoast options being surrendered. As a result, the Corporation issued an aggregate of 859,707 options to purchase Enbridge Shares at prices ranging from $9.57 to $29.81 per share to 38 individuals.

Subsequent to the closing of the acquisition of Midcoast, stock options to acquire an aggregate of 159,500 Enbridge Shares at a price of $36.72 per share were granted to five executives of Midcoast who continued to be employed by the Corporation. In addition, stock options to acquire an aggregate of 54,900 Enbridge Shares at a price of $40.10 per share were granted to 31 employees of Midcoast who continued to be employed by the Corporation.

Performance-Based Options

In order to provide further long-term incentives to participating executives and to align their interests with those of Shareholders, a special performance-based stock option to acquire an aggregate of 500,000 Enbridge Shares at $31.35 per share was awarded to three of the Named Executive Officers on January 20, 1998 for a five year term, which term will extend to eight years if the options become exercisable before the end of the five-year term. It becomes exercisable, as to 50% of the grant, if the price of Enbridge Shares exceeds $40.00 per share for the 20 consecutive trading days during the period January 20, 1998 to December 31, 2002 and, as to 100% of the grant, if the price of Enbridge Shares exceeds $45.00 per share for 20 consecutive trading days during the same aforementioned period.

On March 26, 1999, a performance-based stock option to acquire 120,000 Enbridge Shares at $33.8750 per share was awarded to Mr. Letwin. It becomes exercisable, as to 50% of the grant, if the price of Enbridge Shares exceeds $40.00 per share for the 20 consecutive trading days during the period March 26, 1999 to December 31, 2002 and, as to 100% of the grant, if the price of Enbridge Shares exceeds $45.00 per share for 20 consecutive trading days during the same aforementioned period. The performance-based stock option expires on December 31, 2002, which term will extend to January 20, 2006 if the option becomes exercisable. On April 11, 2001, 50% of the outstanding performance-based stock options vested when the price of Enbridge shares maintained a minimum trading value of $40.00 for 20 consecutive trading days.

During 2001, a performance-based stock option to acquire 65,000 Enbridge Shares at $41.13 per share was awarded to Mr. Tutcher. It becomes exercisable as to 100% of the grant if the price of Enbridge Shares exceeds $45.00 per share for the 20 consecutive trading days during the period from September 6, 2001 to December 31,

2002. The performance-based stock option expires on December 31, 2002, which term will extend to January 20, 2006 if the option becomes exercisable.

Compensation of the Chief Executive Officer

Based on the Committee's assessment of Mr. Daniel's achievement of individual and strategic objectives weighted at 40% for corporate financial and operating performance, 40% for total shareholder return and 20% for quantitative and qualitative performance measures that directly increase shareholder value, the Committee recommended, and the Board approved, the award to Mr. Daniel of a cash bonus of $760,000 and stock options to purchase, in the aggregate, 60,000 Enbridge Shares at a price of $38.20 per share.

This "Report on Executive Compensation" is presented by the Human Resources & Compensation Committee of the Board of Directors:

J.L. Braithwaite, Chair
D.A. Arledge
R.L. George
R.W. Martin
G.K. Petty
D.J. Taylor

PERFORMANCE GRAPH

The following chart compares Enbridge's five-year cumulative shareholder return (assuming reinvestment of dividends) for $100 invested in Enbridge Shares on December 31, 1996 with the cumulative total return of the TSE 300 Composite Index for the five most recently completed financial years.

Enbridge vs. TSE 300 Composite Index
Historical Total Return
Five Years Ended December 31, 2001



Total Return Index (Dec. 31, 1996 = 100)
300
250
200
150
100
50
0
Dec. 96
Dec. 97
Dec. 98
Dec. 99
Dec. 00
Dec. 01
171
191
161
255
262
115
113
100
154
140
Enbridge
TSE 300

83

EMPLOYMENT CONTRACTS

The Corporation has entered into employment contracts with certain employees including each of the Named Executive Officers. Each contract provides that should the Named Executive Officer experience involuntary termination of employment (other than for cause) or constructive dismissal, subject to the terms of the contract he will be paid 200% of the sum of: (i) twelve times the gross monthly salary paid to the executive in the last full month of employment; and (ii) the gross amount of the last bonus paid; and will be provided a two year extension of certain employee benefits specified in the contract. For these purposes, unless consented to by the executive, "constructive dismissal" is deemed to occur when the executive ceases to be an Officer of the Corporation or an Officer of a successor to a material portion of the assets of the Corporation; incurs a material decrease in title, position, responsibility, powers or reporting relationships; or incurs a reduction in annual salary, excluding bonuses.

The President & Chief Executive Officer has entered into an employment contract on identical terms to those described above, other than that he is entitled to 300% rather than 200% of the amounts noted above.

STOCK OPTIONS

The two tables which follow set forth information concerning options granted under the Incentive Stock Option Plan (1999) relating to the Named Executive Officers during the financial year ended December 31, 2001.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Shares Underlying Options/SARs Granted[1] (#)	% of Total Options/SARs Granted to Employees in 2001[3]	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options/SARs at Date of Grant ($/Share)	Expiration Date
P.D. Daniel	60,000	2.9%	38.20	38.20	February 21, 2011
S.J.J. Letwin	40,000	1.9%	38.20	38.20	February 21, 2011
D.C. Tutcher	30,000 65,000[2]	1.4% 3.1%	36.72 41.13	36.72 41.13	May 14, 2011 January 01, 2003
J.R. Bird	40,000	1.9%	38.20	38.20	February 21, 2011
D.P. Truswell	40,000	1.9%	38.20	38.20	February 21, 2011

Notes:

(1) The options issued at $38.20 per share noted above were granted on February 21, 2001. Each option becomes exercisable as to the first 25% after one year from the date of grant, as to the second 25% after two years from the date of the grant, as to the third 25% after three years from the date of the grant and as to the final 25% after four years from the date of the grant.

(2) Represents a special performance-based stock option to acquire 65,000 Enbridge Shares at a price of $41.13 per share on or before January 1, 2003. This option only becomes exercisable if the price of Enbridge Shares exceeds $45.00 per share for 20 consecutive trading days during the period from September 6, 2001 to December 31, 2002 (the "Vesting Condition"). In the event that the Vesting condition is satisfied, the expiry date of the option will be extended to January 20, 2006.

(3) The total number of options granted in 2001 exceeded historical levels by 100% due to the issuance of options to former holders of options to acquire common stock of Midcoast. See "Report on Executive Compensation - Stock Options". As a result, the percentage of options issued to any one Named Executive Officer has been reduced accordingly.

84

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs At Financial Year-End(1)		Value of Unexercised In-The-Money Options/SARs At Financial Year-End(2)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
P.D. Daniel	14,000	352,380(3)	275,750	151,250	4,545,700	1,575,375
S.J.J. Letwin	-	-	115,000	125,000	1,190,500	1,328,000
D.C. Tutcher	42,122	1,069,398	71,129	30,000	1,402,461	200,400
J.R. Bird	-	-	201,500	112,500	3,286,675	1,213,625
D.P. Truswell	8,400	220,248(3)	236,100	112,500	4,111,865	1,213,625

Notes:

(1) Options issued in financial years 1992 through 2001 and not exercised on or before December 31, 2001, in respect of indicated numbers of Enbridge Shares. This value has not been realized, and may never be realized. The actual gains on exercise, if any, will depend on the value of the Enbridge Shares on the date of exercise.

(2) Based on the difference between the closing price of the Enbridge Shares on The Toronto Stock Exchange on December 31, 2001 ($43.40) and the exercise or base price of unexercised options to acquire Enbridge Shares.

(3) These options were expiring in August 2001. Messrs. Daniel and Truswell continued to hold the shares upon exercising these options.

PENSION PLAN

The following tables illustrate the benefits payable under the defined benefit component of the Corporation's trusteed non-contributory pension plans (the "Plan"), which apply to the Corporation's Corporate and Transportation units and include the Named Executive Officers. The tables illustrate the total annual pension entitlements assuming the eligibility requirements for an unreduced pension have been satisfied. Plan benefits that exceed maximum pension rules applicable to registered plan benefits are paid from the Corporation's supplemental pension plan. Other trusteed pension plans, with varying contribution formulae and benefits, cover the balance of Canadian and United States employees.

The Plan provides a yearly pension payable after age 60 in the normal form (60% joint and last survivor) equal to (a) 1.6% of the sum of (i) the average of the participant's highest annual salary during three consecutive years out of the last ten years of credited service and (ii) for certain executives, the average of the participant's three highest annual performance bonus periods, represented in each period by 50% of the actual bonus paid, in respect of the last five years of credited service, multiplied by (b) the number of credited years of service. This pension is offset, after age 60, by 50% of the participant's Canada Pension Plan ("CPP") benefit prorated by years in which the participant has both credited service and CPP coverage. An unreduced pension is payable if retirement is after age 55 with 30 or more years of service, or after age 60. Early retirement reductions apply if a participant retires and does not meet these requirements.

For service after December 31, 1999, the Plan provides for Senior Management Employees (including the Named Executive Officers) a yearly pension payable after age 60 in the normal form (60% joint and last survivor) equal to (a) 2% of the sum of (i) the average of the participant's highest annual base salary during three consecutive years out of the last ten years of credited service and (ii) the average of 50% of the participant's three highest annual performance bonus amounts received in the last five years of credited service. An unreduced pension is payable if retirement is after age 55 with 30 or more years of service, or after age 60. Early retirement reductions apply if a participant retires and does not meet these requirements. Retirement benefits paid from the Plan are indexed at 50% of the annual increase in the consumer price index.

PENSION PLAN TABLES

Service Prior to January 1, 2000, before CPP Offset

	Years of Credited Service					
Remuneration[1]	10	15	20	25	30	35
300,000	48,000	72,000	96,000	120,000	144,000	168,000
400,000	64,000	96,000	120,000	160,000	192,000	224,000
500,000	80,000	120,000	160,000	200,000	240,000	280,000
600,000	96,000	144,000	192,000	240,000	288,000	336,000
700,000	112,000	168,000	224,000	280,000	336,000	392,000
800,000	128,000	192,000	256,000	320,000	384,000	448,000
900,000	144,000	216,000	288,000	360,000	432,000	504,000
1,000,000	160,000	240,000	320,000	400,000	480,000	560,000

Service After December 31, 1999

	Years of Credited Service					
Remuneration [1]	10	15	20	25	30	35
300,000	60,000	90,000	120,000	150,000	180,000	210,000
400,000	80,000	120,000	160,000	200,000	240,000	280,000
500,000	100,000	150,000	200,000	250,000	300,000	350,000
600,000	120,000	180,000	240,000	300,000	360,000	420,000
700,000	140,000	210,000	280,000	350,000	420,000	490,000
800,000	160,000	240,000	320,000	400,000	480,000	560,000
900,000	180,000	270,000	360,000	450,000	540,000	630,000
1,000,000	200,000	300,000	400,000	500,000	600,000	700,000

Note:
(1) "Remuneration" refers to annual salary and that portion of annual bonus deemed by the Human Resources & Compensation Committee for inclusion in final average earnings.

In addition, Mr. Bird accumulated pension credits equal to 2.0% for each year of service from his date of employment until January 1, 2000. Mr. Letwin was granted six additional years of credited service on his employment date based on the pension formula applicable for service prior to January 1, 2000. From 2001 through 2006 (inclusive), Mr. Daniel accrues two years of credited service for each year of service with the Corporation.

For purposes of computing the total retirement benefit of the Named Executive Officers under the Registered Pension Plan (the "RPP") and the Senior Management Pension Plan (the "SMPP"), credited service as of December 31, 2001 was 16.67 years under the RPP and 2.0 years under the SMPP for Mr. Daniel (age 55); 0.75 years under the RPP and 2.0 years under the SMPP and 6.0 additional years of credited service under the RPP formula for Mr. Letwin (age 46), 31.25 years under the RPP and 2.0 years under the SMPP for Mr. Truswell (age 58); 4.92 years under the RPP and 2.0 years under the SMPP for Mr. Bird (age 52); and 0.58 years under the RPP and SMPP for Mr. Tutcher (age 52).

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Except as outlined below, other than routine indebtedness, no current or former Director or Officer of the Corporation or its subsidiaries, and no associate of any such person, was indebted to the Corporation or any of its subsidiaries at any time since January 1, 2001. During the 2001 financial year, each individual listed below was indebted to the Corporation with respect to an interest free loan of $50,000, or in aggregate to all participating Directors of $350,000, advanced under the provisions of the Directors' Compensation Plan to facilitate the purchase of Enbridge Shares. The interest free loan feature of the Directors' Compensation Plan was discontinued and no further interest free loans were made after February 25, 1997. As at February 25, 2002, all the loans had been repaid in full.

TABLE OF INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

Name and Principal Position[1]	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2001 ($)	Amount Outstanding as at February 25, 2002 ($)	Financially Assisted Securities Purchases[2] (#)	Security for Indebtedness	Due Date of Loan
J.L. Braithwaite Director	Lender	50,000	nil	2,548	(3)	October 22, 2001
E.S. Evans Director	Lender	50,000	nil	2,548	(3)	October 22, 2001
R.L. George Director	Lender	50,000	nil	2,548	(3)	October 25, 2001
L.D. Hyndman Director	Lender	50,000	nil	2,444	(3)	February 19, 2002
R.W. Martin Director	Lender	50,000	nil	2,548	(3)	October 21, 2001
D.J. Taylor Chair of Board	Lender	50,000	nil	2,548	(3)	October 22, 2001

Notes:

(1) J.L. Braithwaite, E.S. Evans, R.L. George, L.D Hyndman, R.W. Martin and D.J. Taylor are proposed nominees for election as Directors at the Meeting.

(2) The securities purchases made in 1996 and 1997 have been restated to reflect the subsequent two-for-one share split effective May 7, 1999.

(3) As security for the loan, each Director provided, in accordance with the Directors' Compensation Plan, a five-year term promissory note and the Enbridge Shares purchased with proceeds of the loans (all made during the calendar year ended December 31, 1996, other than Mr. L. D. Hyndman, who purchased on February 25, 1997) which were held in trust by CIBC Mellon Trust Company as security for repayment of each Director's loan.

LIABILITY INSURANCE OF DIRECTORS AND OFFICERS

The Corporation maintains insurance for the benefit of its Directors and Officers and the Directors and Officers of its subsidiaries, as a group, in respect of the performance by them of the duties of their offices. The total amount of insurance coverage available is approximately CDN $155,000,000, with a U.S. $1,000,000 deductible for each claim for which the Corporation grants indemnification. The insurance premium for the policy period from September 30, 2001 to September 30, 2002, paid by the Corporation, was CDN $380,662.

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers LLP (or a predecessor firm, Price Waterhouse) have been auditors of Interprovincial Pipe Line Inc. since 1949 and of the Corporation since 1992, and their address is Suite 1200, 425 – 1st Street S.W., Calgary, Alberta. **Unless specified in a Proxy Form or by telephone or internet voting instruction that the Enbridge Shares represented by the proxy shall be withheld from voting for the appointment of auditors, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the re-appointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the close of the next Annual Meeting of Shareholders at a remuneration to be fixed by the Board.** PricewaterhouseCoopers LLP will be appointed if a majority of votes cast by Shareholders present or represented by proxy at the Meeting vote in favour of the resolution. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

FINANCIAL STATEMENTS

The Directors will place before the Meeting the Directors' Report to Shareholders and the Consolidated Financial Statements and Auditors' Report for the fiscal year ended December 31, 2001. The 2001 Annual Report to Shareholders, which contains the Consolidated Financial Statements and the Auditors' Report, is included with the general mailing of this Circular to Shareholders, which is expected to be made on or about March 26, 2002. The 2001 Annual Report, the Notice of Meeting and the Circular will be available for viewing (and electronic delivery) on or about March 26, 2002 at **www.enbridge.com** in the "Investor Relations" page under the heading "Reports & Services". Additional copies of the Annual Report are available from the office of the Corporate Secretary of the Corporation.

provides the shareholder with a tender approval mechanism which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

(c) Unequal Treatment: Full Value

While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Corporation may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of common shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate common shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

Summary

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan. A Shareholder or any other interested party may obtain a copy of the Rights Plan by contacting the Corporate Secretary, Enbridge Inc., 3000, 425-1st Street S.W., Calgary, AB, T2P 3L8; telephone (403) 231-3938; fax (403) 231-5929.

Effective Date

The effective date of the Rights Plan is November 9, 1995 (the "Effective Date").

Term

To November 9, 2005, subject to reconfirmation and approval by the Shareholders at the Meeting and the 2005 annual meeting of the Shareholders of the Corporation.

Shareholder Approval

For the Rights Plan to remain in effect following the Meeting, the Rights Plan Resolution must be approved by a majority vote of the votes cast at the Meeting by Shareholders voting in person and by paper, telephone or internet proxy.

Issue of Rights

On the Effective Date, one right (a "Right") was issued and attached to each common share outstanding and attaches to each common share subsequently issued.

Rights Exercise Privilege

The Rights will separate from the Enbridge Shares and will be exercisable eight trading days (the "Separation Time") after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Enbridge Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Enbridge Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person) will permit the purchase of $240 worth of Enbridge Shares on payment of $120 exercise price of a Right. As discussed below, it is proposed that the $120 amount be increased to $220 so that following the occurrence of a Flip-in Event, each such Right will permit the purchase of $440 worth of Enbridge Shares for $220.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Enbridge Shares, reported earnings per share on a fully-diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

90

TABLE OF INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

Name and Principal Position[1]	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2001 ($)	Amount Outstanding as at February 25, 2002 ($)	Financially Assisted Securities Purchases[2] (#)	Security for Indebtedness	Due Date of Loan
J.L. Braithwaite Director	Lender	50,000	nil	2,548	(3)	October 22, 2001
E.S. Evans Director	Lender	50,000	nil	2,548	(3)	October 22, 2001
R.L. George Director	Lender	50,000	nil	2,548	(3)	October 25, 2001
L.D. Hyndman Director	Lender	50,000	nil	2,444	(3)	February 19, 2002
R.W. Martin Director	Lender	50,000	nil	2,548	(3)	October 21, 2001
D.J. Taylor Chair of Board	Lender	50,000	nil	2,548	(3)	October 22, 2001

Notes:

(1) J.L. Braithwaite, E.S. Evans, R.L. George, L.D Hyndman, R.W. Martin and D.J. Taylor are proposed nominees for election as Directors at the Meeting.

(2) The securities purchases made in 1996 and 1997 have been restated to reflect the subsequent two-for-one share split effective May 7, 1999.

(3) As security for the loan, each Director provided, in accordance with the Directors' Compensation Plan, a five-year term promissory note and the Enbridge Shares purchased with proceeds of the loans (all made during the calendar year ended December 31, 1996, other than Mr. L. D. Hyndman, who purchased on February 25, 1997) which were held in trust by CIBC Mellon Trust Company as security for repayment of each Director's loan.

LIABILITY INSURANCE OF DIRECTORS AND OFFICERS

The Corporation maintains insurance for the benefit of its Directors and Officers and the Directors and Officers of its subsidiaries, as a group, in respect of the performance by them of the duties of their offices. The total amount of insurance coverage available is approximately CDN $155,000,000, with a U.S. $1,000,000 deductible for each claim for which the Corporation grants indemnification. The insurance premium for the policy period from September 30, 2001 to September 30, 2002, paid by the Corporation, was CDN $380,662.

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers LLP (or a predecessor firm, Price Waterhouse) have been auditors of Interprovincial Pipe Line Inc. since 1949 and of the Corporation since 1992, and their address is Suite 1200, 425 – 1st Street S.W., Calgary, Alberta. **Unless specified in a Proxy Form or by telephone or internet voting instruction that the Enbridge Shares represented by the proxy shall be withheld from voting for the appointment of auditors, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the re-appointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the close of the next Annual Meeting of Shareholders at a remuneration to be fixed by the Board.** PricewaterhouseCoopers LLP will be appointed if a majority of votes cast by Shareholders present or represented by proxy at the Meeting vote in favour of the resolution. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

FINANCIAL STATEMENTS

The Directors will place before the Meeting the Directors' Report to Shareholders and the Consolidated Financial Statements and Auditors' Report for the fiscal year ended December 31, 2001. The 2001 Annual Report to Shareholders, which contains the Consolidated Financial Statements and the Auditors' Report, is included with the general mailing of this Circular to Shareholders, which is expected to be made on or about March 26, 2002. The 2001 Annual Report, the Notice of Meeting and the Circular will be available for viewing (and electronic delivery) on or about March 26, 2002 at **www.enbridge.com** in the "Investor Relations" page under the heading "Reports & Services". Additional copies of the Annual Report are available from the office of the Corporate Secretary of the Corporation.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

INCENTIVE STOCK OPTION PLAN (2002)

At a meeting held on April 29, 1999, the Shareholders approved Enbridge's Incentive Stock Option Plan (1999) (the "1999 Plan") which reserved an aggregate of 12,000,000 Enbridge Shares for issuance (after giving effect to the two-for-one share split effective May 7, 1999).

Since April 29, 1999, an aggregate of 1,301,975 Enbridge Shares have been issued as a result of the exercise of stock options granted pursuant to the 1999 Plan. As a result, there are presently 10,698,025 Enbridge Shares reserved for issuance pursuant to the 1999 Plan and 7,342,258 stock options outstanding.

At the Meeting, Shareholders will be asked to approve a resolution, the text of which is set forth in Appendix "A" to this Circular (the "2002 Stock Option Plan Resolution"), approving the Enbridge Inc. Incentive Stock Option Plan (2002) (the "2002 Plan"), to take effect from the date of Shareholder approval. An aggregate of 15,000,000 Enbridge Shares (which includes the 10,698,025 Enbridge Shares presently reserved for issuance under the 1999 Plan) will be reserved for issuance under the 2002 Plan.

The purpose of the 2002 Plan is to replace the 1999 Plan and to provide effective incentives to full-time employees of the Corporation (and its subsidiaries, which includes partnerships and other entities that are controlled by the Corporation) and to reward such employees in relation to the long-term performance and growth of the Corporation and the total return to Shareholders. No financial assistance will be provided by the Corporation to option holders in connection with the exercise of stock options granted under the 2002 Plan.

Features of the 2002 Plan include:

(1) A maximum of 15,000,000 Enbridge Shares will be reserved for issuance under the 2002 Plan. The number of shares reserved for issuance under the 2002 Plan includes any shares that may be issued as a result of the exercise of stock options ("options") granted under the 1999 Plan. Options granted under the 2002 Plan may include stock appreciation rights ("rights").

(2) The 2002 Plan will be administered by the Human Resources & Compensation Committee of the Board (the "Committee"). The Committee will, subject to Board approval, designate those employees of the Corporation to whom options and/or rights will be granted and upon what terms. Directors, who are not full-time employees of the Corporation, and members of the Committee are not eligible to participate in the 2002 Plan.

(3) Options will have a term of ten years or less and will be subject to earlier termination if the holder leaves the employ of the Corporation unless the Committee otherwise decides. An option will only become exercisable after one year of continued employment following its grant and only then in such instalments as the Committee may determine. In no case will an option be granted at an exercise price less than 100% of the last sale price of Enbridge Shares on The Toronto Stock Exchange on the trading day prior to the date of the grant.

(4) Incentive stock options, within the meaning and requirements of the United States Internal Revenue Code, may be granted to designated employees of the Corporation's United States subsidiaries at an exercise price of not less than 100% of the last sale price of Enbridge Shares on The Toronto Stock Exchange on the trading day prior to the date of the grant. Such options may be afforded favourable tax treatment under United States law.

(5) Rights may be granted in connection with an option. The number of Enbridge Shares covered by such rights will not exceed the number of Enbridge Shares available to the employee under his or her option. Generally, rights will be exercisable at such times and in such amounts as the underlying options. The rights entitle the holder to surrender all or part of the underlying and unexercised option and receive in exchange the amount by which the then aggregate fair market value of the Enbridge Shares covered by the option (based on the trading price of the Enbridge Shares on The Toronto Stock Exchange) exceeds the aggregate option exercise price, to a maximum of 100% of the exercise price.

(6) No options or rights granted under the 2002 Plan are transferable or assignable by the holder other than by will or according to the laws governing descent and distribution.

(7) The 2002 Plan contains provisions for changes in the number of options and rights granted and available in certain circumstances where it is necessary to prevent dilution, provisions to protect the holders of options and rights in the event of reorganization of the Corporation, and limited provisions for amendment of the 2002 Plan by the Board.

To be adopted, the 2002 Stock Option Plan Resolution must be approved by a majority of the votes cast at the Meeting.

Unless specified in a Proxy Form or by telephone or internet voting instructions that the Enbridge Shares represented by the proxy shall be voted against the 2002 Stock Option Plan Resolution, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the approval of the 2002 Stock Option Plan Resolution.

SHAREHOLDER RIGHTS PLAN – AMENDMENTS TO AND RECONFIRMATION OF SHAREHOLDER RIGHTS PLAN

The Corporation has in place a Shareholder Rights Plan (the "Rights Plan") under the terms of the Shareholder Rights Plan Agreement dated as of November 9, 1995, as amended, between the Corporation and CIBC Mellon Trust Company, as Rights Agent (the "Rights Agent"). The Rights Plan was originally implemented on November 9, 1995, was confirmed by Shareholders at the 1996 annual meeting and was amended and reconfirmed by Shareholders at the 1999 annual meeting.

To continue in effect, the Rights Plan must be reconfirmed by Shareholders at the Meeting. Shareholders are also being asked to approve several minor changes to the Rights Plan to conform its provisions to versions of rights plans now prevalent for public reporting issuers in Canada.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve, by a simple majority of votes cast at the Meeting, a resolution, the text of which is set forth in Appendix "A" of this circular (the "Rights Plan Resolution"), to amend and reconfirm the Rights Plan. **For the Rights Plan to continue in effect after the Meeting, it must be reconfirmed by Shareholders at the Meeting. If the Rights Plan Resolution is not passed by the Shareholders, the Rights Plan will terminate.**

Background

The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Corporation and to provide every Shareholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

On the original adoption of the Rights Plan and on continuing the Rights Plan, the Board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties, aggregate 20% or more of the outstanding shares of a corporation.

The existing legislative framework for take-over bids in Canada continues to raise the following concerns for shareholders of the Corporation:

(a) Time

Current legislation permits a take-over bid to expire 35 days after it is initiated. The Board is of the view that this is not sufficient time to permit Shareholders to consider a take-over bid and make a reasoned and unhurried decision.

(b) Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted common shares. This is particularly so in the case of a partial take-over bid for less than all of the common shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the common shares. The Rights Plan provides the shareholder with a tender approval mechanism which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

(c) Unequal Treatment: Full Value

While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Corporation may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of common shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate common shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

Summary

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan. A Shareholder or any other interested party may obtain a copy of the Rights Plan by contacting the Corporate Secretary, Enbridge Inc., 3000, 425-1st Street S.W., Calgary, AB, T2P 3L8; telephone (403) 231-3938; fax (403) 231-5929.

Effective Date

The effective date of the Rights Plan is November 9, 1995 (the "Effective Date").

Term

To November 9, 2005, subject to reconfirmation and approval by the Shareholders at the Meeting and the 2005 annual meeting of the Shareholders of the Corporation.

Shareholder Approval

For the Rights Plan to remain in effect following the Meeting, the Rights Plan Resolution must be approved by a majority vote of the votes cast at the Meeting by Shareholders voting in person and by paper, telephone or internet proxy.

Issue of Rights

On the Effective Date, one right (a "Right") was issued and attached to each common share outstanding and attaches to each common share subsequently issued.

Rights Exercise Privilege

The Rights will separate from the Enbridge Shares and will be exercisable eight trading days (the "Separation Time") after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Enbridge Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Enbridge Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person) will permit the purchase of $240 worth of Enbridge Shares on payment of $120 exercise price of a Right. As discussed below, it is proposed that the $120 amount be increased to $220 so that following the occurrence of a Flip-in Event, each such Right will permit the purchase of $440 worth of Enbridge Shares for $220.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Enbridge Shares, reported earnings per share on a fully-diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into lock-up agreements with the Corporation's shareholders whereby such shareholders agree to tender their common shares of the Corporation to the take-over bid (the "Subject Bid") without a Flip-in Event (as referred to above) occurring. Any such agreement must permit the shareholder to withdraw the common shares of the Corporation from the lock-up to tender to another take-over bid or support another transaction that will provide greater value to the shareholder than the Subject Bid where the greater value offered exceeds by as much or more than a specified amount (the "Specified Amount") the value offered under the Subject Bid, provided the Specified Amount is not greater than 7% of the value offered under the Subject Bid. As discussed below, it is proposed that this definition be amended.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Enbridge Shares issued from and after the Effective Date and are not to be transferable separately from the Enbridge Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Enbridge Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(i) the take-over bid must be made by way of a take-over bid circular;
(ii) the take-over bid must be made to all Shareholders;
(iii) the take-over bid must be outstanding for a minimum period of 60 days and Enbridge Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Enbridge Shares held by Shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn; and
(iv) if more than 50% of the Enbridge Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Enbridge Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 21 days. As discussed below, it is proposed that this definition be amended to increase the 21 day time period to 35 days to conform to recent legislative changes.

Waiver

The Board of Directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all shareholders. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all Shareholders prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The Board of Directors with the approval of a majority vote of the votes cast by Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.001 per common share. Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board of Directors may amend the Rights Plan with the approval of a majority vote of the votes cast by Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the Shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Rights Plan will not detract from or lessen the duty of the board to act honestly and in good faith with a view to the best interests of the Corporation. The board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Proposed Amendments

The proposed amendments to the Rights Plan, which amendments are set out in full in Appendix "A" hereto will:

1. Set the Exercise Price of the Rights at $220 per Right. The Exercise Price of the Rights, as a consequence of the 2 for 1 split of the Corporation's common shares in 1999, is presently $120 per Right;

2. Increase the minimum time period that a Competing Permitted Bid must be outstanding to 35 days from 21 days, to correspond to the minimum time period that a take-over bid must now be outstanding as a result of recent changes to securities legislation;

3. Provide that the expiration time of the Rights Plan will be the earlier of termination of the 2005 annual meeting of Shareholders of the Corporation, if the Rights Plan is not reconfirmed at that meeting, or November 9, 2005.

4. Modify the definition of Lock-up Agreement referred to above to provide that any such agreement must either: (i) permit the Shareholder to withdraw the Enbridge Shares from the lock-up to tender to another bid or to support another transaction that in either case will provide greater value to the Shareholder than the Subject Bid; or (ii) permit the Locked-up Person to withdraw from the agreement in order to tender or deposit the Enbridge Shares to another transaction or to support another transaction that contains an offering price that exceeds the value of the Subject Bid by as much or more than a specified amount as long as the agreement does not provide for a specified amount that exceeds 7% of the value of the Subject Bid.

   For purposes of clarity, a Lock-up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give an offeror an opportunity to match a higher price in another transaction as long as the shareholder can accept another bid or tender to another transaction.

5. Update the address for service of the Corporation and make minor amendments to the Form of Rights Certificate attached as Appendix 1 to the Rights Plan.

Recommendation of the Board

The Board has determined that the Rights Plan is in the best interests of the Corporation and the Shareholders. The Board unanimously recommends that Shareholders vote in favour of the Rights Plan Resolution.

At the Meeting, the Rights Plan Resolution set forth in Appendix "A" of this Circular will be placed before Shareholders for approval. To be adopted, the Rights Plan Resolution must be approved by a majority of the votes cast at the Meeting.

Unless specified in a Proxy Form or by telephone or internet voting instructions that the Enbridge Shares represented by the proxy shall be voted against the Rights Plan Resolution, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the approval of the Rights Plan Resolution.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar of the Enbridge Shares is CIBC Mellon Trust Company with corporate trust offices at Calgary, Halifax, Montreal, Toronto, Vancouver and Winnipeg and the Co-Transfer Agent is Mellon Investor Services, New York, New York (see the list of mailing addresses listed in Appendix "C" to this Circular).

PROXY VOTING OPTIONS

Background Information

Only holders of Enbridge Shares of record at the close of business on March 22, 2002 will be entitled to vote in respect of the matters to be voted upon at the Meeting, or any adjournment thereof. With respect to each matter properly before the Meeting, a Shareholder shall be entitled to one vote for each Enbridge Share registered in the name of such Shareholder.

On any ballot that may be called for at the Meeting, all Enbridge Shares in respect of which the person named in a Proxy Form has been appointed to act will be voted, withheld from voting, or voted against, in accordance with the specification of the Shareholder submitting them. If no such specification is made, then the Enbridge Shares may be voted in accordance with the best judgment of the person named in the Proxy Form.

Set out below is a description of the options that registered shareholders and beneficial shareholders have for voting their Enbridge Shares. Registered shareholders ("Registered Shareholders") hold their Enbridge Shares in their own name (i.e., their shares are represented by a physical share certificate registered in their name). Beneficial shareholders ("Beneficial Shareholders") do not hold their Enbridge Shares by a share certificate issued in their own name but rather in an account where their shares are held in the name of a nominee (also known as "street form"), which is usually a trust company, securities broker or financial institution. Some Shareholders may own Enbridge Shares as both a Registered Shareholder and as a Beneficial Shareholder. Such shareholders will need to vote separately, using the applicable procedure, in respect of Enbridge Shares held in their own name or held beneficially through their nominee.

Registered Shareholders

Registered Shareholders who are unable to be present at the Meeting may vote through the use of proxies. If you are a Registered Shareholder you should convey your voting instructions in one of the three voting methods available to you: (i) use of the paper Proxy Form to be returned by mail or delivery; (ii) use of the telephone voting procedure; or (iii) use of the internet voting procedure. By conveying your voting instructions in one of the three ways, you can participate in the Meeting through the person or persons named on the Proxy Form. Please indicate your vote on each item of business and your vote will be cast accordingly. **If you do not indicate a preference, the Enbridge Shares represented by the enclosed Proxy Form, if the same is executed in favour of, or instructions are given for the appointment of, the management nominees named in the Proxy Form, will be voted in favour of all matters identified in the Notice of Meeting.**

The paper Proxy Form is the only voting option by which a Registered Shareholder may appoint a person as proxy other than the management nominees named on the Proxy Form.

<u>Mail:</u>

If a Registered Shareholder elects to use the paper Proxy Form, then it must be completed, dated, and signed in accordance with the instructions included with the Proxy Form. It must then be returned to CIBC Mellon Trust Company by use of the postage paid return envelope provided or by delivery to one of its principal corporate trust offices in Calgary, Halifax, Montreal, Toronto, Vancouver and Winnipeg at or before 4:00 p.m. (local time) on the second last business day (May 1, 2002) preceding the day of the Meeting (or any adjournment of the Meeting), or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or the day of any adjournment of the Meeting. A list of addresses for CIBC Mellon Trust Company is set forth in Appendix "C" to this Circular.

Telephone:

If a Registered Shareholder elects to vote by telephone, then a touch-tone telephone must be used to transmit voting preferences to a toll free number: 1-877-290-3210 (English and French). A Registered Shareholder must follow the instructions of the "Vote Voice" and refer to the Proxy Form sent to such shareholder, and will be required to enter the Control Number provided to such shareholder, as described under the heading "Control Numbers", below. Voting instructions are then conveyed by use of touch-tone selections over the telephone.

Internet:

If a Registered Shareholder elects to vote by internet (English and French), then they must access the website:

www.proxyvoting.com/enbridge

A Registered Shareholder must then follow the instructions contained on the website and refer to the Proxy Form sent to such shareholder, and will be required to enter the Control Number provided to such shareholder, as described under the heading "Control Numbers", below. Voting instructions are then conveyed electronically by the Registered Shareholder over the internet.

Control Number:

In order to vote via the telephone or the internet, Registered Shareholders will be required to enter the 13 digit Control Number located on the back side of the Proxy Form (lower left hand side) that has been provided to them.

Beneficial (or non-registered) Shareholders

Beneficial Shareholders are shareholders who do not hold their Enbridge Shares in their own name but rather in the name of a "nominee", which is usually a trust company, securities broker or financial institution. Nominee holders are required to seek instructions from the beneficial holders of securities as to how to vote such securities. Each nominee has their own has their own procedures for seeking voting instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Enbridge Shares are voted at the Meeting.

Most nominees will mail a Voting Instruction Form to Beneficial Shareholders asking them to complete such form and return it to the nominee. The nominee then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Enbridge Shares to be represented at the meeting.

In addition to conveying voting instructions via mail, nominees may also provide Beneficial Shareholders with the option to convey their voting instructions via telephone or the internet. Beneficial Shareholders should carefully review the information provided by their nominee to determine the proxy voting options available to them.

As the Corporation does not have access to the names of Beneficial Shareholders, if a Beneficial Shareholder attends the Meeting, the Corporation will have no record of their shareholdings or their entitlement to vote, unless their nominee has appointed them as proxyholder. If a Beneficial Shareholder wishes to vote in person at the Meeting, they should insert their own name in the space provided on the voting instruction form provided by their nominee and follow the signing and return instructions provided by their nominee. By doing so, the Beneficial Shareholder is instructing their nominee to appoint them as proxyholder to attend at the meeting and vote their Enbridge Shares in person.

APPOINTMENT OF PROXY

A Shareholder has the right to appoint a person other than the management nominees designated on the accompanying Proxy Form. This can be accomplished when you convey your voting instructions, and can only be done by conveying your voting instructions on the paper Proxy Form to be returned by mail or delivery, and completed by crossing out the printed names and inserting the name of the person you wish to act as proxy in the blank space provided. The person so appointed, if such person is other than the management nominees whose names are printed in the Proxy Form, should be notified. The person acting as proxy need not be a Shareholder.

DISCRETIONARY AUTHORITY OF PROXY

The voting instructions conveyed by a Shareholder by any of the three means concerning the matters described on the enclosed Proxy Form confers discretionary authority upon the proxy nominees with respect to amendments or variations to the matters identified in the Notice of Annual and Special Meeting and other matters which may properly come before the Meeting. The Board of Directors and management do not know of any such matter which may be presented for consideration at the Meeting. However, if any such matter is presented, the proxy will be voted in accordance with the best judgment of the proxy nominees named in the Proxy Form.

REVOCATION OF PROXY

Proxies given by Shareholders may be revoked at any time prior to their use, by instrument in writing executed by the Shareholder, or by his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, Suite 3000, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, if the prior instructions were submitted by mail. If the instructions were conveyed by telephone or the internet then conveying new instructions by any of these three means will revoke the prior instructions. Proxies can thus be revoked at any time up to and including 4:00 p.m. (local time) on May 1, 2002, the second last business day preceding the day of the Meeting, or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law, including, without limitation, personal attendance at the Meeting.

If the instrument of revocation is deposited with the Chairman on the date of the Meeting or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to the proxy to be revoked.

SOLICITATION OF PROXIES

The cost of this solicitation of proxies will be borne by the Corporation. In addition to solicitation by mail, the Officers, Directors and employees of the Corporation may, without additional compensation, solicit proxies personally or by telephone.

CORPORATE GOVERNANCE

The Governance Committee of the Board (the "Governance Committee") has a focus on the structure and processes of Corporate Governance at Enbridge. The objective of the Governance Committee is to ensure a comprehensive system of stewardship and accountability to Shareholders is in place and functioning among Directors, management and employees of the Corporation.

The Toronto Stock Exchange, upon which the Enbridge Shares are listed, requires every listed company to annually disclose corporate governance practices with specific reference to a series of guidelines for corporate governance (the "Guidelines"). The Corporation's corporate governance practices, which the Board believes are in full alignment with the Guidelines, are summarized below.

Mandate of the Board of Directors

The Board has plenary power from Shareholders to manage, or supervise the management of, the business and affairs of the Corporation. The Board is responsible for the overall stewardship of the Corporation and, in discharging that responsibility, reviews, approves and provides guidelines in respect of the strategic plan of the Corporation and reviews the progress of strategic planning as it occurs. The Board also identifies the principal risks to the Corporation on an annual basis and monitors the Corporation's risk management programs, the implementation of appropriate succession planning, and ensures that internal control systems and management information systems are in place and operating effectively.

The Governance Committee defines and recommends to the Board the role of the Board, the roles of Committees of the Board, and the general division of duties as between the Board and the Chief Executive Officer. The Governance Committee has developed a mandate statement for the Board as a whole which has been adopted by the Board. Descriptions of specific Board responsibilities are set forth in the by-laws of the Corporation, in the mandates of the Committees of the Board, and more generally in the Canada Business Corporations Act.

The general authority guidelines of the Corporation and the Corporation's strategic plan constitute a mandate for the Chief Executive Officer. This mandate includes the goal to maximize shareholder value. In addition, the Board has established specific terms of reference and a review process for the Chief Executive Officer. The Governance Committee and the Human Resources & Compensation Committee approve the Chief Executive Officer's objectives on an annual basis. These objectives are reviewed by the Board on an ongoing basis.

The Board of Directors has established programs and structures to ensure effective communications between the Corporation, its Shareholders, its stakeholders and the public. These include communications by the President & Chief Executive Officer; the Corporate Secretariat; and the Environment, Health & Safety; Investor Relations; Financial Services; and Government & Public Affairs departments. Management of the Corporation meets frequently with the Board with respect to these matters.

The Guidelines recommend, and the Corporation provides, an orientation and education program for new directors. In addition to having discussions with the Chair of the Board, and receiving presentations from the President & Chief Executive Officer and senior management with respect to the business and operations of the Corporation, a new Director also receives a record of public and other information concerning the Corporation.

The Guidelines also recommend that a board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. Directors of the Corporation may engage outside advisers, at the Corporation's expense, to provide advice with respect to a corporate decision or action.

Composition of the Board of Directors

Thirteen members are to be nominated for election to the Board. The Board must have a sufficient number of Directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Board reviews the contributions of the Directors and considers whether the current size of the Board promotes effectiveness and efficiency, and believes that the appropriate size of the Board is ten to thirteen members. The Board meets in-camera and independently of management often and whenever appropriate.

The Guidelines recommend that a board of directors should be constituted with a majority of individuals who qualify as "unrelated directors". The Guidelines define an "unrelated director" as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. The Directors have examined the relevant definitions in the Guidelines and have individually considered their respective interests in and relationship with the Corporation and have determined that ten of the thirteen nominated directors are unrelated directors, meaning they have no business relationship with the Corporation other than the ownership of shares. D.J. Taylor, as non-executive Chair of the Board, B.F. MacNeill, as past Chief Executive Officer, and P.D. Daniel as current President & Chief Executive Officer are the only related Directors of the Corporation.

Committees of the Board of Directors and Risk Management Systems

The Guidelines recommend that the committees of a board of directors should generally be composed of non-management directors, a majority of whom are unrelated directors. The Board currently has four standing Committees, all of which are composed solely of non-management, unrelated Directors, other than the Human Resources & Compensation Committee and Governance Committee which include D.J. Taylor as a member; and the Audit, Finance & Risk Committee and the Environment, Health & Safety Committee which include B.F. MacNeill as a member. Through these Committees, the Board identifies the principal risks to the Corporation and implements the systems for managing such risks.

The Corporation has in place a comprehensive risk assessment system which incorporates relevant risk assessment information from the major corporate businesses. The risk assessment process analyzes existing and emerging risks within defined categories, with corresponding mitigating factors. Common measurement and assessment criteria enable the ranking of risks from diversified businesses on a consolidated basis in accordance with a range of loss consequences, and over a stated time horizon. The Board and the Audit, Finance & Risk Committee specifically review principal risks to the Corporation on an annual basis, monitor the Corporation's risk management program and review risks in conjunction with internal and external auditors. Other Board committees also implement and monitor systems put in place to address applicable risks. For example, the Environment, Health & Safety Committee has established an environmental risk management system, and monitors its operations. The Board has delegated certain responsibilities to each of its committees, and they report and make recommendations to the Board on a regular basis, as well as implement and monitor systems put in place to address applicable risks.

Audit, Finance & Risk Committee

The principal function of the Audit, Finance & Risk Committee is to review Enbridge's financial statements and recommend their approval or otherwise to the Board. In performing this function, the Committee monitors audit functions and the preparation of financial statements, communicates directly with both internal and external auditors, has overview responsibility for management reporting on internal controls, and meets with outside auditors independently of management. The Committee recommends approval of press releases of financial results and reviews all prospectuses and the Corporation's Annual Information Form. The Committee, together with the Board, specifically reviews the principal risks to the Corporation as noted above.

Environment, Health & Safety Committee

The Environment, Health & Safety Committee monitors and makes recommendations with respect to the environment, health and safety policies, practices and procedures of Enbridge and its subsidiaries. Included in the mandates applicable to environment, health and safety matters is the responsibility to: monitor and make recommendations regarding risk management guidelines; monitor and make procedures and practices followed in the conduct of operations to prevent injury to corporate and third party persons and property, as well as to minimize any adverse impact; monitor and make policies, procedures and practices related to documentation of regulatory approvals, compliance and incidents; monitor and make emergency response planning and procedures; review status and assessment reports regarding compliance and applicable legal and regulatory standards; review the communication methods used for applicable procedures and practices; and establish the applicable duties and responsibilities of corporate Directors and Officers. The Committee has established an environmental risk management system, monitors its operation and conducts regular site visits and orientation sessions to personally acquaint members of the Committee and the Board with the operating staff and facilities of the Corporation.

Governance Committee

At Enbridge, the process of corporate governance is the means by which the Directors and management fulfill the accountabilities and stewardship owed to Shareholders. The Governance Committee is mandated to be responsible for and make recommendations to the Board concerning the overall governance of the Corporation. Included in its mandate is the responsibility to review the mandates for the various Board Committees, recommend the nomination of Directors to Board Committees, develop the Corporation's approach to governance issues, set corporate governance guidelines for the Board and assume responsibility for the Corporation's response to those guidelines, and set guidelines for determination of conflicts of interest.

In addition to the functions noted above under the heading "Mandate of the Board of Directors", the Governance Committee has a process to monitor the quality of and recommend changes concerning the relationship between and among the Board, its Committees and management, including the assessment of the performance of the Board as a whole and its committees, assessment of the Chair of the Board, as well as reviewing the contributions of individual Directors. One of the Governance Committee's objectives is to nominate a balanced mix of Board members with the experience and expertise to provide value to the Corporation and its shareholders in respect of the Corporation's business and strategic plans. The Governance Committee sets guidelines which include criteria to add Directors who possess relevant and/or senior executive expertise or other qualifications, including an intent to achieve an appropriate mix of gender and minority representation on the Board. The Governance Committee is also mandated to review and recommend to the Board the adequacy and form of remuneration of Directors, and to ensure that the Board functions independently of management.

Human Resources & Compensation Committee

The Human Resources & Compensation Committee has responsibility to review and advise the Board on systems and effectiveness relating to employment, succession and remuneration of employees, including officers of the Corporation, and oversees the financial statements of the Corporation's pension plans. In addition to its functions and responsibilities set forth elsewhere in this Circular, the Committee monitors the performance of senior management, manages intellectual capital risk by ensuring that management programs deal with succession planning and employee retention, and reports to the Board on organizational structure and succession planning matters. The Committee reviews and monitors executive development programs and, in conjunction with the Governance Committee, defines the Chief Executive Officer's responsibilities and approves the Chief Executive Officer's objectives on an annual basis.

Decisions Requiring Prior Approval by the Board

The Board has delegated to the President & Chief Executive Officer and senior management the responsibility for day-to-day management of the business of the Corporation, subject to compliance with the plans approved from time to time by the Board. In addition to those matters which must, pursuant to statute and the Articles of the Corporation be approved by the Board, the Board has specified limits to management's responsibility as recommended in the Guidelines, and retains responsibility for significant changes in the Corporation's affairs such as the approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

The Canada Business Corporations Act, which governs the Corporation, provides that shareholder proposals must be received by November 27, 2002 to be considered for inclusion in the management information circular and the form of proxy for the 2003 annual meeting of Shareholders, which is expected to be held on or about May 1, 2003.

APPROVAL BY THE BOARD OF DIRECTORS

The contents and mailing to Shareholders of this Circular have been approved by the Board of Directors. No person is authorized to give any information or to make any representations in respect of the matters addressed herein other than those contained in this Circular and, if given or made, such information must not be relied upon as having been authorized.

DATED at Calgary, Alberta, this 25th day of February, 2002.

BLAINE G. MELNYK
Corporate Secretary &
Associate General Counsel

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta, this 25th day of February, 2002.

PATRICK D. DANIEL	DEREK P. TRUSWELL
President & Chief Executive Officer	Group Vice President & Chief Financial Officer

98

APPENDIX "A"

Resolutions

I. 2002 Stock Option Plan Resolution

RESOLVED THAT:

1. The Incentive Stock Option Plan (2002) (the "2002 Plan"), and the reservation for issuance of a maximum of 15,000,000 Common Shares of the Corporation, which is described in the Management Information Circular accompanying the notice of this meeting, be and is hereby approved;
2. The making on or prior to May 3, 2002 of any revisions to the 2002 Plan as may be required by The Toronto Stock Exchange or by professional commentators on stock option plans in order to conform the 2002 Plan to versions of stock option plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice-President or a director, is hereby approved; and
3. Any officer of the Corporation be and each of them is hereby authorized, for and on behalf of the Corporation, to execute and deliver such other documents and instruments and take such other actions a such officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

II. Rights Plan Resolution

RESOLVED THAT:

1. The Shareholder Rights Plan Agreement (the "Rights Plan") dated as of November 9, 1995, as amended, between Enbridge Inc. and CIBC Mellon Trust Company, be amended by:

   (a) amending the definition of "Beneficial Owner" by changing the word "whether" to "where" in the third line and deleting the word "thereafter" in the fourth line of Section 1.1(f)(ii);

   (b) amending the definition of "Beneficial Owner" by adding the words ", including a non-discretionary account held on behalf of a Client by a broker or dealer registered under applicable law" immediately before the semi-colon at the end of Section 1.1(f)(v)(A);

   (c) deleting "21 days" and inserting "35 days" in the definition of "Competing Permitted Bid" in Section 1.1(n)(iii)(B);

   (d) setting the exercise price in the definition of "Exercise Price" in Section 1.1(w) at "$220";

   (e) replacing the definition of "Expiration Time" contained in Section 1.1(y) with the following:

   "(y) **"Expiration Time"** shall mean the close of business on that date which is the earlier of the date of termination of this Agreement under Section 5.16 or the close of business on the tenth anniversary of the Effective Date;";

   (f) replacing the definition of "Lock-up Agreement" contained in Section 1.1(cc) with the following:

   "(cc) **"Lock-up Agreement"** means an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the "Locked-up Person") who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror's Take-over Bid or to any Take-over Bid made by any of the Offeror's Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the "Subject Bid") where the agreement:

(i) permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction that in either case will provide greater value to the Locked-up Person than the Subject Bid; or

(ii) (A) permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction that contains an offering price for each Voting Share that exceeds by as much as or more than a specified amount (the "Specified Amount") the offering price for each Voting Share contained in or proposed to be contained in the Subject Bid; and (B) does not by its terms provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Subject Bid;

and, for greater clarity, an agreement may contain a right of first refusal or require a period of delay to give an offeror an opportunity to match a higher price in another take-over bid or other similar limitation on a Locked-up Person as long as the Locked-up Person can accept another bid or tender to another transaction;";

(g) amending the definition of "Pro Rata Acquisition" by adding immediately before the semi-colon at the end of Section 1.1(mm)(iii) the following:

", provided that the Person does not thereby acquire a greater percentage of such Voting Shares or securities convertible or exchangeable for Voting Shares so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;";

(h) inserting in Section 2.3(e) after the words "Subsections 2.3(a), (b) and (c)," and before the words "such adjustments" the following "and subject to prior approval of the holders of the Voting Shares or of Rights, as the case may be, as provided in Section 5.4,";

(i) replacing in Section 5.1(a) the phrase "to all holders of Voting Shares" in the two places it appears with the words "to all holders of record of Voting Shares";

(j) changing the address for notice of the Corporation in Section 5.9(a) to:

"Enbridge Inc.
3000, 425 – 1st Street S.W.
Calgary, AB T2P 3L8

Attention: Corporate Secretary
Fax Number: (403) 231-5929"; and

(k) amending the Form of Rights Certificate which is Attachment 1 to the Rights Plan as follows:

(i) setting the Exercise Price in the first paragraph of the form at "$220 (Cdn.)"; and

(ii) replacing the words "Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, or a commercial bank or trust company having an office or correspondent in Canada" wherever they appear with the words "Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion Program (STAMP)";

2. The making on or prior to May 3, 2002 of any revisions to the Rights Plan as may be required by The Toronto Stock Exchange or by professional commentators on shareholder rights plans in order to give effect to the foregoing revisions or to conform the Rights Plan to versions of shareholder rights plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice-President or a director, is hereby approved;

3. The Rights Plan, as amended in accordance with paragraphs 1 and 2 above, be and it is hereby reconfirmed and approved; and

4. Any two officers of Enbridge Inc., be and are hereby authorized, for and on behalf of Enbridge Inc., to execute and deliver such other documents and instruments, including without limitation an agreement amending the Rights Plan as provided above, and take such other actions as such officers may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

APPENDIX "B"

Biographical Information: Nominee Directors

Donald J. Taylor joined the Board of Directors in 1979 and is presently Chair of the Board of Enbridge Inc. Mr. Taylor is also a Director of Enbridge Pipelines Inc., Enbridge Pipelines (NW) Inc. and Wajax Ltd.. Previously, Mr. Taylor was an Executive Vice President of Shell Canada Ltd. and President of Shell Canada Products Ltd.

David A. Arledge joined the Board of Directors in 2002. Mr. Arledge resigned as Vice-Chairman of the Board of Directors of El Paso Corporation in 2001 having served in that capacity since the merger of El Paso and Coastal Corporation earlier that year. Mr. Arledge held many senior financial and operating positions at the Coastal Corporation, most recently retiring as Chairman, President & Chief Executive Officer in early 2001. He is a member of the State Bar of Texas and has served as a member of the Board of the Greater Houston Partnership and as past Chairman of the Board of the Interstate Natural Gas Association of America.

James J. Blanchard joined the Board of Directors in 1999. Gov. Blanchard served as United States Ambassador to Canada between 1993 and 1996. A former Governor of Michigan, he also spent four terms in Congress, and currently practices law with Verner, Liipfert, Bernhard, McPherson and Hand in Michigan and Washington, D.C. Gov. Blanchard is also a Director of Crown Life Insurance Company, Brascan Corporation, Kasten Chase Applied Research Limited, Long Distance of Michigan, Inc., Minacs Worldwide Inc., Nortel Networks Corporation and Teknion Corporation.

J. Lorne Braithwaite joined the Board of Directors in 1989. He has been President and Chief Executive Officer of Cambridge Shopping Centres Limited since 1978. Mr. Braithwaite is also a Director of the Canadian Institute of Public Real Estate Companies and Jannock Ltd., and is a member of the CDIC Real Estate Advisory Panel. Mr. Braithwaite is a Past Chairman (1995-96) of the International Council of Shopping Centres and is also the Past President (1995-97) of The Canadian Institute of Public Real Estate Companies.

Patrick D. Daniel joined the Board of Directors in 2000 and has been President & Chief Executive Officer of the Corporation since January 1, 2001; prior thereto, President & Chief Operating Officer of the Corporation since September 1, 2000. Mr. Daniel has been a senior executive officer of the Corporation for over 11 years and is also a Director of The Consumers' Gas Company Ltd., Enbridge Pipelines Inc., Enbridge Pipelines (NW) Inc., Enbridge Energy Company, Inc., PanCanadian Energy Corporation and Enerflex Systems Ltd.

E. Susan Evans joined the Board of Directors in 1996. She is Chairman of the Audit Committee for the Province of Alberta and is a Director of Canadian Oil Sands Limited, Canadian Oil Sands Investments Inc. and Athabasca Oil Sands Investments Inc. Previously, Ms. Evans was Vice President, Law & Corporate Affairs and Corporate Secretary of Encor Inc.

William R. Fatt joined the Board of Directors in 2000. He is the Chief Executive Officer of Fairmont Hotels & Resorts Inc. and was, prior to September, 2001, the Chairman and Chief Executive Officer of Canadian Pacific Hotels & Resorts Inc. He is also a director of PanCanadian Energy Corporation, Jim Pattison Group Inc., Sun Life Financial Services of Canada Inc., Toronto General & Western Hospital Foundation and is Vice Chairman, Chief Executive Officer and a Trustee of Legacy Hotels Real Estate Investment Trust.

Richard L. George joined the Board of Directors in 1996. He is the President and Chief Executive Officer and a Director of Suncor Energy Inc. He is also a Director of Dofasco Inc. and Sunoco Inc. He has been Chief Executive Officer of Suncor Energy Inc. since 1991 and was Chairman of the Board from 1993 to 1994.

Michel Gourdeau joined the Board of Directors in 2002. Since 1997, he has held senior management positions with Hydro-Québec and is presently Executive Vice-President, Natural Gas Sector. From 1985 to 1997, he was Vice President, Natural Gas Services at Gaz Métropolitain, Inc. Mr. Gourdeau is a director of Gaz Métropolitain, Inc., Noverco Inc. and the Energy Council of Canada.

Louis D. Hyndman joined the Board of Directors in 1993. He has been a Senior Partner of Field Atkinson Perraton LLP, Barristers and Solicitors, since 1986. Mr. Hyndman is also a Director of BFC Construction Group, Clarke Inc., Enbridge Pipelines Inc., Enbridge Pipelines (NW) Inc., Melcor Developments Ltd., Oxford Properties Group Ltd. and TransAlta Corporation. From 1967 to 1986, he was a member of the Legislative Assembly of the Province of Alberta and served as Provincial Treasurer and in two other ministerial portfolios.

Brian F. MacNeill joined the Board of Directors in 1991. He is presently Chairman of the Board of Petro-Canada. He was Chief Executive Officer of Enbridge Inc. from September 1, 2000 to January 1, 2001, the date of his retirement as an Officer of Enbridge Inc.; prior thereto, President & Chief Executive Officer of Enbridge Inc. since 1992. Mr. MacNeill is also a Director of Dofasco Inc., Veritas DGC Inc., The Toronto Dominion Bank, Sears Canada Inc., Telus Corporation and Western Oil Sands Inc.

Robert W. Martin joined the Board of Directors in 1992. He is also a Director of Cara Operations Ltd., Aon-Reed Stenhouse Companies, Ontario Superbuild Corporation and HSBC Bank Canada. He was formerly Chairman of Silcorp Limited from 1993 to 1999 and the President and Chief Executive Officer of The Consumers' Gas Company Ltd. from 1984 to 1992.

George K. Petty joined the Board of Directors in January 2001. He is also a Director of CAE Inc. Mr. Petty was formerly President & Chief Executive Officer of Telus Corporation from November 1, 1994 to October 31, 1999.

APPENDIX "C"

CIBC MELLON TRUST COMPANY

PRINCIPAL CORPORATE TRUST OFFICES

FOR DEPOSIT OF FORM OF PROXY IN CANADA

Branch	Mailing Address	Courier Address
Calgary, Alberta Telephone: (403) 232-2400	P.O. Box 2517 Calgary, Alberta T2P 4P4	600 The Dome Tower 333 - 7th Avenue S.W. Calgary, Alberta T2P 2Z1
Halifax, Nova Scotia Telephone: (902) 420-3222	P.O. Box 2082, Station "C" Halifax, Nova Scotia B3J 3B7	1660 Hollis Street Centennial Building Suite 406 Halifax, Nova Scotia B3J 1V7
Montreal, Quebec Telephone: (514) 285-3600	P.O. Box 700, Station "B" Montreal, Quebec H3B 3K3	2001 University Street 16th Floor Montreal, Quebec H3A 2A6
Toronto, Ontario Telephone: (416) 643-5500	P.O. Box 12005 Stn. BRM B Toronto, Ontario M7Y 2K5	200 Queens Quay East, Unit #6 Toronto, Ontario M5A 4K9
Vancouver, B.C. Telephone: (604) 688-4330	P.O. Box 1900 Vancouver, B.C. V6E 3K9	Suite 1600 1066 West Hastings Street Vancouver, B.C. V6E 3X1
Winnipeg, Manitoba Telephone: (204) 987-2490	One Lombard Place Suite 750 Winnipeg, Manitoba R3C 0X3	One Lombard Place Suite 750 Winnipeg, Manitoba R3B 0X3

FOR DEPOSIT OF FORM OF PROXY IN THE UNITED STATES

Please deposit at the offices of the Co-Transfer Agent at:

Mellon Investor Services, L.L.C.

13th Floor
120 Broadway
New York, New York
U.S.A. 10271

Attention: Shareholder Services

Telephone: (800) 526-0801

104

ENBRIDGE INC.

PROXY SOLICITED BY MANAGEMENT AND THE BOARD OF DIRECTORS

Annual and Special Meeting of Shareholders

May 3, 2002

The undersigned shareholder of Enbridge Inc. ("Enbridge" or the "Corporation") does hereby appoint P.D. Daniel, President & Chief Executive Officer of the Corporation, or failing him D.J. Taylor, Chair of the Board of Directors of the Corporation, or instead of either of them ______________________________ as the proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders (the "Meeting") of Enbridge to be held in the Frontenac Ballroom of the Westin Harbour Castle Convention Centre, 1 Harbour Street, Toronto, Ontario on Friday, May 3, 2002 at 1:30 p.m. (Toronto time) and at any adjournment thereof, and on every related ballot that may take place.

A shareholder has the right to appoint a person other than the persons designated above, who need not be a shareholder of Enbridge, to attend and act on the shareholder's behalf at the Meeting. To exercise such right, the names of P.D. Daniel and D.J. Taylor, above, should be crossed out and the name of the shareholder's proxyholder should be legibly printed in the blank space provided, or another proxy in proper form should be completed.

Without limiting the general powers conferred hereby, the undersigned directs the said proxyholder to vote the common shares represented by this proxy in the manner indicated below:

1. ELECTION OF DIRECTORS:

☐ **FOR all nominees listed below (except as otherwise indicated below)** ☐ **WITHHOLD FROM VOTING for all nominees listed below**

NOMINEES: David. A. Arledge, James J. Blanchard, J. Lorne Braithwaite, Patrick D. Daniel, E. Susan Evans, William R. Fatt, Richard L. George, Michel Gourdeau, Louis D. Hyndman, Brian F. MacNeill, Robert W. Martin, George K. Petty, Donald J. Taylor.

(Instruction: To withhold authority to vote for any individual nominee, cross out that nominee's name above, and place your initials above or below such nominee's name.)

2. APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS OF ENBRIDGE at a remuneration to be fixed by the Board:

☐ **FOR** ☐ **WITHHOLD FROM VOTING**

3. 2002 STOCK OPTION PLAN RESOLUTION (as described in Appendix "A", item I., of the accompanying Management Information Circular) to approve the Incentive Stock Option Plan (2002):

☐ **FOR** ☐ **AGAINST** ☐ **WITHHOLD FROM VOTING**

4. SHAREHOLDER RIGHTS PLAN RESOLUTION (as described in Appendix "A", item II., of the accompanying Management Information Circular) to approve Amendments to and Reconfirmation of the Shareholder Rights Plan:

☐ **FOR** ☐ **AGAINST** ☐ **WITHHOLD FROM VOTING**

5. At the sole discretion of the proxyholder named above, on such other matters as may properly come before the Meeting or any adjournment thereof.

☐ **FOR** ☐ **AGAINST** ☐ **WITHHOLD FROM VOTING**

The undersigned hereby revokes any proxy previously given with respect to the Meeting. On any ballot that may be called for where the shareholder has specified a choice with respect to the above matters, the shares represented by this proxy will be voted or withheld from voting as directed above, or if no direction is given with respect to any matter, the shares represented by this proxy will be voted in favour of the resolution with respect to such matter.

This proxy is solicited by and on behalf of the Management and Board of Directors of Enbridge Inc.

Dated this ____ day of _____________, 2002. (If not dated in this space, this Proxy shall be deemed to bear the date on which it is mailed by Management.)

______________________________ ______________________________

Name of shareholder (please print) Signature of shareholder or duly authorized person

-See other side for voting options-

Voting Options and Instructions for Registered Shareholders

Other options available to convey your voting instructions are further described on the enclosed blue sheet "Voting Options and Instructions", and in the Management Information Circular for: (1) telephone voting; or (2) internet voting.

VOTE BY MAIL:

1. In order to vote by mail, this proxy must be dated and signed by the Shareholder, or by his or her attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal by a duly authorized person.

2. Proxies not dated in the space provided will be deemed to bear the date on which they were mailed by Management.

3. The name of the Shareholder must appear exactly as it is shown on the affixed label. If shares are held jointly, any one of the joint owners may sign.

4. If shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered. If shares are registered in the name of a deceased or other Shareholder, the Shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the Shareholder must be attached to the proxy.

5. A proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by CIBC Mellon Trust Company by mail or delivery to any one of its principal corporate trust offices in Calgary, Halifax, Montreal, Toronto, Vancouver or Winnipeg at any time up to 4:00 p.m. (local time) on the second last business day (4:00 p.m., May 1, 2002) preceding the day of the Meeting (or any adjournment thereof), or by the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or the day of any adjournment thereof.

6. For further information, see "Proxy Voting Options" in the Management Information Circular.

VOTE BY PHONE:

In order to vote by phone, use any touch-tone phone to transmit your voting instructions. Phone toll-free 1-877-290-3210 (English and French) and follow the instructions the Vote Voice provides you. Have this Proxy Form in hand when you call. Your 13 digit Control Number is located on this form below, on the left hand side.

VOTE BY INTERNET: **www.proxyvoting.com/enbridge**

In order to vote by internet, use the Internet to transmit your voting instructions and for electronic delivery of information. Have this form handy when you access the web site. You will be prompted to enter your 13 digit Control Number which is located on this form below, on the left hand side.

To utilize telephone voting or internet voting you will need to use your 13 digit Control Number, below and on the left side of this sheet. The control number is your personal security code and will be used to authenticate your voting instructions.

↓ Your Control Number ↓

ENBRIDGE

VOTING OPTIONS AND INSTRUCTIONS FOR REGISTERED SHAREHOLDERS

Dear Registered Shareholder,

We forward to you the enclosed proxy material relative to securities in your account and registered in your name. The Proxy Form is to enable your vote to be submitted on the stated issues or proposals.

If you plan to attend the meeting or designate another person to attend on your behalf, please print the name of the person attending the meeting on the appointee line, cross out the names of the Management Proxyholders, sign the Proxy Form and return it in the enclosed envelope.

Note: We are not able to receive your instructions to designate a proxy alternate by either telephone or internet.

When your delegate arrives at the meeting, have them give your name to the scrutineers and state that they are a proxy appointee. The scrutineers will be provided with a list of all appointees received prior to the voting cut-off-time. An appointee must attend the meeting in order for the vote to count.

NOTES:

Vote by Mail

1. The Proxy Form should be read in conjunction with the accompanying Notice of Meeting, Management Information Circular and these Voting Options and Instructions.

2. You may send your completed and signed Proxy Form in the envelope provided.

3. If the Proxy Form is signed and the form is not marked otherwise, the securities will be voted as recommended in the Notice of Meeting and Management Information Circular.

Vote by Telephone

4. As an alternative to completing the Proxy Form, you may enter your vote instruction by telephone. Call toll free 1-877-290-3210 (English and French). Your 13 digit Control Number is located on the lower left hand side of the back of the Proxy Form. If you vote by telephone, you agree that any applicable written or execution requirements have been satisfied. The following are situations where you cannot use the telephone voting service: the day of meeting or if you designate another person to attend and vote on your behalf.

Vote by Internet

5. As a further alternative to completing this form you may enter your vote instruction by internet at website **www.proxyvoting.com/enbridge**. Your 13 digit Control Number is located on the lower left hand side of the back of the Proxy Form. If you vote by internet, you agree that any applicable written or execution requirements have been satisfied. The following are situations where you cannot use internet voting service: the day of the meeting or if you designate another person to attend and vote on your behalf.

As your vote is very important, we recommend that all voting instructions be received at least one business day prior to the voting cut-off time of 4:00 p.m., May 1, 2002.

If you have any questions regarding the enclosed documents, please contact the individual who services your account.

Please ensure that you send your voting instructions by mail, by telephone or by internet before the voting cut-off time. If you attempt to designate an alternate proxy appointee on this Proxy Form and submit the Proxy Form at the Annual and Special Meeting of Shareholders, your designation will be late and will not be effective. We urge you to read the above instructions, complete, sign and return your Proxy Form in the envelope provided or convey your vote by telephone or by internet, so that your securities can be voted according to your instructions.